As submitted confidentially to the U.S. Securities and Exchange Commission on July 3, 2025. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MediaOn Group Inc.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrants name into English)

Cayman Islands	7311	Not Applicable
(State or Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4/F., KOHO

73-75 Hung To Road

Kwun Tong, Hong Kong

+852 2388-2025

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

+1 302-738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Schlueter & Associates, P.C. 5655 South Yosemite St., Suite 350 Greenwood Village, CO 80111 Telephone: (303) 292 3883 Attn: Mr. Henry F. Schlueter, Esq. Ms. Celia Velletri, Esq.	Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas, 31st Floor New York, NY, 10036 Telephone: (212) 930-9700 Attn: Ross D. Carmel, Esq. Barry P. Biggar, Esq.

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The term new or revised financial accounting standard refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement contains two prospectuses, as set forth below.

●	Public Offering Prospectus. A prospectus to be used for the initial public offering of [2,500,000] shares of Class A Ordinary Shares of the Registrant and an aggregate of 1,800,000 Class A Ordinary Shares owned by the Selling Shareholder, collectively, (the “Public Offering Prospectus”) through the underwriter named in the Underwriting section of the Public Offering Prospectus.

●	Resale Prospectus. A prospectus to be used for the potential resale of up to 4,000,000 shares of Class A Ordinary Shares as follows: [2,000,000] shares held by [Rich Choice Ventures Limited] and [2,000,000] shares held by [Meta World Group Limited] (the “Resale Prospectus”). The Resale Shares contained in the Resale Prospectus will not be underwritten and sold through the underwriter.

The Resale Prospectus is substantively identical to the Public Offering Prospectus, except for the following principal points:

●	they contain different outside and inside front covers;

●	the Offering section in the Prospectus Summary section on page 5 of the Public Offering Prospectus is removed and replaced with the Offering section on page Alt-3 of the Resale Prospectus;

●	they contain different Use of Proceeds sections on page 39 of the Public Offering Prospectus which are removed and replaced with the Use of Proceeds section on page Alt-3 of the Resale Prospectus;

●	the Capitalization and Dilution sections on page 40 and page 42 of the Public Offering Prospectus are deleted from the Resale Prospectus respectively;

●	a Resale Shareholders section is included in the Resale Prospectus beginning on page Alt-1 of the Resale Prospectus;

●	references in the Public Offering Prospectus to the Resale Prospectus will be deleted from the Resale Prospectus;

●	the Underwriting section on page 107 of the Public Offering Prospectus is removed and replaced with a Plan of Distribution section on page Alt-4 of the Resale Prospectus;

●	the Legal Matters section on page 110 of the Public Offering Prospectus is removed and replaced with the Legal Matters on page Alt-5 of the Resale Prospectus; and

●	the outside back cover of the Public Offering Prospectus is deleted from the Resale Prospectus.

The Registrant has included in this Registration Statement, after the financial statements, a set of alternate pages to reflect the foregoing differences of the Resale Prospectus as compared to the Public Offering Prospectus.

The Public Offering Prospectus will exclude the Alternate Pages and will be used for the public offering by the Registrant. The Resale Prospectus will be substantively identical to the Public Offering Prospectus except for the addition or substitution of the Alternate Pages and will be used for the resale offering by Resale Shareholders.

The information in this prospectus is not complete and may be changed or supplemented. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion, dated [●], 2025

MediaOn Group Inc.

[4,300,000] Class A Ordinary Shares

This is an initial public offering of our [class A ordinary shares] of par value at US$0.0001 per share of MediaOn Group Inc., an exempted company incorporated in the Cayman Islands with limited liability under the Companies Act on March 20, 2024 (the “Company”) (“Class A Ordinary Shares”). We and the Selling Shareholder (as defined herein) are offering, on a firm commitment engagement basis, 2,500,000 Class A Ordinary Shares and 1,800,000 Class A Ordinary Shares, respectively, to be sold in this offering pursuant to this prospectus. We will not receive any proceeds from the sale of the Ordinary Shares to be sold by the Selling Shareholder. We anticipate that the initial public offering price of the shares will be between US$[4] and US$[6] per share.

Prior to this offering, there has been no public market for our shares. We intend to apply to list our Shares on the Nasdaq under the symbol “MEON”. This offering is contingent upon the listing of our shares on the Nasdaq. There can be no assurance that we will be successful in listing our shares on the Nasdaq.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Investing in our shares involves a high degree of risk, including the risk of losing your entire investment. See Risk Factors beginning on page 16 to read about factors you should consider before buying our shares.

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, we conduct all of our operations and operate our business in Hong Kong through our Hong Kong Operating Subsidiaries. The shares offered in this offering are shares of our Company, a Cayman Islands holding company and not shares of the Hong Kong Operating Subsidiaries. Investors in this offering will not directly hold equity interests in the Hong Kong Operating Subsidiaries. This structure involves unique risks to investors.

All operations and business of the Company are primarily located in Hong Kong, a special administrative region of the PRC. Pursuant to the Basic Law of Hong Kong (the “Basic Law”), which is a national law of the PRC and constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national flag, national anthem and foreign affairs, as well as other matters outside the autonomy of Hong Kong). Further, there is no legislation stating that the laws in Hong Kong should be commensurate with those in the PRC. Despite the foregoing, conducting business in Hong Kong involves risks of changes to laws and regulations that may be promulgated by the PRC government or authorities in Hong Kong may take.

The Company is subject to legal and operational risks associated with having certain of our Hong Kong Operating Subsidiaries’ operations in Hong Kong, including risks and uncertainties related to the legal, political and economic policies of the PRC government, the relations between China and Hong Kong and China and the United States, or Chinese or United States regulations, which risks could result in a material change in our operations and/or cause our Ordinary Shares to significantly decline in value or become worthless and affect our ability to offer or continue to offer securities to investors. We are also subject to the risks and uncertainties about any future actions of the PRC government in this regard that could disallow this structure, which would likely result in a material change in our operations, and the value of our Class A Ordinary Shares may depreciate significantly or become worthless. See “Risk Factors — Risks Related to Doing Business in Hong Kong” on page 20. The Company’s operations are primarily located in Hong Kong. As of the date of this prospectus, we do not expect to be materially affected by recent statements by the PRC authorities indicating an intent to exert more oversight over the securities offerings that are conducted overseas and/or foreign investment in China-based issuers. However, the policies, regulations, rules, and the enforcement of laws to which we are subject may change. See “Transfers of Cash to and From Our Subsidiaries” on page 13 of this prospectus. Recently, the PRC government initiated a series of regulatory actions and statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. None of our business activities appears to be within the immediate targeted areas of concern identified by the Chinese government. However, given the Chinese government’s significant oversight and discretion over the conduct of our business operations in Hong Kong, the Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and consequently, the value of our Ordinary Shares. See “Risk Factors — Risks Related to Doing Business in Hong Kong” on page 20.

On February 17, 2023, with the approval of the State Council, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (“Trial Measures”), and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing applications. Subsequent securities offerings of an issuer in the same overseas market where it has previously offered, and listed securities must be filed with the CSRC within three business days after the offering is completed. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

As of the date of this prospectus, our Company and its subsidiaries (the “Group”) (as defined in the definitions section below) have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect to the listing of the Company’s Ordinary Shares. Further, as of the date of this prospectus, in the opinion of our PRC legal counsel, The Alpha Law Firm, based on the above mentioned, listing on NASDAQ of the Company would not be deemed as an indirect overseas offering and listing by a PRC domestic company under the Trial Measures and the Trial Measures do not apply to the Company, and its listing on NASDAQ does not require fulfilling the filing procedure to the CSRC. However, the CSRC may take a view contrary to or otherwise different from the Group’s or the future effective laws and regulations (with retrospective effect) may require the Group to obtain CSRC or other PRC governmental approvals for this offering. If we inadvertently conclude that such approvals are not required, we may be required to make corrections, be given a warning, be fined between RMB 1 million and RMB 10 million, warn the responsible person and impose a fine of not less than RMB500,000 but not more than RMB5 million, fine the controlling shareholder or actual controller organizes or instigates the prescribed illegal acts not less than RMB1 million but not more than RMB10 million, in the case of serious violation of the Trial Measures or other laws and administrative regulations, the CSRC may impose a ban on access to the securities market upon relevant responsible persons.

However, there is uncertainty as to whether our Company will be required to obtain permission from or file with the PRC authorities to list on a U.S. stock exchange in the future. If the Group is subsequently notified by any PRC authorities that permission/filing for this offering and/or listing on the Nasdaq Stock Market was required, the Group may not be able to obtain such permission or complete such filing in a timely manner, if at all. Any failure to obtain such permission or complete such filing in a timely manner may restrict our ability to complete the proposed offering or any future equity capital raising activities and may subject us or relevant persons to certain penalties, which would have a material adverse effect on our business and financial position.

There can be no assurance that the relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as us, or that the CSRC or any other PRC governmental authorities would not promulgate new rules or new interpretation of current rules (with retrospective effect) to require us to obtain CSRC or other PRC governmental approvals for our IPO. If the Company inadvertently concluded that such approvals were or are not required, the Company’s ability to offer or continue to offer our Securities to investors could be significantly limited or completed hindered, which could cause the value of our Ordinary Shares to significantly decline or become worthless. The Group may also face sanctions by the CSRC, the Cyberspace Administration of China (“CAC”) or other PRC regulatory agencies. These regulatory agencies may impose fines, penalties, limit our operations in China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our Securities. See “Risk Factors” beginning on page 16 of this prospectus for a discussion of these legal and operational risks and other information that should be considered before making a decision to purchase our Securities.

Although Hong Kong is a Special Administrative Region and a dependency of the PRC, it has enacted its own laws pertaining to data security and anti-monopoly concerns. Hong Kong enacted the Personal Data (Privacy) Ordinance (the “PDPO”) to ensure an adequate level of data protection to retain its status as an international trading center and to give effect to human rights treaty obligations. Moreover, Hong Kong has also enacted a similar piece of legislation regulating competition in the market (the “Competition Ordinance”). The Competition Ordinance prohibits: (i) anti-competitive agreements and concerted practices; and (ii) abuse of power with the object or effect of preventing, restricting or distorting competition in Hong Kong. If our Hong Kong Operating Subsidiary Operating Subsidiaries was to be found in violation of either of these laws, our Hong Kong Operating Subsidiaries’ operations may be restricted, and they may be required or elect to make changes to its operations in Hong Kong so as to be in accordance with the PDPO and/or the Competition Ordinance. Moreover, Hong Kong authorities may take other action against us, such as imposing taxes or other penalties, which could materially affect our financial results. Thus, our revenue and business operations in Hong Kong would be adversely affected.

In addition, the Holding Foreign Companies Accountable Act (the “HFCAA”), which prohibits foreign companies from listing their securities on U.S. exchanges if the company’s auditor has been unavailable for Public Company Accounting Oversight Board (United States) (“PCAOB”) inspection or investigation for three consecutive years, became law in December 2020. On December 16, 2021, the PCAOB issued a determination (the “Determination Report”) that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by authorities in those jurisdictions, and the PCAOB included in the Determination Report a list of the accounting firms that are headquartered in the PRC or Hong Kong. On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in China and Hong Kong and voted to vacate the previous 2021 Determination Report to the contrary. The U.S. Securities and Exchange Commission (the “SEC”) adopted final amendments to its rules to implement the HFCAA, which went into effect on January 20, 2022. As part of the SEC’s final rules, identified issuers will need to provide additional disclosures in subsequent filings that prove the issuer is not owned or controlled by a governmental authority in the foreign jurisdiction of the audit firm identified by the PCAOB in the Determination Report.

In the event that it is later determined that the PCAOB is unable to inspect or investigate completely our auditor or our work papers because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause our securities to be delisted from the applicable stock exchange. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was enacted on December 29, 2022, and amended the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) to allow the PCAOB to inspect and investigate completely registered public accounting firms headquartered in China and Hong Kong, consistent with the HFCAA. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 23, 2022, the Accelerating HFCA Act (the “Accelerating HFCA Act”) was signed into law, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating HFCA Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

Our auditor, TAAD LLP, the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess TAAD LLP’s compliance with applicable professional standards. TAAD LLP is headquartered in California and has been inspected by the PCAOB on a regular basis, with the last inspection in April 2024. Therefore, we believe that, as of the date of this prospectus, our auditor is not subject to the PCAOB Determinations (as defined below). See “Risk Factors — Risks Related to Doing Business in Hong Kong — The PCAOB Determinations provides that if the Board is unable to inspect or investigate completely registered public accounting firms headquartered in China or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in China or Hong Kong it could result in the prohibition of trading in our securities by not being allowed to list on a U.S. exchange, and as a result an exchange may determine to delist our securities, which would materially affect the interest of our investors.” on page 24.

The Company holds all of the equity interests in its Hong Kong Operating Subsidiaries through a subsidiary incorporated in the British Virgin Islands (“BVI”). As we have a direct equity ownership structure, we do not have any agreement or contract between our Company and any of its subsidiaries that are typically seen in a VIE structure. Within our direct equity ownership structure, funds from foreign investors can be directly transferred to the Hong Kong Operating Subsidiaries by way of capital injection or in the form of a shareholder loan from the Company following this offering. As a holding company, the Company may rely on dividends and other distributions on equity paid by our Hong Kong Operating Subsidiaries to our BVI subsidiary and then to the Company for our cash and financing requirements. We are permitted under the laws of the Cayman Islands and our Amended and Restated Memorandum and Articles of Association to provide funding to our Hong Kong Operating Subsidiaries through loans and/or capital contributions. Our Hong Kong Operating Subsidiaries are permitted under the laws of Hong Kong to issue cash dividends to us without limitation on the size of such dividends. However, if the Hong Kong Operating Subsidiaries incur debt on its own behalf, the instruments governing such debt may restrict their ability to pay dividends. As of the date of this prospectus, no transfers, dividends, or distributions have been made between the Company, the BVI subsidiary, the Hong Kong Operating Subsidiaries or investors. See “Dividend Policy” on page 41 of this prospectus. As of the date of this prospectus, our Hong Kong Operating Subsidiaries do not maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred. See “Holding Company Structure” on page 13 of this Prospectus. Further, as of the date of this prospectus, no dividends or distributions have been made to date to investors in the Company. Further, there can be no assurance that the flow of cash in or out of Hong Kong would not be restricted or prohibited. To the extent the Company’s cash or assets in the business is in Hong Kong or a Hong Kong entity, the Company’s funds or assets may, in the future, not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the Company and our Hong Kong Operating Subsidiaries by the PRC government to transfer cash or assets. Any restrictions, prohibitions, interventions or limitations on the ability of the Company or our Hong Kong Operating Subsidiaries to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund operations or for other uses outside of Hong Kong, which could have a material adverse effect on our ability to conduct our business. See “Risk Factors — Risks Related to Doing Business in Hong Kong — The Company may rely on dividends and other distributions on equity paid by the Hong Kong Operating Subsidiaries to fund any cash and financing requirements it may have, and any limitations or restrictions, prohibitions or limitations on the ability of the Company or our Hong Kong Operating Subsidiaries by the PRC government to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund operations or for other uses outside of Hong Kong, which on the ability of the Hong Kong Operating Subsidiaries to make payments to the Company could have a material and adverse effect on the business.” on page 24.

Upon completion of this offering, our issued and outstanding shares will consist of [9,500,000] Class A Ordinary Shares and [33,000,000] Class B Ordinary Shares of par value US$0.0001 each of the Company (“Class B Ordinary Shares” assuming no exercise of the over-allotment by the underwriter and [9,875,000] Class A Ordinary Shares and [33,000,000 Class B Ordinary Shares] assuming the underwriter fully exercises its over-allotment option. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at the general meetings, and each Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at the general meetings. Due to the disparate voting powers associated with our two classes of ordinary shares, upon completion of this offering, the largest shareholder of our company, Tech Vision Investment Limited, the holder of 33,000,000 of our Class B Ordinary Shares, will beneficially own 97.20% of the total aggregate voting power, assuming that the underwriter does not exercise their over-allotment option. We will be a controlled company as defined under the Nasdaq Capital Market Company Guide Section 801(a). Immediately after the completion of this offering, Tech Vision Investments Limited, our controlling shareholder, will own approximately 33,000,000 Class B Ordinary Shares, representing approximately [97.20]% of the total voting power, assuming no exercise of the over-allotment option, and 33,000,000 Class B Ordinary Shares, or 97.09% of the total voting power assuming the underwriter fully exercises their over-allotment option. Tech Vision Investment Limited is wholly owned by Vizz Technology Limited, a Hong Kong company and indirectly wholly owned by Vizz Group (Holding) Limited, a Hong Kong company. Mr. Jerry Chi Wai Chan, the Company’s Chief Executive Officer owns 5.18% of the ordinary shares of Vizz Group (Holding) Limited and Mr. Jimmy Shu Wai Chan, the Company’s Chief Financial Officer is the sole director of and owns 36.09% of the ordinary shares of Vizz Group (Holding) Limited. As such, Mr. Jimmy Shu Wai Chan will control matters subject to a vote by the Company’s shareholders, including but not limited to the election of directors, amendment of our memorandum and articles of organization, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets and the Company will be a “controlled company” as defined under the Nasdaq Stock Market Rules. As a “controlled company,” the Company is permitted to elect not to comply with certain corporate governance requirements. Although the Company currently does not intend to rely on the “controlled company” exemption, it may elect to rely on this exemption in the future. If the Company relies on these exemptions in the future, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See “Prospectus Summary — Implications of Being a Controlled Company” on page 12 for additional information.

We are an “Emerging Growth Company” and a “Foreign Private Issuer” under applicable U.S. federal securities laws and, as such, are eligible for reduced public company reporting requirements. Please see Implications of Being an Emerging Growth Company and Implications of Being a Foreign Private Issuer beginning on page 12 and [●], respectively of this prospectus for more information.

		Per Share		Total(4)
Initial public offering price(1)	US$	[5.000]	US$	[21,500,000]	(4)
Underwriting discounts and commissions(2)	US$	[0.375]	US$	[1,425,000]
Proceeds to our Company before expenses(3)	US$	[4.625]	US$	[11,562,500]
Proceeds to the Selling Shareholder before expenses(3)	US$	[4.625]	US$	[8,325,000]

(1) Initial public offering price per share is assumed to be US$[5] (being the mid-point of the offer price range mentioned above).

(2) We have agreed to pay the underwriter a discount equal to 7.5% of the gross proceeds of the offering. This table does not include a non-accountable expense allowance equal to 1.5% of the gross proceeds of this offering payable to the underwriter. For a description of the other compensation to be received by the underwriter, see “Underwriting” beginning on page 107.

(3) Excludes fees and expenses payable to the underwriter. The total amount of underwriter expenses related to this offering is set forth in the section entitled “Expenses Relating to This Offering” on page [●].

(4) Includes US$12,500,000 gross proceeds from the sale of 2,500,000 Class A Ordinary Shares offered by our Company and US$9,000,000 gross proceeds from the sale of 1,800,000 Class A Ordinary Shares offered by the Selling Shareholder.

If we complete this offering, net proceeds will be delivered to us and the Selling Shareholder on the closing date.

The underwriter expects to deliver the shares to the purchasers against payment on or about [●].

You should not assume that the information contained in the registration statement to which this prospectus is a part is accurate as of any date other than the date hereof, regardless of the time of delivery of this prospectus or of any sale of the shares being registered in the registration statement of which this prospectus forms a part.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

The date of this prospectus is [●], 2025.

Until [●], 2025 (the 25th day after the date of this prospectus), all dealers that effect transactions in these shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

i

ABOUT THIS PROSPECTUS

Neither we, the Selling Shareholder nor any of the underwriters has authorized anyone to provide you with any information or to make any representations other than as contained in this prospectus or in any related free writing prospectus. Neither we, the Selling Shareholders nor the underwriter take responsibility for, and provide no assurance about the reliability of, any information that others may give you. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we, the Selling Shareholders nor the underwriter have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares and the distribution of this prospectus outside the United States.

Certain amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them, and amounts and figures expressed as percentages in the text may not total 100% or, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Certain market data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys, reports of governmental and international agencies and industry publications and surveys including the Frost & Sullivan Report, a third-party global research organization, commissioned by our Company. Industry publications and third-party research, surveys and reports generally indicate that their information has been obtained from sources believed to be reliable. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our shareholders and other written materials.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

●	changes in the laws, regulations, policies and guidelines in Hong Kong;

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●	the regulatory environment in Hong Kong;
●	competition in the digital and marketing solutions industry in Hong Kong;
●	the overall economic environment and general market and economic conditions in Hong Kong;
●	our ability to execute our strategies;
●	changes in the need for capital and the availability of financing and capital to fund these needs;
●	our ability to anticipate and respond to changes in the market in which we operate, and in client demands, trends and preferences;
●	man-made or natural disasters or other events that are beyond our control, including war, acts of international or domestic terrorism, civil disturbances, pandemics and epidemics such as COVID-19, occurrences of catastrophic events and acts of God such as floods, earthquakes, typhoons and other adverse weather and natural conditions that affect our business or assets;
●	the loss of key personnel and the inability to replace such personnel on a timely basis or on terms acceptable to us; and
●	legal, regulatory and other proceedings arising out of our operations.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our shares. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

DEFINITIONS

“Amended and Restated Memorandum and Articles of Association” means the amended and restated memorandum and articles of association of our Company to be adopted by our Company conditional and effect immediately prior to the completion of the initial public offering of the Company’s Class A Ordinary Shares.

“BRO” means the Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) as amended, supplemented, or other otherwise modified, from time to time.

“Business Day” means a day (other than a Saturday, Sunday or public holiday in the U.S.) on which licensed banks in the U.S. are generally open for normal business to the public.

“China” or the “PRC” means People’s Republic of China, including the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only, but specifically excludes Taiwan. The only instances when “China” or “PRC” does not include Hong Kong or Macau are when specific laws and regulations are adopted by the PRC.

“COIAO” means Control of Obscene and Indecent Articles Ordinance (Chapter 390 of the Laws of Hong Kong), as amended, supplemented, or other otherwise modified, from time to time.

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“Companies Act” means the Companies Act (as amended) of the Cayman Islands.

“Companies Ordinance” means the Companies Ordinance (Chapter 622 of the laws of Hong Kong) as amended, supplemented, or otherwise modified, from time to time.

“Competition Ordinance” means Competition Ordinance (Chapter 619 of the Laws of Hong Kong) as amended, supplemented, or other otherwise modified, from time to time.

“Copyright Ordinance” means the Copyright Ordinance (Chapter 528 of the Laws of Hong Kong) as amended, supplemented, or other otherwise modified, from time to time.

“COVID-19” means the Coronavirus Disease 2019.

“Defamation Ordinance” means the Defamation Ordinance (Chapter 21 of the Laws of Hong Kong) as amended, supplemented, or other otherwise modified, from time to time.

“Directors” means the directors of our Company.

“DO” means Defamation Ordinance (Chapter 21 of the Laws of Hong Kong) as amended, supplemented, or other otherwise modified, from time to time.

“ECO” means the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) as amended, supplemented, or other otherwise modified, from time to time.

“EO” means the Employment Ordinance (Chapter 57 of the Laws of Hong Kong) as amended, supplemented, or other otherwise modified, from time to time.

“ETO” means the Electronic Transaction Ordinance (Chapter 553 of the Laws of Hong Kong) as amended, supplemented, or other otherwise modified, from time to time.

“Executive Directors” means the executive Directors of our Company as at the date of this prospectus, unless otherwise stated.

“Executive Officers” means the executive officers of our Company as at the date of this prospectus, unless otherwise stated.

“Frost & Sullivan” means Frost & Sullivan Limited, a business consulting firm involved in market research, analysis and growth strategy consulting and an Independent Third Party.

“Group,” “our Group,” “we,” “us,” or “our” means our Company and its subsidiaries or any of them, or where the context so requires, in respect of the period before our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time or the businesses which have since been acquired or carried on by them or, as the case may be, their predecessors.

“HFCAA” means the Holding Foreign Companies Accountable Act.

“Hong Kong” or “HKSAR” means Hong Kong Special Administrative Region, People’s Republic of China

“Hong Kong Operating Subsidiaries” means i) MediaOn Limited (“MOHK”), a private company limited by shares incorporated on 27 July 2011 under the laws of Hong Kong and ii) the Company’s 55% indirect ownership of Mosaic Creative Company Limited (“Mosaic”) a private company limited by shares incorporated on 27 August 2024 under the laws of Hong Kong.

“Independent Directors Nominees” means the independent non-Executive Directors of our Company as at the date of this prospectus, unless otherwise stated.

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“Independent Third Party” means a person or company who or which is independent of and is not a 5% owner of, does not control and is not controlled by or under common control with any 5% owner and is not the spouse or descendant (by birth or adoption) of any 5% owner of our Company.

“IRO” means the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) as amended, supplemented, or other otherwise modified, from time to time.

“MPFSO” means the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) as amended, supplemented, or other otherwise modified, from time to time.

“MWO” means the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) as amended, supplemented, or other otherwise modified, from time to time.

“OSHO” means the Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong) as amended, supplemented, or other otherwise modified, from time to time.

“Ordinary Shares” means Class A Ordinary Shares and Class B Ordinary Shares of the Company.

“PDPO” means the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) as amended, supplemented, or other otherwise modified, from time to time.

“PCAOB” means the Public Company Accounting Oversight Board.

“Resale Shareholders” means collectively Rich Choice Ventures Limited, an existing shareholder of our Company, incorporated in the BVI and wholly-owned by Yeung So, an Independent Third Party, and which holds 5.0% of our issued Class A Ordinary Shares prior to this Offering and Meta World Group Limited, an existing shareholder of our Company, incorporated in the BVI and wholly-owned by Siu Kei Chan, an Independent Third Party, and which holds 5.0% of our issued Class A Ordinary Shares prior to this Offering, each a “Resale Shareholder”.

“Selling Shareholder” means Magic Summit Ventures Limited, an existing shareholder of our Company, incorporated in the BVI and wholly-owned by Yuk Tong Lam, an Independent Third Party, and which holds 4.5% of our issued Class A Ordinary Shares prior to this Offering.

“Trademarks Ordinance” means the Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong) as amended, supplemented, or other otherwise modified, from time to time.

“US$”, “$” or “USD” or “United States Dollars” means United States dollar(s), the lawful currency of the United States of America.

“VIE” means variable-interest entity.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and notes to those statements, included elsewhere in this prospectus, before deciding to invest in our shares. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.”

Our Mission

We are dedicated to empowering businesses to achieve sustainable growth through innovative and data-driven marketing solutions. We partner with our clients to develop and execute customized strategies that build strong brand identities, maximize market reach, and drive measurable results.

Overview

The Company believes it is and will continue to be successful in our space for the following reasons:

●	We prioritize our clients’ needs and goals, fostering long-term partnerships built on trust and mutual respect.
●	We leverage data insights and analytics to inform strategic decision-making and optimize campaign performance.
●	We embrace new technologies and trends, continuously evolving our approach to stay ahead of the curve.
●	We are committed to delivering measurable outcomes that align with our clients’ business objectives.
●	We cultivate a collaborative and supportive environment where diverse perspectives and expertise converge to achieve shared goals.

Corporate Structure

MediaOn Group Inc. is an exempted company incorporated with limited liability in the Cayman Islands on March 20, 2024. As a holding company with no material operations of its own, the Company conducts its operations and business in Hong Kong through its BVI subsidiary, MediaOn Holdings Limited, which in turn owns a wholly-owned subsidiary in Hong Kong, MediaOn Limited, which owns 55% shareholding in a subsidiary in Hong Kong, Mosaic Creative Company Limited. The Shares offered in this offering are shares of the Company, a Cayman Islands holding company and not shares of the Hong Kong Operating Subsidiaries. Investors in this offering will not directly hold equity interests in any of the Hong Kong Operating Subsidiaries. Harney Westwood & Riegels, our counsel as to the laws of the Cayman Islands, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our Directors or Executive Officers that are predicated upon the civil liability provisions of the U.S. federal securities laws or the securities laws of any U.S. state, or (ii) entertain original actions brought in the Cayman Islands against us or our Directors or Executive Officers that are predicated upon the U.S. federal securities laws or the securities laws of any U.S. state. This structure involves unique risks to the investors, and in the event that our current corporate structure is no longer permissible under the applicable laws and regulations, it would likely result in a material change in the Hong Kong Operating Subsidiaries’ operations and/or a material change in the value of the Ordinary Shares being registered in this offering and it could cause the value of such securities to significantly decline or become worthless. The following chart summarizes our corporate structure upon completion of this offering (assuming the underwriter does not exercise their over-allotment option):

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MEDIAON GROUP INC. (the “Company”)

Organization Chart (After Offering)

As a result of our corporate structure, MediaOn Group’s ability to pay dividends may depend upon dividends paid by the Hong Kong Operating Subsidiaries. If the Hong Kong Operating Subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to our Company.

Competitive Strengths

We believe our competitive strength lies with the following:

●	Comprehensive Service Offerings: Our comprehensive service offerings allow clients to access a diverse set of solutions from a single trusted partner. This integrated approach sets us apart from competitors who may offer limited services.
●	Tailor-made Solutions: We understand that every business is unique, and we tailor our strategies to meet the specific needs and challenges of each client.
●	Experienced Team: Our team comprises seasoned marketing professionals with a proven track record of success across various industries.
●	Deep Industry Expertise: With years of experience in the media and event management industry, we boast deep industry expertise.
●	Innovative and Creative Approach: By constantly embracing new technologies and creative strategies, we stay ahead of the curve and provide innovative solutions that differentiate us from competitors.
●	Data-Driven Approach: We leverage data analytics to gain a deeper understanding of target audiences, optimize campaign performance, and measure ROI effectively.
●	Technological Expertise: We leverage advanced analytics, AI-driven tools, and digital platforms to optimize marketing strategies, enhance campaign performance, and deliver data-driven insights to our clients
●	Strong Network and Partnerships: We has strong partnerships allow us to access top-quality resources, negotiate favorable rates, and deliver high-quality services to our clients.
●	Track Record of Success: We has a proven track record of delivering successful events and campaigns for a diverse range of clients. Our portfolio showcases numerous impactful projects and satisfied clients.
●	Global Reach: We have a global network of partners and resources, enabling us to support clients in expanding their reach and achieving international success.

Growth strategies

Our principal objective is to grow our business and strengthen our market position with the following strategies:

●	Expand Service Offerings: Explore opportunities in emerging digital marketing channels, such as influencer marketing or virtual events, to diversify our offerings and capture new market segments.
●	Geographic Expansion: Targeting new regions or countries allows us to tap into new customer bases and leverage our expertise in different markets.
●	Strategic Partnerships and Acquisitions: By partnering with companies that offer synergistic services or have access to untapped markets, we can expand our capabilities and market reach. Acquisitions can also provide opportunities to integrate new talent, technologies, or client portfolios into our business.
●	Invest in Technology and Innovation: Invest in research and development to enhance our technological capabilities, leverage data analytics and AI-driven solutions, and explore emerging technologies such as virtual reality or augmented reality.
●	Enhance Marketing and Branding Efforts: A strong marketing and branding strategy is essential for growth. By effectively communicating our unique value proposition and differentiating ourselves from competitors, we can attract new clients and strengthen existing relationships.
●	Continuous Learning and Development: We invest in employee training, industry certifications, and staying updated on industry trends allows us to offer the latest solutions and maintain a knowledgeable and skilled team.

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Risks and Challenges

Investing in our Shares involves risks. The risks summarized below are qualified by reference to “Risk Factors” beginning on page 16 of this prospectus, which you should carefully consider before making a decision to purchase shares. If any of these risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our Shares would likely decline, and you may lose all or part of your investment.

These risks include but are not limited to the following:

Risks Related to our Business and Industry

●	Management has concluded that material uncertainties exist which may raise substantial doubt about its ability to continue as a going concern and the auditor of the Company has included an explanatory paragraph relating to its ability to continue as a going concern in its auditor’s report for the years ended September 30, 2024 and 2023. (See “Risk Factors — Risks Related to our Business and Industry” on page 16);

●	We are involved in the highly competitive advertising industry and may not be able to compete successfully with our competitors, which could reduce our market share and adversely affect our financial condition. (See “Risk Factors — Risks Related to our Business and Industry” on page 16);

●	Cutbacks on advertising budgets by our clients and failure to maintain and grow our client base could materially and adversely affect our business and harm our financial condition. (See “Risk Factors — Risks Related to our Business and Industry” on page 16);

●	Our limited operating history in a rapidly evolving industry makes it difficult to accurately forecast our future operating results and evaluate our business prospects. (See “Risk Factors — Risks Related to our Business and Industry” on page 17);

●	We may be unable to successfully implement or implement in full and effectively our future business plans and business strategies. (See “Risk Factors — Risks Related to our Business and Industry” on page 17);

●	Our operating results depend on our ability to respond quickly to changes in the marketing preferences of our clients. (See “Risk Factors — Risks Related to our Business and Industry” on page 17);

●	Our business is highly sensitive to changing preferences of audiences. (See “Risk Factors — Risks Related to our Business and Industry” on page 17);

●	The advertising industry is subject to uncertainties that could affect our business and results of operations. (See “Risk Factors — Risks Related to our Business and Industry” on page 17);

●	If we fail to keep pace with rapidly changing technologies, we could lose our clients, and our business and results of operations could be adversely affected. (See “Risk Factors — Risks Related to our Business and Industry” on page 18);

●	Our services are generally project-based, and we generally do not enter into long-term agreements with our clients. If we fail to retain existing clients or attract new clients, our results of operations could be materially affected. (See “Risk Factors — Risks Related to our Business and Industry” on page 18);

●	If we are unable to secure engagements from our clients, our business and financial performance may be adversely affected. (See “Risk Factors — Risks Related to our Business and Industry” on page 18);

●	If we fail to achieve the marketing objectives of our clients, we could lose our clients and our revenue could decline. (See “Risk Factors — Risks Related to our Business and Industry” on page 18 );

●	The marketing industry is highly schedule driven, and our failure to meet the schedule requirements of our clients could adversely affect our reputation and/or expose us to financial liability. (See “Risk Factors — Risks Related to our Business and Industry” on page 19);

●	The quality of work performed by our independent suppliers may affect our sales and damage our reputation. (See “Risk Factors — Risks Related to our Business and Industry” on page 19);

●	If we experience information and technological system failures, our business operations could be significantly disrupted. (See “Risk Factors — Risks Related to our Business and Industry” on page 19);

●	Seasonality in our services may affect our business and operating results. (See “Risk Factors — Risks Related to our Business and Industry” on page 19);

●	We may not be able to execute our strategies effectively, which may materially and adversely affect our business and prospects. (See “Risk Factors — Risks Related to our Business and Industry” on page 19);

●	We may not have adequate insurance coverage to cover our potential losses and claims in connection with our business. (See “Risk Factors — Risks Related to our Business and Industry” on page 20);

●	Our business, financial conditions, and results of operations could be affected if we fail to attract and retain our key personnel, management team, and our employees. (See “Risk Factors — Risks Related to our Business and Industry” on page 20);

●	Our outstanding debt agreements may limit our flexibility in operating and expanding our business. (See “Risk Factors — Risks Related to our Business and Industry” on page 20);

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Risks Related to Doing Business in Hong Kong

●	A downturn in the Hong Kong or global economy could materially and adversely affect our Hong Kong Operating Subsidiaries’ business and financial condition. (See “Risk Factors — Risks Related to Doing Business in Hong Kong” on page 20);

●	Substantially all of our operations are in Hong Kong. However, the current PRC laws and regulations may influence our operations, which could result in a material change in our operations and/or the value of our Ordinary Shares. (See “Risk Factors — Risks Related to Doing Business in Hong Kong” on page 20);

●	The PRC government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. (See “Risk Factors — Risks Related to Doing Business in Hong Kong” on page 21);

●	If the PRC government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, and if we become subject to such oversight and control, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. (See “Risk Factors — Risks Related to Doing Business in Hong Kong” on page 21);

●	Although we are based in Hong Kong, if we should become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the allegations, which could harm our Hong Kong Operating Subsidiaries’ business operations, this offering and our reputation, and could result in a loss of your investment in our Ordinary Shares if such allegations cannot be addressed and resolved favorably. (See “Risk Factors — Risks Related to Doing Business in Hong Kong” on page 22);

●	There are political risks associated with conducting business in Hong Kong. (See “Risk Factors— Risks Related to Doing Business in Hong Kong” on page 23);

●	The PRC laws, rules and regulations that apply or are to be applied to Hong Kong, and the enforcement of the same, can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Hong Kong Operating Subsidiaries’ operations and/or the value of the securities we are registering for sale. (See “Risk Factors— Risks Related to Doing Business in Hong Kong” on page 23);

●	Changes in international trade policies, trade disputes, barriers to trade or the emergence of a trade war may have a material and adverse effect upon us. (See “Risk Factors— Risks Related to Doing Business in Hong Kong” on page 24);

●	The Company may rely on dividends and other distributions on equity paid by the Hong Kong Operating Subsidiaries to fund any cash and financing requirements it may have, and any limitations or restrictions, prohibitions or limitations on the ability of the Company or our Hong Kong Operating Subsidiaries by the PRC government to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund operations or for other uses outside of Hong Kong, which on the ability of the Hong Kong Operating Subsidiaries to make payments to the Company could have a material and adverse effect on the business. (See “Risk Factors— Risks Related to Doing Business in Hong Kong” on page 24);

●	The PCAOB Determinations provides that if the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in China or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in China or Hong Kong, it could result in the prohibition of trading in our securities by not being allowed to list on a U.S. exchange, and as a result an exchange may determine to delist our securities, which would materially affect the interest of our investors. (See “Risk Factors— Risks Related to Doing Business in Hong Kong” on page 24);

●	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong (the “Hong Kong National Security Law”) could impact our Hong Kong Operating Subsidiaries. (See “Risk Factors— Risks Related to Doing Business in Hong Kong” on page 26);

●	We may become subject to a variety of PRC laws and other regulations regarding privacy, cybersecurity, data protection, data security or securities offerings that are conducted overseas and/or other foreign investment in China-based issuers. Any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. (See “Risk Factors— Risks Related to Doing Business in Hong Kong” on page 26);

●	The Hong Kong legal system is subject to uncertainties which could limit the legal protections available to us. (See “Risk Factors— Risks Related to Doing Business in Hong Kong” on page 28);

Risks Related to Litigation, Laws and Regulation and Governmental Matters

●	Unfavorable global and regional economic, political and health conditions could adversely affect our business, financial condition or results of operations. (See “Risk Factors — Risks Related to Litigation, Laws and Regulation and Governmental Matters” on page 28);

●	Potential claims from customers or employees could have a material adverse effect on our business. (See “Risk Factors — Risks Related to Litigation, Laws and Regulation and Governmental Matters” on page 29);

●	It will be difficult to obtain jurisdiction and enforce liabilities against our officers, Directors and assets outside the United States. (See “Risk Factors — Risks Related to Litigation, Laws and Regulation and Governmental Matters” on page 29);

●	Changes in foreign currency exchange rates may negatively affect our financial condition and results of operations. (See “Risk Factors — Risks Related to Litigation, Laws and Regulation and Governmental Matters” on page 29);

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Risks Related to Being a Public Company

●	Public company compliance may make it more difficult to attract and retain officers and Directors. (See “Risk Factors — Risks Related to Being a Public Company” on page 29);

●	We have no experience operating as a public company. (See “Risk Factors — Risks Related to Being a Public Company” on page 29);

●	We will be subject to changing laws, rules and regulations in the U.S. regarding regulatory matters, corporate governance and public disclosure that will increase both our costs and the risks associated with non-compliance. (See “Risk Factors — Risks Related to Being a Public Company” on page 30);

●	We are a foreign private issuer and, as a result, are not subject to U.S. proxy rules but are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer. (See “Risk Factors — Risks Related to Being a Public Company” on page 30);

●	Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer. (See “Risk Factors — Risks Related to Being a Public Company” on page 30);

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses. (See “Risk Factors — Risks Related to Being a Public Company” on page 31);

●	As an exempted company incorporated in the Cayman Islands with limited liability, we are permitted to adopt certain home country practices in relation to corporate governance matters that may differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards. (See “Risk Factors — Risks Related to Being a Public Company” on page 31);

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law. (See “Risk Factors — Risks Related to Being a Public Company” on page 32).

Risks Related to Ownership of our Securities

●	Investors in this offering will experience immediate and substantial dilution in net tangible book value. (See “Risk Factors — Risks Related to Ownership of our Securities” on page 32);

●	Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Shares in the public market could cause the price of our Ordinary Shares to decline. (See “Risk Factors — Risks Related to Ownership of our Securities” on page 32);

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment. (See “Risk Factors — Risks Related to Ownership of our Securities” on page 33);

●	Our Ordinary Shares will be subject to potential delisting if we do not meet or continue to maintain the listing requirements of Nasdaq. (See “Risk Factors — Risks Related to Ownership of our Securities” on page 33);

●	There has been no prior public trading market for our Ordinary Shares and an active trading market may not develop or be sustained following this offering. (See “Risk Factors — Risks Related to Ownership of our Securities” on page 33);

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●	The market price of our equity securities may be volatile, and your investment could suffer or decline in value. (See “Risk Factors — Risks Related to Ownership of our Securities” on page 33);

●	In the event that our Ordinary Shares are listed on Nasdaq, our share price could fall and we could be delisted in which case broker-dealers may be discouraged from effecting transactions in our Ordinary Shares because they may be considered penny stocks and thus be subject to the penny stock rules. (See “Risk Factors — Risks Related to Ownership of our Securities” on page 34);

●	We may issue preferred shares, the terms of which could adversely affect the voting power or value of Ordinary Shares. (See “Risk Factors — Risks Related to Ownership of our Securities” on page 35);

●	If securities analysts were to downgrade our Shares, publish negative research or reports or fail to publish reports about our business, our competitive position could suffer, and our share price and trading volume could decline. (See “Risk Factors — Risks Related to Ownership of our Securities” on page 35);

●	The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and divert management’s attention, and we may be unable to comply with these requirements in a timely or cost-effective manner. (See “Risk Factors — Risks Related to Ownership of our Securities” on page 35);

●	Our internal control over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness in the future, which could have a significant and adverse effect on our business, financial condition, results of operations and reputation. (See “Risk Factors — Risks Related to Ownership of our Securities” on page 36);

●	Management will have broad discretion over the use of our proceeds from this offering. (See “Risk Factors — Risks Related to Ownership of our Securities” on page 36);

●	For as long as we are an emerging growth company, we will not be required to comply with certain requirements that apply to other public companies. (See “Risk Factors — Risks Related to Ownership of our Securities” on page 37).

Holding Foreign Companies Accountable Act

The HFCA Act was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibitions described above.

On December 23, 2022, the Accelerating HFCA Act (the “Accelerating HFCA Act”) was signed into law, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating HFCA Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

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On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, PCAOB announced the PCAOB HFCA Act determinations (the “PCAOB Determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in China or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong. The PCAOB Determinations provide that if the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in China or Hong Kong and dependency of the PRC, because of a position taken by one or more authorities in China or Hong Kong, it could result in the prohibition of trading in our securities by not being allowed to list on a U.S. exchange, and as a result an exchange may determine to delist our securities, which would materially affect the interest of our investors.

Our auditor, TAAD LLP, the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess. TAAD LLP is headquartered in California and has been inspected by the PCAOB on a regular basis, with the last inspection in November 2022. Therefore, we believe that, as of the date of this prospectus, our auditor is not subject to the PCAOB Determinations. See “Risk Factors — Risks Relating to Securities and this Offering — The PCAOB Determinations provides that if the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in China or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in China or Hong Kong it could result in the prohibition of trading in our securities by not being allowed to list on a U.S. exchange, and as a result an exchange may determine to delist our securities, which would materially affect the interest of our investors.” on page 24. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) with the CSRC and the Ministry of Finance of the PRC. The SOP, together with two protocol agreements governing inspections and investigations, establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in China and Hong Kong, as required under U.S. law.

On December 15, 2022, the PCAOB announced that it has completed a test inspection of two selected auditing firms in China and Hong Kong and has voted to vacate its previous Determination Report, which concluded in December 2021 that the PCAOB could not inspect or investigate completely registered public accounting firms based in China or Hong Kong. However, if in the future the PCAOB is prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in China and Hong Kong, then the companies audited by those registered public accounting firms could be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act.

Corporate Information

We were incorporated in the Cayman Islands as an exempted company with limited liability on March 20, 2024. Our registered office in the Cayman Islands is at the offices of Quality Corporate Services Ltd., Suite 102, Cannon Place, P.O. Box 712, North Sound Road, George Town, Grand Cayman, Cayman Islands. Our principal executive office is at 4/F., KOHO, 73-75 Hung To Road, Kwun Tong, Hong Kong. Our telephone number at this location is +852 2388-2025. Our principal website address is www.mediaon.digital. The information contained on our website does not form part of this prospectus. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Because we are incorporated under the laws of the Cayman Islands, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Enforceability of Civil Liabilities” for more information.

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Implications of Our Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

●	being permitted to provide only two years of selected financial information (rather than five years) and only two years of audited financial statements (rather than three years), in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure; and

●	an exemption from compliance with the auditor attestation requirement of the Sarbanes-Oxley Act, on the effectiveness of our internal control over financial reporting.

We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year in which the fifth anniversary of the completion of this offering occurs, (2) the last day of the fiscal year in which we have total annual gross revenue of at least US$1.235 billion, (3) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which means the market value of our shares that are held by non-affiliates exceeds US$700.0 million as of the prior December 31, and (4) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have included two years of selected financial data in this prospectus in reliance on the first exemption described above. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

Implications of Being a “Controlled Company”

Upon completion of this offering, assuming no exercise of overallotment, our issued and outstanding shares will consist of [9,500,000] shares of Class A Ordinary Shares and 33,000,000 Class B Ordinary Shares. We will be a controlled company as defined under the Nasdaq Capital Market Company Guide Section 801(a), immediately after the completion of this offering, Tech Vision Investments Limited, our controlling shareholder, will own approximately [33,000,000] Class B Ordinary Shares, or [77.65]% of our total issued and outstanding Ordinary Shares, representing approximately [97.92]% of the total voting power assuming the underwriter fully exercises its over-allotment option. Consequently, our controlling shareholder will have the ability to determine all matters requiring approval by shareholders. Because we will be a “controlled company” within the meaning of the Nasdaq Capital Market Rules, we are eligible for certain exemptions from the corporate governance requirements of the Nasdaq Capital Market listing rules. For so long as we remain a controlled company as defined under Nasdaq Capital Market Rules, we are exempt from, and our shareholders generally are not provided with the benefits of, some of the Nasdaq Stock Market corporate governance requirements, including that:

● a majority of our board of directors must be independent directors;

● our compensation committee must be composed entirely of independent directors; and

● our corporate governance and nomination committee must be composed entirely of independent directors.

However, as of the date of this prospectus, we intend to have a majority of independent directors, a compensation committee that is composed entirely of independent directors and our corporate governance and nomination committee that is composed entirely of independent directors and do not intend to avail ourselves of any of these exemptions available to controlled companies.

Implications of Our Being a Foreign Private Issuer

Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

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●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or the SEC, of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither emerging growth companies nor foreign private issuers.

In addition, as an exempted company incorporated in the Cayman Islands with limited liability, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of the Nasdaq. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of the Nasdaq. Following this offering, we will rely on home country practice to be exempted from certain of the corporate governance requirements of the NASDAQ, which includes the following:

●	Rule 5605(b)(2), pursuant to which the independent directors must have regularly scheduled meetings at which only independent directors are present;

●	Rule 5635(a), pursuant to which shareholder approval is required in certain circumstances prior to an issuance of securities in connection with the acquisition of the stock or assets of another company; and

●	Rule 5635(b), pursuant to which shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company.

Holding Company Structure

We are an exempted company incorporated in the Cayman Islands with limited liability with no material operations of our own, and we conduct our operations primarily in Hong Kong through the Hong Kong Operating Subsidiaries. This is an offering of the Class A Ordinary Shares of MediaOn Group, Inc., the holding company in the Cayman Islands, instead of the shares of the Hong Kong Operating Subsidiaries. Investors in this offering will not directly hold any equity interests in the Hong Kong Operating Subsidiaries.

As a result of our corporate structure, MediaOn Group’s ability to pay dividends may depend upon dividends paid by the Hong Kong Operating Subsidiaries. If the Hong Kong Operating Subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to the Company.

Transfers of Cash to and From Our Subsidiaries

Our management closely monitors the cash position of our Group to ensure it has the necessary funds to fulfill its obligations for the foreseeable future and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our Chief Financial Officer and subject to approval by our Board.

The ability of our Company to transfer cash to its subsidiaries is subject to the following: subject to due corporate authorization in accordance with the Amended and Restated Memorandum and Articles of Association of our Company and our Company being solvent and able to pay its debts, our Company is permitted under the laws of the Cayman Islands and its Amended and Restated Memorandum and Articles of Association to provide funding to our subsidiaries incorporated in the BVI and Hong Kong through loans or capital contributions. Our Company’s subsidiary formed under the laws of the BVI (the “BVI Subsidiary”) is permitted under the laws of the BVI to provide funding to our Hong Kong Operating Subsidiaries subject to certain restrictions laid down in the BVI Business Companies Act (as amended) and memorandum and articles of association of the relevant Company’s subsidiary incorporated under the laws of the BVI.

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The ability of the BVI Subsidiary, the direct subsidiary of our Company, to transfer cash to the Company is subject to the following: according to the BVI Business Companies Act (as amended), the BVI Subsidiary may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due.

The ability of the Company’s subsidiaries incorporated in Hong Kong (the “Hong Kong Subsidiaries”) to transfer cash to the BVI Subsidiary is subject to the following: according to the Companies Ordinance of Hong Kong, the Hong Kong Subsidiaries may only make a distribution out of profits available for distribution. We did not adopt or maintain any cash management policies and procedures as of the date of this prospectus.

Currently, all of our operations are in Hong Kong. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law. The arrangement provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems” and a distinct set of laws and regulations. The laws and regulations of China do not currently have any impact on transfer of cash from our Company to our Hong Kong Subsidiaries or from our Hong Kong Subsidiaries to our Company and U.S. investors. There are currently also no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HKD into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between our Company and our Hong Kong Subsidiaries, across borders and to U.S. investors, nor there are any restrictions and limitations to distribute earnings from our Hong Kong Subsidiaries to our Company and U.S. investors and amounts owed. Further, there can be no assurance that the flow of cash in or out of Hong Kong would not be restricted or prohibited. To the extent the Company’s cash or assets in the business are in Hong Kong or a Hong Kong entity, the Company’s funds or assets may, in the future, not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the Company and our Hong Kong Operating Subsidiaries by the PRC government to transfer cash or assets. Any restrictions, prohibitions, interventions or limitations on the ability of the Company or our Hong Kong Operating Subsidiaries to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund operations or for other uses outside of Hong Kong, which could have a material adverse effect on our ability to conduct our business.

During the years ended September 30, 2024 and 2023 and through the date of this prospectus, the Company, the BVI Subsidiary and the Hong Kong Operating Subsidiaries have not distributed any cash dividends or made any other cash distributions.

During the years ended September 30, 2024 and 2023, and through the date of this prospectus there were no cash transfers among the Company, the BVI subsidiary and the Hong Kong Operating Subsidiaries.

Permission Required from Hong Kong and PRC Authorities

As of the date of this prospectus, (i) our Hong Kong Subsidiaries have received all requisite permissions and approvals for the operation of our business in Hong Kong, including but not limited to the business registration certificate issued by the Hong Kong Business Registration Office, and no such permissions and approvals have been denied, (ii) in the opinion of our Hong Kong legal counsel, Cheung, Yeung & Lee, Solicitors, neither our Group nor our Hong Kong Operating Subsidiaries are required under any Hong Kong laws or legal requirements to obtain any permission or approval from Hong Kong authorities to issue our Ordinary Shares to foreign investors or listing on Nasdaq, and (iii) in the opinion of our PRC legal counsel, The Alpha Law Firm, we are also not required to obtain permissions or approvals from any PRC authorities before listing in the United States and to issue our Ordinary Shares to foreign investors or listing on Nasdaq or operate our business as currently conducted, including the CSRC, the CAC, or any other governmental agency that is required to approve our operations, because (a) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to the Trial Measures; (b) our Hong Kong Operating Subsidiaries were established and operated in Hong Kong and are not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC; (c) our Hong Kong Operating Subsidiaries have not collected or stored any data (including certain personal information) from PRC individuals or organizations; (d) our Hong Kong Operating Subsidiaries are not an operator of key information infrastructure; (e) our Hong Kong Operating Subsidiaries do not possess personal information on more than one million users in our business operations; and (f) data processed in our business does not have a bearing on national security, economy operation, social stability or public health and security and thus may not be classified as core or important or significant data by the authorities, we would not be subject to review by the CAC.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, which serves as Hong Kong’s constitution. The Basic Law provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems” and a distinct set of laws and regulations. The PRC laws and regulations do not currently have any direct impact on our business, financial condition or results of operations. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to whether in the future we will be required to obtain approvals from the PRC authorities to operate our business or list on the U.S. exchanges and offer securities. In the event that (i) the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers and expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals, (ii) we concluded that relevant permissions or approvals were not required but the PRC authorities take a contrary view or that we did not receive or maintain relevant permissions or approvals required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face regulatory risks as those operated in China, including the ability to offer securities to investors, list their securities on a U.S. or other foreign exchanges, conduct their business or accept foreign investment or sanctions by the CSRC, the CAC, or other PRC regulatory agencies. Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

These statements and regulatory actions are relatively new. It is highly uncertain how soon the existing or new laws or regulations or detailed implementations and interpretations may be modified or promulgated, if any, and therefore may have potential impact on our daily business operations, our abilities to accept foreign investments and the listing of our Ordinary Shares on U.S. or other foreign exchanges. The interpretation and enforcement of relevant PRC cybersecurity laws and regulations still need to be determined in accordance with the relevant laws and regulations in effect at that time. If the Trial Measures are amended in the future and becomes applicable to us, if our proposed listing on NASDAQ is deemed to be an overseas indirect issuance and listing or, if we are deemed to be an “Operator” that are required to file for cybersecurity review before listing in the United States. Moreover, if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to us, our operations and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If we become subject to the CAC review, there is no assurance that we will be able to comply with the regulatory requirements in all respects and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. The Company may be required to incur material costs and expenses in order to ensure compliance with the rules and regulations of the CAC or CSRC reviews. Due to long arm provisions under the current PRC laws and regulations or in the event of a failure to comply, our Company may become subject to fines and other penalties which may have a material adverse effect on our business, operations and financial condition or no longer be permitted to continue current business operations, and may hinder our ability or no longer be able to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless or possibly delisting.

See “Risk Factors - If the PRC government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, and if we become subject to such oversight and control such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless on” on page 21 and “Risk Factors - We may become subject to a variety of PRC laws and other regulations regarding privacy, cybersecurity, data protection, data security or securities offerings that are conducted overseas and/or other foreign investment in China-based issuers. Any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless” on page 26.

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The Offering

Offering Price	The initial public offering price will be between US$[4] and US$[6] per share.

Ordinary Shares offered by us	[2,500,000] Class A Ordinary Shares.

Ordinary Shares offered by the Selling Shareholder	[1,800,000] Class A Ordinary Shares

Ordinary Shares issued and outstanding prior to this offering	7,000,000 Class A Ordinary Shares and 33,000,000 Class B Ordinary Shares.

Ordinary Shares to be issued and outstanding immediately after this offering	[9,500,000] Class A Ordinary Shares and 33,000,000 Class B Ordinary Shares, assuming the underwriter does not exercise its over-allotment option, and [9,875,000] Class A Ordinary Shares and 33,000,000 Class B Ordinary Shares, assuming the underwriter fully exercises its over-allotment option.

Use of proceeds	We currently intend to use the net proceeds from this offering (i) approximately 25% for operation expenses; (ii) approximately 25% for marketing expenses; (iii) approximately 10% for CAPEX; (iv) approximately 15% for repayment of certain loans; (v) approximately 2.0%, or $200,000 for escrow with the underwriter for 12 months; and (vi) the remaining for general working capital and corporate purposes. See “Use of Proceeds” on page 39.

Lock-up	We, each of our Directors and Executive Officers have agreed, subject to certain exceptions, for a period of 12 months after the date of this prospectus, not to, except in connection with this offering, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares or any other securities convertible into or exercisable or exchangeable for shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares. Certain principal shareholders (5% or more) have agreed to a similar lock-up for a 6-month period from the date of this prospectus. See “shares Eligible for Future Sale” and “Underwriting—Lock-Up Agreements” on page 108.

Over-allotment option	We have granted to the underwriter a 45-day option to purchase from us up to an additional 15% of the Ordinary Shares sold by us in this offering, solely to cover over-allotments, if any, at the initial public offering price, less the underwriting discounts.

Risk factors	Investing in our shares involves risks. See “Risk Factors” beginning on page 16 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Shares.

Listing	We plan to apply to list the Ordinary Shares on the Nasdaq. At this time, Nasdaq has not yet approved our application to list our Ordinary Shares. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Ordinary Shares will be approved for listing on Nasdaq.

Proposed trading symbol	MEON

Transfer agent	[VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598; telephone: 212-828-8436, toll-free: 855-9VSTOCK.]

Payment and settlement	The underwriter expects to deliver the shares against payment therefor through the facilities of the Depository Trust Company on [●].

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RISK FACTORS

Investing in our shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our Company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

This prospectus also contains forward-looking statements having direct and/or indirect implications on our future performance. Our actual results may differ materially from those anticipated by these forward-looking statements due to certain factors, including the risks and uncertainties faced by us, as described below and elsewhere in this prospectus.

Risks Related to our Business and Industry

Management has concluded that material uncertainties exist which may raise substantial doubt about its ability to continue as a going concern and the auditor of the Company has included an explanatory paragraph relating to its ability to continue as a going concern in its auditor’s report for the years ended September 30, 2024 and 2023.

Management has concluded that material uncertainties exist which may raise substantial doubt about its ability to continue as a going concern and the auditor of the Company has included an explanatory paragraph relating to its ability to continue as a going concern in its auditor’s report for the years ended September 30, 2024 and 2023. During the years ended September 30, 2024 and 2023, the Company generated $2,804,375 and $3,966,115, respectively, in revenues, net loss of $175,256 and net income of $1,054,106, respectively, and cash flows (used in) operating activities of $960,540 and $118,582, respectively. As at September 30, 2024, the Company had an accumulated deficit of $1,934,282. The continued operations of the Company is dependent on the success of this offering, future profitable operations, management’s ability to manage costs and the future availability of equity or debt financing. The above events and conditions indicate a material uncertainty that may cast significant doubt about the ability of the Company to continue as a going concern and the auditor of the Company has included an explanatory paragraph relating to its ability to continue as a going concern in its auditor’s report for the years ended September 30, 2024 and 2023. The financial statements included elsewhere in this filing, have been prepared on the basis that the Company will operate as a going concern, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. The financial statements of the Company do not include any adjustments that might result from the outcome of this uncertainty. In addition, the value of our Ordinary Shares issued in this Offering would be greatly impaired if we are unable to continue as a going concern. Our ability to continue as a going concern is dependent upon generating sufficient cash flow from operations and obtaining additional capital and financing, including funds to be raised in this offering. If our ability to generate cash flow from operations is reduced and we are unable to raise additional funding from other sources, we may be unable to continue in business even if this offering is successful. For further discussion about our ability to continue as a going concern and our plan for future liquidity, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Ability to Continue as a Going Concern.”

We are involved in the highly competitive advertising industry and may not be able to compete successfully with our competitors, which could reduce our market share and adversely affect our financial condition.

We compete with other companies in providing advertising services to clients. The advertising industry in Hong Kong is rapidly evolving and extremely competitive, and competition for clients is expected to intensify in the future. Increased competition may lead to price reductions for advertising services, smaller profit margins, and erosion of our market share. If our existing or potential competitors develop or offer services that offer advantages over our Company in terms of effectiveness, price, creativity, or other qualities, then our business, results of operations, and financial conditions could be negatively affected. Our existing and potential competitors may possess additional competitive advantages over us, such as a longer operating history, greater name recognition, larger audience base, and greater financial, technical, and marketing resources. If we fail to compete successfully, we could lose our clients. Increased competition within our industry could result in pricing pressure and loss of our market share, which could have a material adverse effect on our results of operations and financial conditions.

Cutbacks on advertising budgets by our clients and failure to maintain and grow our client base could materially and adversely affect our business and harm our financial condition.

We derive our revenue by procuring clients to engage our services, which are usually determined by the advertising spend of our clients. Accordingly, our revenue base and our profitability reflect allocations in the advertising budgets of our clients. The willingness of clients to spend their advertising budget through us is critical to our business and our ability to generate revenue. Our clients’ demand for our services can be influenced by a variety of factors, including but not limited to: (i) macro-economic and social factors such as domestic, regional, and global social, economic, and political conditions, economic and geopolitical challenges, and economic, monetary, and fiscal policies; (ii) industry-related factors such as changing trends, preferences, and habits of audiences in regard to advertisements and their receptiveness to advertising as well as the development of emerging and varying forms of advertising content; (iii) client-specific factors such as an advertiser’s specific development strategies, business performance, financial condition, and sales and marketing plans. Changes in any of the above factors may result in significant cutbacks in advertising budgets by our clients, which would reduce our revenue and profit. As a result, our business, results of operations, and financial condition could be materially and adversely affected.

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Our limited operating history in a rapidly evolving industry makes it difficult to accurately forecast our future operating results and evaluate our business prospects.

We began delivering services to clients in 2011. Our future performance may be susceptible to risks that differ from those encountered by a company with a longer operating history in a different industry. Many of the factors discussed in this section could adversely affect our business and prospects and future performance, including our ability to: (a) maintain, expand, and further develop our relationships with our clients to meet their increasing demands; (b) introduce and develop quality advertising services; (c) reflect the continued growth and development of the advertising industry in Hong Kong; (d) keep pace with technological developments in the rapidly evolving advertising industry; (e) attract and retain qualified and skilled employees; (f) effectively manage our business operations; and (g) compete effectively with our competitors in the advertising industry. We may not be successful in addressing the risks and uncertainties listed above, among others, which may materially and adversely affect our business, results of operations, financial condition, and future prospects.

We may be unable to successfully implement or implement in full and effectively our future business plans and business strategies.

Our success is dependent on, among other things, our proper and timely execution of our future business plans. It is our aim to solidify our market position in the advertising industry. As our operations grow in size, scope, and complexity, we will incur significant costs and allocate additional resources to strengthen and develop relationships with our existing and potential clients; expand our sales and marketing efforts; hire and retain experienced employees; enhance our technological infrastructure; stabilize our operational efficiency; and improve our financial systems and internal control. However, our returns on such investments may not be achieved for a few years, or possibly at all. Our current and future expansion plans will also require significant managerial attention and resources for us to flourish. Moreover, our future business plans may be hindered by factors beyond our control, such as competition within our industry, our ability to cope with financial risk, operational risk, and market risk as our business expands, and our ability to provide, maintain, and improve the level of human and other resources involved in serving our clients. As a result, we cannot be certain that our future business plans will materialize in accordance with our desired timetable, or at all, or that our objectives will be accomplished fully or partially, or that our business strategies will generate the intended benefits that we initially contemplated. If we fail to implement our expansion plans and business development strategies successfully, our business performance, financial condition, and future prospects and growth could be materially and adversely affected.

Our operating results depend on our ability to respond quickly to changes in the marketing preferences of our clients.

The advertising industry experiences rapid changes in client preferences and tastes. Given the subjective nature of the advertising business and rapid changes in marketing trends, there is no assurance that our services or creative content will continue to anticipate or respond quickly to the changing preferences of our clients. If we fail to adapt, our business, results of operations and financial condition could be materially affected. Furthermore, the advertising industry is characterized by rapidly evolving technologies. We rely on the Internet and social media platforms to disseminate advertisements. If there is a decline in the use of such platforms or a material change in viewer behaviors to which we are unable to adapt, we could lose our clients and our revenue could be adversely affected.

Our business is highly sensitive to changing preferences of audiences.

Our services focus on providing content that reflects market trends and the social environment. Therefore, demand for our services may be adversely affected by changes in the preferences of the ultimate audience for our advertisements and creative content. If viewer preferences change, our target audience may opt for advertisements and content from competing companies that are more responsive to trends. If our audience loses interest in the advertisements and content we create for our clients, then our business, results of operations, and financial conditions could be adversely affected.

The advertising industry is subject to uncertainties that could affect our business and results of operations.

The growth of the advertising industry in Hong Kong is subject to some uncertainties. Some of our existing or potential clients may not have previously devoted a significant portion of their budget to advertising and therefore may have a limited understanding of advertising. Our ability to generate and maintain certain levels of revenue will depend on a number of factors, many of which are beyond our control, including but not limited to: (a) the maintenance and enhancement of audience recognition of our clients’ products or services in a cost-effective manner; (b) intensifying competition in the advertising industry and potential downward pressure on advertising prices; (c) changes in governmental policy that would restrict and regulate advertising practices; and (d) the effectiveness of our marketing strategy and technology systems, any unfavorable change in which would affect adversely our business and results of operations.

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If we fail to keep pace with rapidly changing technologies, we could lose our clients, and our business and results of operations could be adversely affected.

As a provider of marketing services, we must keep pace with the changing technological expectations of our clients and the ultimate audience. Our clients may require us to use new technologies in the design, shooting, editing, and cutting of advertisements. We will need to quickly and cost-effectively adapt if our clients begin to shift to the use of new technologies, but we cannot assure you that we will be able to do so. We may not be able to respond quickly, or at all, to these changing technological preferences to ensure that our services will continue to be competitive. If we fail to implement such changes or fail to do so in a timely manner, we could lose our clients, and our business and results of operations could be adversely affected.

Our reliance on third-party artificial intelligence (AI) tools may expose us to technological, operational, or legal risks beyond our control.

We utilize third-party AI platforms such as ChatGPT, Poe, Midjourney, and Zapier AI to support content creation, design, and automation. These AI tools are not developed by us and are subject to change, service disruption, licensing restrictions, or policy revisions by the technology providers. If such tools become unavailable, unaffordable, or materially restricted in functionality, our ability to deliver AI-enhanced services may be limited, which could adversely affect our competitiveness and client satisfaction. In addition, changes in regulatory frameworks around AI use (e.g., data privacy, copyright) could impose compliance burdens or legal liability that impact our cost structure or operations.

Our services are generally project-based, and we generally do not enter into long-term agreements with our clients. If we fail to retain existing clients or attract new clients, our results of operations could be materially affected.

Our business model is mostly project-based, so our revenue tends to be non-recurring. Since we generally do not enter into long-term agreements with our clients, our success depends on our ability to maintain our relationships with existing clients and to develop new opportunities with potential clients. Because our contracts with clients are generally entered into on a project basis, our revenue may fluctuate depending on the number of advertising projects we are able to secure, and therefore we may have limited ability to forecast our future revenue streams. We cannot assure you that our clients will continue to procure our services or that we will be able to replace, in a timely or effective manner, departing clients with potential clients that deliver comparable levels of revenue. If we fail to retain our existing clients or to increase advertisers’ utilization of our services or provide innovative services and pricing structures that attract new clients, the demand for our services will not grow and may even decrease, which could materially and adversely affect our ability to maintain or increase our revenue. In addition, we cannot assure that we will be able to grow our revenue and profits in the future, as it is highly dependent on our ability to attract clients to utilize our services while also holding down our costs of operations. Our operations and financial results could be adversely affected if we are not able to secure a sufficient number of new advertising projects.

We derive a significant portion of our revenue from a limited number of customers, and the loss of or a material reduction in business from one or more of these customers could adversely affect our business, results of operations, and financial condition.

In fiscal 2024, two customers accounted for approximately 62.61% of our total revenues. These customers are primarily agency clients who aggregate marketing budgets from multiple end clients. Our relationships with such customers are based on ongoing commercial engagement rather than exclusive long-term contracts. If either of these customers were to reduce their spendings, terminate their business with us, or experience financial difficulties, our business could be materially and adversely affected. Our ability to attract new large clients or to further diversify our customer base may be limited by competition or changing market conditions.

If we are unable to secure engagements from our clients, our business and financial performance may be adversely affected.

There is no guarantee that we will be able to continuously secure engagements with our clients. In the event that we are unable to maintain business relationships with our existing clients or to secure business opportunities from new clients, our results of operations may be adversely affected. Our ability to secure large-scale and/or high-profile projects could be materially and adversely impacted, thereby affecting our business, financial performance, and results of operations.

If we fail to achieve the marketing objectives of our clients, we could lose our clients and our revenue could decline.

We offer services to serve the advertising objectives of our clients. We are expected to provide effective services that can achieve the desired advertising objectives of our clients, such as reaching a specific number of visitors within a given timeframe. To attract the target audience, we keep ourselves abreast of constantly changing audience preferences. If our services are not able to achieve the desired advertising objectives, our relationships with our clients and our reputation and revenue will be adversely affected. In addition, we may not be able to grow our business effectively and in a controlled manner. Over-expansion of services may strain our limited managerial, operational, and financial resources, which may have a material adverse impact on the stability of our operation and financial conditions.

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The marketing industry is highly schedule driven, and our failure to meet the schedule requirements of our clients could adversely affect our reputation and/or expose us to financial liability.

In some instances, we guarantee that we will complete a campaign by a certain date. Any failure to meet the contractual schedule or completion requirements set forth in our contracts with our clients could subject us to responsibility for costs resulting from the delay, generally in the form of contractually agreed-upon liquidated damages and liability for our clients’ actual costs arising out of our delay. Negative consequences of our failure to meet a contractual schedule could include reduced profits or a loss on that project, damage to our reputation, and a material adverse impact on our financial position, results of operations, cash flows and liquidity.

The quality of work performed by our independent suppliers may affect our sales and damage our reputation.

We may engage third-party suppliers to assist in producing content for some of our advertising projects, including photo and video shooting and subsequent video editing. Our execution team conducts reviews and collects feedback from our clients to assess the quality of work performed by these suppliers. However, the provision of these services could be interrupted by unforeseen events beyond our control, such as natural disasters, social unrest, and labor strikes. We cannot assure you that there will be no delays in the dissemination of our advertisements as a result of material disruptions in the operations of third-party suppliers. If there is any delay in dissemination, it may cause damage to our brand and we may not be able to publish our clients’ advertisements in time. This would materially affect our relationships with our clients and our business operations. Occurrence of any such events could materially and adversely affect our reputation, business, financial conditions, and results of operations.

If we experience information and technological system failures, our business operations could be significantly disrupted.

The business operations and success of our services depend on the stable performance of the information and technological systems that we utilize to perform functions such as the following: communicate with suppliers and clients; design, execute, and place advertisements; monitor the performance of our advertising results; and monitor the sufficiency of our advertising platform. Any system failure that affects our ability to provide services to clients could significantly reduce the attractiveness of our services to clients and hence reduce our revenue. Our systems are vulnerable to a variety of events, including, among others, telecommunications failures, power shortages, malicious human acts, and natural disasters. In addition, any steps to increase reliability and avoid the redundancy of our information and technological systems may not be effective and may be unsuccessful in preventing system failures.

Seasonality in our services may affect our business and operating results.

Our revenue from services is subject to seasonal fluctuations. We record higher revenue in the fourth quarter of each year. We believe our clients tend to allocate a larger portion of their marketing budget during this period, which may coincide with increased consumer purchases at that time. We may not be able to satisfy the high demand of service engagement received from our clients during the peak season, and this may result in loss of business opportunities or delays in completion of our services for our clients. In the event that we fail to meet the high demand for service engagement at any time, our business, financial condition, and results of operations may be adversely affected.

We may not be able to execute our strategies effectively, which may materially and adversely affect our business and prospects.

To continue to expand our business, increase our market share, and accomplish our business objectives, we plan to implement a number of strategies. Implementation of these strategies will require significant managerial, financial, and human resources. However, we cannot assure you that we will be able to deploy all of the managerial, financial, and human resources required to execute our strategies for business optimization and expansion successfully, nor that our net proceeds from the Offering will allow us to implement all of these strategies. If we are not able to execute our business strategies effectively, or at all, our business, financial condition, and results of operations may be adversely affected.

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We may not have adequate insurance coverage to cover our potential losses and claims in connection with our business.

To the best of our knowledge, certain risks associated with the operation of our business cannot be fully covered by insurance. We have been maintaining statutory employees’ compensation for our operations in Hong Kong, which we believe is in line with the industry practice in Hong Kong. As such, we cannot assure you that our insurance coverage is sufficient to cover all of our potential losses, and we may be exposed to liability in excess of our insurance coverage. For example, the occurrence of certain incidents such as business interruptions, labor disputes, and acts of God, and the consequences resulting from them, may not be adequately covered by our insurance policies, if at all. We also cannot guarantee that we will be able to maintain or renew our existing insurance coverage on commercially reasonable terms. In the event that we are subject to substantial claims, losses, or liabilities that are not covered by our insurance, we may incur expenses that could materially and adversely affect our financial condition and results of operations.

Our business, financial conditions, and results of operations could be affected if we fail to attract and retain our key personnel, management team, and our employees.

Our operations and future success of our business depends on our ability to attract and retain our key personnel, management team, and employees. As such, it is important for us to continue to attract and motivate a sufficient number of key personnel to maintain our financial condition and results of operations. We cannot assure you that there will be no departures of our key personnel. If one or more of our key personnel are unwilling to continue in their present position(s) in our Company, we may not be able to replace them instantly or at all. We may also need to offer higher compensation and other benefits in order to attract and recruit new personnel and may also incur additional expenses in the training of new personnel. If any of our key personnel joins a competing company or form a competing business, we may lose business secrets, technological know-how, and business relationships. This would subsequently disrupt our business and would have a material adverse impact on our business, financial condition, and results of operations.

Our outstanding debt agreements may limit our flexibility in operating and expanding our business.

As of September 30, 2024, we had bank borrowings and loans from related parties totaled approximately $1,228,000 and approximately $1,557,000, respectively. The Company may be exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s bank borrowings and bank balances. The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk.

Furthermore, the potential restrictive covenants to be contained in our existing and future loan agreements may restrict our access to future debt financing, on which our business operations depend. If our revenues decrease materially or we experience a significant increase in our interest expenses, we may not have enough available cash or be able to raise additional funds on satisfactory terms, if at all, through equity or debt financings to make any required prepayment or repay such indebtedness at the time any such event of default occurs. In such an event, we may be required to delay, limit, reduce or terminate our business development or expansion efforts. Our business, financial condition and results of operations could be materially adversely affected as a result.

Risks Relating to Doing Business in Hong Kong

A downturn in the Hong Kong or global economy could materially and adversely affect our Hong Kong Operating Subsidiaries’ business and financial condition.

Our Hong Kong Operating Subsidiaries’ business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and China generally. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources which may affect our Hong Kong Operating Subsidiaries.

Economic conditions in Hong Kong and China are sensitive to global economic conditions. Any prolonged slowdown in the global economy may affect our customers and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Substantially all of our operations are in Hong Kong. However, the current PRC laws and regulations may influence our operations, which could result in a material change in our operations and/or the value of our Ordinary Shares. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Our operations are primarily located in Hong Kong. As of the date of this prospectus, we do not expect to be materially affected by recent statements by the PRC authorities indicating an intent to exert more oversight over the securities offerings that are conducted overseas and/or foreign investment in China-based issuers. The policies, regulations, rules, and the enforcement of laws to which we are subject may change. The compliance of such new laws or regulations or any associated inquiries or investigations may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

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●	require significant management time and attention; and/or

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The PRC authorities initiated a series of regulatory actions and statements to regulate business operations in certain areas in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. These regulatory actions and statements emphasize the need to strengthen the administration over illegal securities activities and the supervision of China-based companies seeking overseas listings. Additionally, companies are required to undergo a cybersecurity review if they hold large amounts of data related to issues of national security, economic development or public interest before carrying our mergers, restructuring or splits that affect or may affect national security. These statements were recently issued and their official guidance and interpretation still need to be determined in accordance with the relevant laws and regulations in effect at that time. While we believe that our Hong Kong Operating Subsidiaries’ operations are not currently being affected, they may be subject to additional and stricter compliance requirements in the near term. Compliance with new regulatory requirements or any future implementation rules may present a range of new challenges which may create uncertainties and increase our Hong Kong Operating Subsidiaries’ cost of operations.

The PRC government may exert more supervision over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in the value of our Ordinary Shares. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Ordinary Shares, potentially rendering it worthless.

The PRC government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares.

The PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The enforcement of laws and that rules and regulations in China can change quickly with little advance notice. The PRC government may intervene or influence our Hong Kong Operating Subsidiaries’ operations at any time, or may exert more control over securities offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in our Hong Kong Operating Subsidiaries’ operations and/or the value of our Ordinary Shares.

If the PRC government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, and if we become subject to such oversight and control such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements by the PRC government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on April 13, 2020. Measures for Cybersecurity Review (2021) stipulate that operators of critical information infrastructure purchasing network products and services, and online platform operator carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. We currently do not control over one million users’ personal information and do not collect data that affects or may affect national security.

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On February 17, 2023, with the approval of the State Council, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, (i) domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing applications. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and the controlling shareholders or actual controllers which organize or instigate the prescribed illegal acts or conceal relevant matters and cause the prescribed circumstances shall be subject to fines, and the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (ii) if the issuer meets both of the following criteria, the overseas offering and listing conducted by such issuer shall be deemed an indirect overseas offering and listing by a PRC domestic company: (A) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year were derived from PRC domestic companies; and (B) the majority of the issuer’s business activities are carried out in China, or its main place(s) of business are located in China, or the majority of its senior management team in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in China. In such circumstances, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and shall submit filings with the CSRC within three business days after an application for an initial public offering or listing in an overseas market is submitted.

As of the date of this prospectus, in the opinion of our PRC legal counsel, The Alpha Law Firm, this offering is not subject to the review or prior approval of the CAC nor the CSRC. We do not intend to seek approval of this offering from the CAC or the CSRC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change in the future. It is uncertain whether the PRC authorities will adopt additional requirements or extend the existing requirements to apply to our Hong Kong Operating Subsidiaries. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

In the event that (i) the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers and expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC such that we are required to obtain such permissions or approvals; or (ii) we concluded that relevant permissions or approvals were not required but the PRC authorities take a contrary view or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC authorities could significantly limit or completely hinder our operations, significantly limit or completely hinder our ability to offer our Ordinary Shares to investors, and cause the value of such Shares to significantly decline or become worthless.

Although we are based in Hong Kong, if we should become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the allegations, which could harm our Hong Kong Operating Subsidiaries’ business operations, this offering and our reputation, and could result in a loss of your investment in our Ordinary Shares if such allegations cannot be addressed and resolved favorably.

During the last several years, U.S. listed public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of this scrutiny, the publicly traded stock of many U.S.-listed Chinese companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

Although we are based in Hong Kong, if we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time-consuming and likely would distract our management from our normal business and could result in our reputation being harmed. The price of our Ordinary Shares could decline because of such allegations, even if the allegations are false.

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There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and adversely affect the business operations of the Company. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since our operations are located in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defence. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments, including the Law of the PRC on Safeguarding National Security in Hong Kong issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and at the time President Trump signed an executive order and Hong Kong Autonomy Act (the “HKAA”), to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S., China and Hong Kong, which could potentially harm our business.

Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our Hong Kong Operating Subsidiaries’ business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us.

The PRC laws, rules and regulations that apply or are to be applied to Hong Kong, and the enforcement of the same, can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Hong Kong Operating Subsidiaries’ operations and/or the value of the securities we are registering for sale.

The Basic Law was officially adopted at the Third Session of the Seventh National People’s Congress on April 4, 1990 in accordance with the Sino-British Joint Declaration on the Question of Hong Kong entered into between the PRC and United Kingdom governments on December 19, 1984 and has been in effect since July 1, 1997. The Basic Law embodies the “One Country, Two Systems” principle and provides that Hong Kong will retain its own currency (i.e., the Hong Kong dollar), legal system, and people’s rights and freedom, as well as the freedom to function with a high degree of autonomy, and the capitalism system and way of life in Hong Kong shall remain unchanged for fifty years from 1997. Hong Kong is responsible for its own domestic affairs in various aspects including, but not limited to, exercise of independent judicial power (including that of final adjudication), conducting of administrative affairs, public finance, monetary affairs, immigration and customs, maintenance of public order, to the extent provided in the Basic Law.

However, if the PRC attempts to divert from the principles set out in the Basic Law in relation to the autonomy currently enjoyed in Hong Kong, for example, through introducing PRC laws, rules and regulations that apply or are to be applied to Hong Kong with little or no advance notice, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of the contractual rights of our Hong Kong Operating Subsidiaries. This could, in turn, materially and adversely affect our Hong Kong Operating Subsidiaries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including the ability to enforce contractual rights of our Hong Kong Operating Subsidiaries, resulting in a material change in our Hong Kong Operating Subsidiaries’ operations and/or the value of the securities we are registering for sale.

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Changes in international trade policies, trade disputes, barriers to trade or the emergence of a trade war may have a material and adverse effect upon us.

Political events, international trade disputes and other business interruptions could harm or disrupt international commerce and the global economy and could have a material adverse effect on our customers and our operations. International trade disputes could result in tariffs and other protectionist measures, which may impact the business and spending habits of our customers and may materially and adversely affect our business.

Political uncertainty, such as the recent invasion by Russia in Ukraine, and surrounding international trade disputes and their potential of escalation to trade wars and global recession, could have a negative effect on customer confidence, which could materially and adversely affect our Hong Kong Operating Subsidiaries’ business. In addition, the sanctions imposed by the United States and other countries on Russia, and that affect trade relations may cause global economic turmoil and potentially have a negative impact on our customers and their spending habits. We cannot provide any assurances as to whether such actions will occur or the form that they may take and the impact, if any, it may have on our operations.

The Company may rely on dividends and other distributions on equity paid by the Hong Kong Operating Subsidiaries to fund any cash and financing requirements it may have, and any limitations or restrictions, prohibitions or limitations on the ability of the Company or our Hong Kong Operating Subsidiaries by the PRC government to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund operations or for other uses outside of Hong Kong, which on the ability of the Hong Kong Operating Subsidiaries to make payments to the Company could have a material and adverse effect on the business.

Within our structure, funds from foreign investors can be directly transferred to our Hong Kong Operating Subsidiaries by way of capital injection or in the form of a shareholder loan from the Company following this offering. As a holding company, we may rely on dividends and other distributions on equity paid by our Operating Subsidiaries for our cash and financing requirements. We are permitted under the laws of the Cayman Islands and our Amended and Restated Memorandum and Articles of Association to provide funding to our Operating Subsidiaries through loans and/or capital contributions. Our Hong Kong Operating Subsidiaries are permitted under the laws of Hong Kong to issue cash dividends to us without limitation on the size of such dividends. However, if our Hong Kong Operating Subsidiaries incur debt on their own behalf, the instruments governing such debt may restrict its ability to pay dividends. We do not maintain cash management policies or procedures with respect to the size or means of such transfers. There is no assurance that the flow of cash in or out of Hong Kong would not be restricted or prohibited. To the extent the Company’s cash or assets in the business is in Hong Kong or a Hong Kong entity, the Company’s funds or assets may, in the future, not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the Company and our Hong Kong Operating Subsidiaries by the PRC government to transfer cash or assets. Any limitation on the ability of the Hong Kong Operating Subsidiaries to distribute dividends or other payments to the Company could materially and adversely limit the ability to grow, make investments or acquisitions that could be beneficial to the businesses, pay dividends or otherwise fund and conduct the business.

The PCAOB Determinations provides that if the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in China or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in China or Hong Kong, it could result in the prohibition of trading in our securities by not being allowed to list on a U.S. exchange, and as a result an exchange may determine to delist our securities, which would materially affect the interest of our investors.

The HFCA Act, which was enacted on December 18, 2020, states that if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

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On December 23, 2022, the Accelerating HFCA Act (the “Accelerating HFCA Act”) was signed into law, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating HFCA Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. In the event our auditor is not subject to PCAOB inspections for two consecutive years, our Ordinary Shares may be prohibited from trading or delisted from an exchange.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the HFCA Act, Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB announced the PCAOB Determinations relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in China or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong. The PCAOB Determinations provide that if the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in China or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in China or Hong Kong, it could result in the prohibition of trading in our securities by not being allowed to list on a U.S. exchange, and as a result an exchange may determine to delist our securities, which would materially affect the interest of our investors.

Our auditor, TAAD LLP, the independent registered public accounting firm that issued the audit report included in this prospectus, is registered with the PCAOB and subject to inspections by the PCAOB on a regular basis with the last inspection in April 2024. TAAD LLP’s office is located in California. Therefore, we believe that, as of the date of this prospectus, our auditor is not subject to the PCAOB Determinations relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in the PRC or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong. However, to the extent that our auditor’s work papers may, in the future, become located in China, such work papers will not be subject to inspection by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of our auditors’ work papers in China would make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, our investors may be deprived of the benefits of the PCAOB’s oversight of our auditor through such inspections and they may lose confidence in our reported financial information and procedures and the quality of our financial statements. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Further, the United States Senate passed the Accelerated Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

During the prior fiscal years ended September 30, 2024 and 2023, including through the date of this prospectus, our auditor does not have any documentation related to their audit reports located in China. However, to the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for the Company may be located in China, the PCAOB may not be able to inspect such audit documentation and, as a result, you may be deprived of the benefits of such inspection.

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On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreement with the CSRC and China’s Ministry of Finance. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreements”), establish a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it has completed a test inspection of two selected auditing firms in China and Hong Kong and has voted to vacate its previous Determination Report, which concluded in December 2021 that the PCAOB could not inspect or investigate completely registered public accounting firms based in China or Hong Kong. However, if in the future the PCAOB is prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in China and Hong Kong, then the companies audited by those registered public accounting firms could be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act.

If we change auditors and they are subsequently located in China or Hong Kong and the PCAOB is unable to inspect or investigate completely our auditor, it could result in the prohibition of trading in our securities by not being allowed to list on a U.S. exchange, and as a result an exchange may determine to delist our securities, which would materially affect the interest of our investors.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong (the “Hong Kong National Security Law”) could impact our Hong Kong Operating Subsidiaries.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President, Donald Trump, signed the HKAA into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including then Hong Kong chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of the United States Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong Operating Subsidiaries is determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

We may become subject to a variety of PRC laws and other regulations regarding privacy, cybersecurity, data protection, data security or securities offerings that are conducted overseas and/or other foreign investment in China-based issuers. Any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on certain activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

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On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law”, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on April 13, 2020. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (each an “Operator”, and together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

We currently do not control over one million users’ personal information and do not collect data that affects or may affect national security. We may collect and store certain data (including certain personal information) abroad from our customers, who may be PRC individuals, in implementing our membership schemes in the future, but we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future.

These statements and regulatory actions are relatively new. The existing or new laws or regulations or detailed implementations and interpretations may be modified or promulgated, if any, and therefore may have potential impact on our daily business operations, our abilities to accept foreign investments and the listing of our Ordinary Shares on U.S. or other foreign exchanges. The interpretation and enforcement of relevant PRC cybersecurity laws and regulations still need to be determined in accordance with the relevant laws and regulations in effect at that time. If the Trial Measures are amended in the future and becomes applicable to us, if our proposed listing on NASDAQ is deemed to be an overseas indirect issuance and listing or, if we are deemed to be an “Operator” that are required to file for cybersecurity review before listing in the United States. Moreover, if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to us, our operations and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If we become subject to the CAC review, there is no assurance that we will be able to comply with the regulatory requirements in all respects and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, our Company may become subject to fines and other penalties which may have a material adverse effect on our business, operations and financial condition, and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

PRC authorities recently initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

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On February 17, 2023, with the approval of the State Council, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, (i) domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing applications. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and the controlling shareholders or actual controllers which organize or instigate the prescribed illegal acts or conceal relevant matters and cause the prescribed circumstances shall be subject to fines, and the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (ii) if the issuer meets both of the following criteria, the overseas offering and listing conducted by such issuer shall be deemed an indirect overseas offering and listing by a PRC domestic company: (A) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year were derived from PRC domestic companies; and (B) the majority of the issuer’s business activities are carried out in China, or its main place(s) of business are located in China, or the majority of its senior management team in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in China. In such circumstances, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and shall submit filings with the CSRC within three business days after an application for an initial public offering or listing in an overseas market is submitted.

If the PRC authorities choose to exert more oversight over the securities offerings that are conducted overseas and/or foreign investment in China-based issuers, and if we become subject to such oversight, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the PRC authorities, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Trial Measures, have indicated an intent to exert oversight over the securities offerings that are conducted overseas and/or foreign investments in China-based issuers. As of the date of this prospectus, in the opinion of our PRC legal counsel, The Alpha Law Firm, these requirements do not directly apply to Hong Kong. Whether such requirements apply to us in the future will be subject to applicable laws and regulations at that time. If our proposed securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. Further, if we were to become subject to PRC laws and/or authorities, we could incur material time and costs to ensure compliance and experience devaluation of our Ordinary Shares or possibly delisting.

Failure to comply with PDPO may result in material and adverse effect on our business, financial condition and results of operations

As we conduct our operations and operate our business in Hong Kong, we are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong. In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”) which imposes a duty on any data user who, either alone or jointly with other persons, shall not do any act, or engage in a practice, that contravenes any of the data protection principles set out in Schedule 1 to the PDPO (the “Data Protection Principles”) unless the act or practice, as the case may be, is required or permitted under the PDPO. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfillment of the purposes of using the data and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. Use of the data should be limited to or related to the original collection purpose. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. The PDPO also confers on the Privacy Commissioner for Personal Data (“Commissioner”) power to conduct investigations and institute prosecutions. Contravention with the PDPO may entitle the Commissioner to issue a written enforcement notice directing such data user to take prescribed steps within a specified timeframe to remedy and prevent recurrence of contravention. Contravention with the above enforcement notice issued by the Commissioner is an offence. However, if a data user has taken all due diligence to comply with the enforcement notice, then such data user may have a defence against the above offence. A civil claim for compensation may also be made by a data subject for damage caused by a contravention of the PDPO. See “Regulatory Environment – Personal Data (Privacy) Ordinance” on page 84.

We believe that we have complied with the PDPO. Moreover, we do not expect to be subject to any cybersecurity review by Hong Kong government authorities for this offering. Certain user data and information may be collected during the course of our business operations. Accordingly, data protection measures are put in place to ensure the data and information that the Company collects are not misappropriated or misused. However, if we have violated certain provisions of the PDPO, we could face significant civil claims and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

The Hong Kong legal system is subject to uncertainties which could limit the legal protections available to us.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. Hong Kong’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system and parliamentary system. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed may be compromised, it could potentially impact Hong Kong’s common law legal system and may, in turn, result in uncertainty in, for example, the enforcement of our contractual rights. This could materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our vendors.

Risks Related to Litigation, Laws and Regulation and Governmental Matters

Unfavorable global and regional economic, political and health conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by global or regional economic, political and health conditions. A global financial crisis or global or regional political and economic instability (including changes in inflation, interest rates and overall economic conditions and uncertainties), wars, terrorism, civil unrest, outbreaks of disease (for example, COVID-19), and other unexpected events, such as supply chain constraints or disruptions, could cause extreme volatility, increase our costs and disrupt our business. For example, these macroeconomic factors could affect the ability of our current or potential future manufacturers, sole source or single source suppliers, licensors or licensees to remain in business, or otherwise manufacture or supply components, materials or services relevant to our services. In addition, if inflation or other factors were to significantly increase our business costs, we may be unable to pass through price increases to our customers. We are impacted by inflationary increases in wages, benefits and other costs. If we are not able to pass increased wage and other costs resulting from inflation onto our clients our profitability may decline.

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Potential claims from customers or employees could have a material adverse effect on our business.

We may be subject to claims brought by or on behalf of our customers or employees in the ordinary course of business which could adversely affect our business. Potential claims could include liability claims relating to our employment practices, advertising practices, data security or privacy breaches, intellectual property infringement, tenancy issues and other concerns. Any involvement in litigation could incur significant resources and divert our management’s attention, or even create negative publicity, which could adversely affect our reputation and hence our business. Even though we maintain what we believe to be adequate levels of insurance to cover our potential liabilities, our insurance may not cover all relevant claims or provide sufficient coverage. Our business, financial condition and operating results could be materially adversely affected if costs resulting from future claims are not covered by our insurance or exceed our coverage.

It will be difficult to obtain jurisdiction and enforce liabilities against our officers, Directors and assets outside the United States.

All of our assets are currently located outside of the United States. Additionally, our director, director nominees, and officers reside outside of the United States, with each of our officers and directors located in the PRC or Hong Kong. Additionally, our key management and operations are primarily based in Hong Kong. As a result, it may not be possible for United States investors to enforce their legal rights, to effect service of process upon our Directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our Directors and officers under Federal securities laws in Hong Kong or the Cayman Islands. Moreover, we have been advised that Hong Kong and Cayman Islands do not have a treaty providing for the reciprocal recognition and enforcement of judgments of courts with the United States. For more information regarding the relevant laws of the Cayman Islands and Hong Kong, see “Enforcement of Civil Liabilities”.

Changes in foreign currency exchange rates may negatively affect our financial condition and results of operations.

The reporting currency of the Company is U.S. Dollars, to date the majority of the Company’s revenues and costs are denominated in US$ and HK$, a majority of the Company’s assets are denominated in US$ and HK$ and a significant portion of the Company’s liabilities are denominated in HK$. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and HK$. For example, during 2022 and 2023, the U.S. dollar strengthened against certain foreign currencies and this may cause a decrease in some of our monetary assets which are denominated in foreign currencies and lead to the recognition of foreign exchange losses. In addition, most of our financial obligations must be satisfied in U.S. dollars. Our exposures to changes in foreign currency exchange rates may change over time as our business practices evolve and could result in increased costs or reduced revenue and could adversely affect our cash flow. Changes in the relative values of currencies occur regularly and may have a significant impact on our operating results. We cannot predict with any certainty changes in foreign currency exchange rates or the degree to which we can cost-effectively mitigate this exposure.

Risks Related to Being a Public Company

Public company compliance may make it more difficult to attract and retain officers and Directors.

Public company compliance may make it more difficult to attract and retain officers and Directors. The Sarbanes-Oxley Act and new rules subsequently implemented by the SEC have required changes in corporate governance practices of public companies. As a public company, we expect these new rules and regulations to increase our compliance costs in 2024 and beyond and to make certain activities more time consuming and costly. As a public company, we also expect that these new rules and regulations may make it more difficult and expensive for us to obtain director and officer liability insurance in the future and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of Directors or as executive officers.

We have no experience operating as a public company.

We have no experience conducting our operations as a public company. After we become a public company, we may face enhanced administrative and compliance requirements, which may result in substantial costs. The majority of our Directors and executive officers have no experience in operating a U.S. public company, which makes our ability to comply with applicable laws, rules and regulations uncertain. Our failure to comply with all laws, rules and regulations applicable to U.S. public companies could subject us or our management to regulatory scrutiny or sanction, which could harm our reputation and share price.

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We will be subject to changing laws, rules and regulations in the U.S. regarding regulatory matters, corporate governance and public disclosure that will increase both our costs and the risks associated with non-compliance.

Following this offering, we will be subject to rules and regulations by various governing bodies and self-regulatory organizations, including, for example, the SEC and The Nasdaq Stock Market, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

We are a foreign private issuer and, as a result, are not subject to U.S. proxy rules but are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer.

Because we qualify as a foreign private issuer under the federal securities laws and although we follow Cayman Islands laws and regulations with regard to such matters, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including: (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers will be required to file their annual report on Form 20-F by 120 days after the end of each fiscal year, while U.S. domestic issuers that are non-accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are contractually obligated and intend to make interim reports available to our shareholders, copies of which we are required to furnish to the SEC on a Form 6-K, and even though we are required to file reports on Form 6-K disclosing whatever information we have made or are required to make public pursuant to the laws of the Cayman Islands or distribute to our shareholders and that is material to our company, you may not have the same protections afforded to shareholders of companies that are U.S. domestic issuers.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

We, as a foreign private issuer, may not be subject to all of the corporate governance standards applicable to U.S. issuers. Accordingly, we may consider following home country practice in lieu of the requirements under the Nasdaq Listed Company Manual with respect to certain corporate governance standards which may afford less protection to investors. For example, the Nasdaq Listed Company Manual requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the Nasdaq Listed Company Manual also requires U.S. domestic issuers to have a compensation committee, and may have a nominating/corporate governance committee composed entirely of independent directors. We do not intend to comply with such committee requirements.

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We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents, and (2) a majority of our Directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, Directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

As an exempted company incorporated in the Cayman Islands with limited liability, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer that has applied to list our Ordinary Shares on Nasdaq, we rely on a provision in the Nasdaq corporate governance listing standards that allows us to follow Cayman Islands law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on Nasdaq.

For example, we are exempt from the following Nasdaq regulations:

●	Rule 5605(b)(2), pursuant to which the independent directors must have regularly scheduled meetings at which only independent directors are present;

●	Rule 5635(a), pursuant to which shareholder approval is required in certain circumstances prior to an issuance of securities in connection with the acquisition of the stock or assets of another company; and

●	Rule 5635(b), pursuant to which shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company.

As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements.

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You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. After the closing of the offering, our corporate affairs will be governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our Directors and us, actions by minority shareholders and the fiduciary duties of our Directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our Directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than as set forth in our Amended and Restated Memorandum and Articles of Association] or to obtain copies of lists of shareholders of these companies. Our Directors are not required under our Amended and Restated Memorandum and Articles of Association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as U.S. states. Currently, we plan to rely on home country practice with respect to any corporate governance matter. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

Further, all of our current operations are conducted outside of the United States and all of our current assets are located outside of the United States, with the majority of our operations and current assets being located in Hong Kong. All of the Directors and Executive Officers of our Company reside outside the United States and substantially all of their assets are located outside the United States, with each of our officers and directors and director nominees located in Hong Kong. As a result, it may not be possible for investors to effect service of process within the United States upon us or any such persons, or to enforce in the United States any judgment obtained in the U.S. courts against us or any of such persons, including judgments based upon the civil liability provisions of the U.S. securities laws or any U.S. state or territory.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of Directors or controlling shareholders than they would as shareholders of a company incorporated in a U.S. state. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in a U.S. state and their shareholders, see the section entitled “Description of Securities — Differences in Corporate Law.”

Risks Related to Ownership of our Securities

Investors in this offering will experience immediate and substantial dilution in net tangible book value.

The public offering price per Ordinary Share will be substantially higher than the net tangible book value per Ordinary Share of our outstanding ordinary shares. As a result, investors in this offering will incur immediate dilution of $4.86 per share, based on the assumed initial public offering price of $5 per share, which is the midpoint of the estimated offering price range described on the cover of this prospectus assuming no exercise of over-allotment options. Investors in this offering will pay a price per unit that substantially exceeds the book value of our assets after subtracting our liabilities. See “Dilution” for a more complete description of how the value of your investment will be diluted upon the completion of this offering.

The sale or availability for sale of substantial amounts of our Ordinary Shares, including the Ordinary Shares held by our Resale Shareholders that are being registered concurrently for resale in the Resale Prospectus, could adversely affect the market price

Sales of substantial amounts of our Ordinary Shares in the public market after the completion of this offering and from the sale of shares of up to 4,000,000 Ordinary Shares held by our Resale Shareholders through the Resale Prospectus, or the perception that these sales could occur could adversely affect the market price of our shares and could materially impair our ability to raise capital through equity offerings in the future. An aggregate of [7,000,000] Class A Ordinary Shares and 33,000,000 Class B Ordinary Shares are outstanding before the consummation of this offering and [9,500,000] Class A Ordinary Shares and 33,000,000 Class B Ordinary Shares will be outstanding immediately after the consummation of this offering if the underwriter does not exercise its over-allotment option, and [9,875,000] Class A Ordinary Shares and 33,000,000 Class B Ordinary Shares will be outstanding immediately after the consummation of this offering if the underwriter exercises its over-allotment option in full. The shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and subject to the terms of the Lock-Up Agreements, shares held by the certain other shareholders may also be sold in the public market subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. The 4,000,000 Ordinary Shares held by the Resale Shareholders that are being registered concurrently for resale in the Resale Prospectus are not subject to lock-up agreements. In connection with this offering, our Directors and Executive Officers named in the section “Management,” have agreed not to sell any shares until 12-month after the date of this prospectus without the prior written consent of the representative of the underwriter, subject to certain exceptions, unless the underwriter releases these securities from these restrictions. The Resale Shareholders may be willing to accept a lower sales price than the price investors pay in this offering, which could substantially lower the market price of our Ordinary Shares. We cannot predict what effect, if any, market sales of securities held by the Resale Shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our shares. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Sales of substantial amounts of our Ordinary Shares in the public market after the completion of this offering, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. The Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and certain Ordinary Shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. An aggregate of [7,000,000] Class A Ordinary Shares and 33,000,000 Class B Ordinary Shares are outstanding before the consummation of this offering and [9,500,000] Class A Ordinary Shares and 33,000,000 Class B Ordinary Shares will be outstanding immediately after the consummation of this offering if the underwriter does not exercise its over-allotment option, and [9,875,000] Class A Ordinary Shares and 33,000,000 Class B Ordinary Shares will be outstanding immediately after the consummation of this offering if the underwriter exercises its over-allotment option in full. Sales of these shares into the market could cause the market price of our Ordinary Shares to decline.

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Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our shares as a source for any future dividend income. Our board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands and Hong Kong laws. Even if our board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our Hong Kong Operating Subsidiaries, our financial condition, contractual restrictions and other factors as determined by our board of Directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased our shares. You may not realize a return on your investment in our shares and you may even lose your entire investment.

Our Ordinary Shares will be subject to potential delisting if we do not meet or continue to maintain the listing requirements of Nasdaq.

We have submitted an application to list our Ordinary Shares on Nasdaq, under the ticker symbol “MEON”. Nasdaq has rules for continued listing, including, without limitation, minimum market capitalization and other requirements. Failure to maintain our listing, or de-listing from Nasdaq, would make it more difficult for shareholders to sell our securities and more difficult to obtain accurate price quotations on our securities. This could have an adverse effect on the price of our Ordinary Shares. Our ability to issue additional securities for financing or other purposes, or otherwise to arrange for any financing we may need in the future, may also be materially and adversely affected if our shares are not traded on a national securities exchange.

There has been no prior public trading market for our Ordinary Shares and an active trading market may not develop or be sustained following this offering.

Prior to this offering there has been no prior public trading market for our Ordinary Shares. We cannot assure you that an active trading market for our Ordinary Shares will develop or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the liquidity of any trading market, your ability to sell your shares of our ordinary shares when desired or the prices that you may obtain for your shares of our Ordinary Shares. Even if an active market for our Ordinary Shares does develop, the market price of such securities may be highly volatile. In addition to the uncertainties relating to future operating performance and the profitability of operations, factors such as variations in interim financial results or various, as yet unpredictable, factors, many of which are beyond our control, may have a negative effect on the market price of our securities.

The market price of our equity securities may be volatile, and your investment could suffer or decline in value.

The stock markets, including Nasdaq, on which certain of our securities will be listed, have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market develops and is sustained for our Ordinary Shares, the market price of our Ordinary Shares may be volatile and could decline significantly. If our securities become delisted from Nasdaq, the liquidity and price of our securities may be more limited than if our securities were quoted or listed on Nasdaq or another national securities exchange. In addition, the trading volume in our Ordinary Shares may fluctuate and cause significant price variations to occur. We cannot assure you that the market price of our Ordinary Shares will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

●	Sales of a significant number of our securities, including those which we are registering under the registration statement of which this prospectus is a part, or that we may in the future register for sale or for resale on behalf of our securityholders, could materially adversely affect the trading prices of our securities;

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●	the realization of any of the risk factors presented in this prospectus;

●	actual or anticipated differences in our estimates, or in the estimates of analysts, for our revenues, earnings, results of operations, level of indebtedness, liquidity or financial condition;

●	failure to comply with the requirements of Nasdaq;

●	failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

●	variance in our financial performance from the expectations of market analysts;

●	announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

●	changes in the prices of our food offerings and services;

●	commencement of, or involvement in, litigation involving us;

●	future issuances, sales, repurchases or anticipated issuances, sales, resales or repurchases, of our securities including due to the expiration of contractual lock-up agreements;

●	publication of research reports about us;

●	failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow us or our failure to meet these estimates or the expectations of investors;

●	new laws, regulations, subsidies, or credits or new interpretations of existing laws applicable to us;

●	market conditions in our industry;

●	changes in key personnel;

●	speculation in the press or investment community;

●	changes in the estimation of the future size and growth rate of our markets;

●	broad disruptions in the financial markets, including sudden disruptions in the credit markets;

●	actual, potential or perceived control, accounting or reporting problems;

●	changes in accounting principles, policies and guidelines; and

●	other events or factors, including those resulting from infectious diseases, health epidemics and pandemics, natural disasters, war, acts of terrorism or responses to these events.

In the event that our Ordinary Shares are listed on Nasdaq, our share price could fall and we could be delisted in which case broker-dealers may be discouraged from effecting transactions in our Ordinary Shares because they may be considered penny stocks and thus be subject to the penny stock rules.

The SEC has adopted a number of rules to regulate “penny stocks” that restricts transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities and Exchange Act of 1934, as amended. These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on Nasdaq if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Our securities may in the future constitute, “penny stock” within the meaning of the rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage such broker-dealers from effecting transactions in shares of our Ordinary Shares, which could severely limit the market liquidity of such shares and impede their sale in the secondary market.

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A U.S. broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the “penny stock” regulations require the U.S. broker-dealer to deliver, prior to any transaction involving a “penny stock”, a disclosure schedule prepared in accordance with SEC standards relating to the “penny stock” market, unless the broker-dealer or the transaction is otherwise exempt. A U.S. broker-dealer is also required to disclose commissions payable to the U.S. broker-dealer and the registered representative and current quotations for the securities. Finally, a U.S. broker-dealer is required to submit monthly statements disclosing recent price information with respect to the “penny stock” held in a customer’s account and information with respect to the limited market in “penny stocks”.

Shareholders should be aware that, according to the SEC, the market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer, (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases, (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons, (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers, and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

We may issue preferred shares, the terms of which could adversely affect the voting power or value of Ordinary Shares.

Our Amended and Restated Memorandum and Articles of Association will authorize us to issue, without the approval of our shareholders, one or more classes or series of preferred shares having such designations, preferences, limitations and relative rights, including preferences over our Ordinary Shares respecting dividends and distributions, as our board of Directors may determine. The terms of one or more classes or series of preferred shares could adversely impact and dilute the voting power or value of our Ordinary Shares. For example, we might grant holders of preferred shares the right to elect some number of our Directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred shares could affect the residual value of our Ordinary Shares.

If securities analysts were to downgrade our shares, publish negative research or reports or fail to publish reports about our business, our competitive position could suffer, and our share price and trading volume could decline.

The trading market for our Ordinary Shares will, to some extent, depend on the research and reports that securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts. We do not currently have and may never obtain research coverage by securities analysts. If no or few securities analysts commence coverage of us, the trading price of our shares would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts who cover us should downgrade our shares or publish negative research or reports, cease coverage of our company or fail to regularly publish reports about our business, our competitive position could suffer, and our share price and trading volume could decline.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and divert management’s attention, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act, the Exchange Act, related regulations of the SEC and the requirements of Nasdaq, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of Directors and management and will significantly increase our costs and expenses. We will need to:

●	institute a more comprehensive compliance function;

●	comply with rules promulgated by Nasdaq;

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●	continue to prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

●	establish new internal policies, such as those relating to insider trading; and

●	involve and retain to a greater degree outside counsel and accountants in the above activities.

Our internal control over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness in the future, which could have a significant and adverse effect on our business, financial condition, results of operations and reputation.

After the completion of this offering, we will be subject to a requirement, pursuant to Section 404 of the Sarbanes-Oxley Act, to conduct an annual review and evaluation of our internal control over financial reporting and furnish a report by management on, among other things, our assessment of the effectiveness of our internal control over financial reporting each fiscal year beginning with the year following our first annual report required to be filed with the SEC. However, because we are an emerging growth company, our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the earlier of the fifth year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company. Ensuring that we have adequate internal control over financial reporting in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that must be evaluated frequently. Establishing and maintaining these internal controls will be costly and may divert management’s attention.

When evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. In addition, if we fail to achieve and maintain the adequacy of our internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude, on an ongoing basis, that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we do not adequately implement or comply with the requirements of Section 404 of the Sarbanes-Oxley Act, we may be subject to sanctions or investigation by regulatory authorities, such as the SEC, or suffer other adverse regulatory consequences, including penalties for violation of Nasdaq Listing Rules. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. A loss of confidence in the reliability of our financial statements also could occur if we or our independent registered public accounting firm were to report one or more material weaknesses in our internal control over financial reporting. In addition, we may be required to incur costs in improving our internal control system, including the costs of the hiring of additional personnel. Any such action could negatively affect our business, financial condition, results of operations and cash flows and could also lead to a decline in the price of our Ordinary Shares.

Management will have broad discretion over the use of our proceeds from this offering.

The principal purposes of this offering include increasing our capitalization and financial flexibility, creating a public market for our shares, thereby enabling access to the public equity markets by our employees and shareholders, obtaining additional capital and increasing our visibility in the marketplace. Although we have not yet determined with certainty the manner in which we will allocate the net proceeds of this offering, we plan to use the net proceeds of this offering for those items as set forth below under in the heading “Use of Proceeds” below. We have not allocated specific amounts of net proceeds for any of these purposes and we cannot specify with certainty the particular uses of the net proceeds to us from this offering. Accordingly, we will have broad discretion in using these proceeds and might not be able to obtain a significant return, if any, on investment of these net proceeds. Investors in this offering will need to rely upon the judgment of our management with respect to the use of our proceeds. We will not receive any of the proceeds from the sale of the Selling Shareholder’s shares through the underwriter and from the sale of the Resale Shares by the Resale Shareholders. If we do not use the net proceeds that we receive in this offering effectively, our business, operating results and financial condition could be harmed.

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For as long as we are an emerging growth company, we will not be required to comply with certain requirements that apply to other public companies.

We are an emerging growth company, as defined in the JOBS Act. For as long as we are an emerging growth company, unlike other public companies, we will not be required to, among other things: (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosures regarding executive compensation required of larger public companies, or (iv) hold nonbinding advisory votes on executive compensation and any golden parachute payments not previously approved. In addition, the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for adopting new or revised financial accounting standards. We intend to take advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards permitted under the JOBS Act until we are no longer an emerging growth company. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to the JOBS Act.

We will remain an emerging growth company for up to five full fiscal years, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700 million in market value of our Ordinary Shares held by non-affiliates (and have been a public company for at least 12 months and have filed one annual report on Form 20-F), or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. We cannot predict if investors will find our Ordinary Shares less attractive because we will rely on these exemptions. If some investors find our Ordinary Shares to be less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

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ENFORCEABILITY OF CIVIL LIABILITIES

Our Company is an exempted company incorporated with limited liability under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the U.S. federal courts. Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our current operations are conducted outside of the United States and all of our current assets are located outside of the United States, with the majority of our operations and current assets being located in Hong Kong. All of the Directors and Executive Officers of our Company and the auditors of our Company reside outside the United States and substantially all of their assets are located outside the United States, with each of our officers and directors and director nominees located in Hong Kong. As a result, it may not be possible for investors to effect service of process within the United States upon us or any such persons, or to enforce in the United States any judgment obtained in the U.S. courts against us or any of such persons, including judgments based upon the civil liability provisions of the U.S. securities laws or any U.S. state or territory.

We have appointed Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711 as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

Harney Westwood & Riegels, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of the U.S. courts obtained against us or our Directors or Executive Officers that are predicated upon the civil liability provisions of the U.S. securities laws or any U.S. state; or (ii) entertain original actions brought in the Cayman Islands against us or our Directors or Executive Officers that are predicated upon the U.S. securities laws or the securities laws of any U.S. state.

We have been advised by Harney Westwood & Riegels that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Grand Court of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States (the “Foreign Court”) against our Company under which a debt or definite sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. The Grand Court of the Cayman Islands will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within six years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from United States courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court of the Cayman Islands may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

Hong Kong

Cheung, Yeung & Lee, Solicitors, our counsel as to Hong Kong law, has advised us that there is currently no treaties or arrangement providing for the reciprocal enforcement of judgements between Hong Kong and the United States, as such judgments of United States courts will not be directly enforced in Hong Kong. However, foreign judgments can be enforced under the Foreign Judgments (Reciprocal Enforcement) Ordinance (Cap. 319 of the Laws of Hong Kong) or under common law. Foreign judgments can be enforced through a statutory registration scheme under the Foreign Judgments (Reciprocal Enforcement) Ordinance based on reciprocal recognition of judgment between Hong Kong and the foreign courts. However, the United States is not a designated country under the Foreign Judgments (Reciprocal Enforcement) Ordinance. As a result, a judgment rendered by a court in the United States, including as a result of administrative actions brought by regulatory authorities such as the SEC, and other actions, cannot be registered and may only be enforced at common law.

There is uncertainty as to whether the courts of Hong Kong would: (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. Our Board is comprised of directors, all executive directors are located in Hong Kong. The [head of] directors are [Mr. Jerry Chan Chi Wai], a member of our board of directors is also our Chief Executive Officer.

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USE OF PROCEEDS

We expect to receive approximately US$[10,125,000] of net proceeds from this offering after deducting underwriting discounts and commissions of US$[937,500], non-accountable expense allowance of US$[187,500], and estimated offering expenses of approximately US$1,250,000 payable by us. We will not receive any proceeds from the sale of the Class A Ordinary Shares by the Selling Shareholder.

We plan to use the net proceeds we receive from this offering for the following purposes:

●	approximately 25% or US$[2,531,000] for operation expenses;

●	approximately 25% or US$[2,531,000] for marketing expenses;

●	approximately 10% or US$[1,013,000] for capital assets expenditures in the ordinary course of business;

●	approximately 15% or US$[1,519,000] for the repayment of the following loans:

●	A HK$2 million loan borrowed by MediaOn Limited from JL Investments Capital Limited pursuant to a Loan Agreement dated January 24, 2025 which bears interest at a rate of 2% per month and is due and payable one year from the draw down date of the loan; and

●	7 promissory notes in the aggregate principal amount of US$700,000 with various parties that bear interest at a rate of 30% per annum and are due and payable on various maturity dates between December 20, 2025 and July 7, 2026.

●	approximately 2.0% or US$200,000 for indemnity escrow with the underwriter for 12 months; and

●	the remaining balance for general working capital and corporate purposes that are beneficial in developing the business and its strategic direction.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs, or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors.”

To the extent that the net proceeds of this offering are not immediately applied for the above purposes, we plan to invest the net proceeds in short-term interest-bearing obligations, investment-grade instruments, or certificates of deposit.

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CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2024:

●	on an actual basis; and

●	on a pro forma as adjusted basis to reflect (i) the above; (ii) the issuance and sale of [2,500,000] Class A Ordinary Shares in this offering at an initial public offering price of US$[5] per Class A Ordinary Shares (being the mid-point of the offer price range), after deducting underwriting discounts and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering is subject to adjustment based on the actual net proceeds to us from the offering. You should read this table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As at September 30, 2024
Shareholders’ Equity	Actual	As adjusted
	US$	US$
300,000,000 Class A Ordinary Shares authorized, par value US$0.0001 per share, 7,000,000 Class A Ordinary Shares issued and outstanding on an actual basis, and [9,500,000] Class A Ordinary Shares issued and outstanding on an as adjusted basis	700	-
100,000,000 shares of Class B Ordinary shares authorized, par value US$0.0001 per share, 33,000,000 Class B Ordinary Shares issued and outstanding on an actual basis, and 33,000,000 Class B Ordinary Shares issued and outstanding on an as adjusted basis	3,300	-
Additional paid-in capital	69,300	-
Subscription receivable	(70,000)	-
Accumulated losses and other comprehensive losses	(1,938,107)	-
Total Shareholders’ Equity (Deficit)	(1,934,807)	-
Minority Interests	579	-
Total Equity (Deficit)	(1,934,228)	-

Indebtedness
Bank borrowings	1,228,028	-
Promissory notes	700,000	-
Total Indebtedness	1,928,028	-
Total Capitalization	(6,200)	-

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DIVIDEND POLICY

When considering the distribution of a dividend in the future, our Board shall take into account, among other things, the following factors when deciding whether to propose a dividend and in determining the dividend amount: (a) operating and financial results; (b) cash flow situation; (c) business conditions and strategies; (d) future operations and earnings; (e) taxation considerations; (f) interim dividend paid, if any; (g) capital requirement and expenditure plans; (h) interests of shareholders; (i) statutory and regulatory restrictions; (j) any restrictions on payment of dividends; and (k) any other factors that our Board may consider relevant. The payment of dividends, in certain circumstances is also subject to the approval of our Shareholders, the Companies Act and our Amended and Restated Memorandum and Articles of Association as well as any other applicable laws. Currently, we do not have any predetermined dividend distribution ratio.

Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit, retained earnings, or share premium account, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. If our Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our shares.

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends.

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DILUTION

Investors purchasing our shares in this offering will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of their shares. Dilution in pro forma as adjusted net tangible book value represents the difference between the initial public offering price of our shares and the pro forma as adjusted net tangible book value per share of our shares immediately after the offering.

Historical net tangible book value per share represents our total tangible assets (total assets excluding goodwill and other intangible assets, net) less total liabilities, divided by the number of outstanding shares. After giving effect to the sale of shares in this offering by our Company at an initial public offering price of US$[5.00] per share, after deducting US$[0.375] in underwriting discounts and commissions, US$[0.075] in non-accountable expense allowance and estimated offering expenses payable by our Company of approximately US$1,250,000, the pro forma as adjusted net tangible book value as of September 30, 2024 would have been approximately US$7,888,352, or US$0.19 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of US$0.25 per share to our existing stockholders and an immediate dilution of US$4.81 per share to new investors purchasing shares in this offering.

The following table illustrates this dilution on a per Share basis to new investors.

US$
Assumed initial public offering price per share	[5.00]
Historical net tangible book value per share as of September 30, 2024	[(0.06)]
Increase in as adjusted net tangible book value per Share attributable to the investors in this offering	[0.25 ]
Pro forma net tangible book value per share after giving effect to this offering	[0.19 ]
Dilution per Share to new investors participating in this offering	[4.81 ]

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SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following consolidated financial data as of September 30, 2024 and 2023 and for the financial years ended September 30, 2024 and 2023 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary financial data set forth below should be read in conjunction with, and are qualified by reference to, “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period.

	For the years ended September 30,
	2024	2023
Selected Consolidated Statements of Operations Data:
Revenue	$2,777,281	$3,941,655
Revenue-Related party	27,094	24,460
Total Revenue	2,804,375	3,966,115
Cost of revenues	(1,168,851)	(1,653,627)
Cost of revenues-Related Party	(1,522)	(7,683)
Marketing expenses	(213,063)	(16,835)
General and administrative expense	(1,137,313)	(958,543)
General and administrative expenses-Related Party	(177,403)	(247,127)
Operating profit	106,223	1,082,300
Government Subsidy	-	16,934
Interest income	1,980	1,308
Sundry (expenses) income	(21,859)	518
Interest expenses	(197,353)	(21,652)
Exchange (loss) gain	(3,713)	4,773
Total other (expenses) incomes, net	(220,945)	1,881
Profit before taxes	(114,722)	1,084,181
Provision for income taxes	(50,381)	(23,275)
Net (loss) income	$(165,103)	$1,060,906

Net (loss) income per share Class A shares, basis and diluted	$(0.01)	$-
Net (loss) income per share Class B shares, basis and diluted	$(0.01)	$0.03
Basic and diluted weighted average shares outstanding
Class A	1,208,219	-
Class B	33,000,000	33,000,000

The following table presents our selected consolidated balance sheet data as of September 30, 2024, and 2023.

	As of September 30,
	2024	2023
Selected Consolidated Balance Sheet Data:
Cash	$186,684	$649,067
Total current assets	1,203,133	2,000,850
Total non-current assets	1,960,395	3,016,304
TOTAL ASSETS	$3,163,528	$5,017,154
Total current liabilities	$3,362,904	3,295,976
Total non-current liabilities	1,734,852	3,480,729
TOTAL LIABILITIES	$5,097,756	$6,776,705
TOTAL SHAREHOLDERS’ DEFICIT	$(1,934,228)	$(1,759,551)
Non-controlling interest	579	-

The following table presents our selected consolidated statement of cash flow for the years ended September 30, 2024 and 2023.

	For the years ended September 30,
	2024	2023
Selected Consolidated Statements of Cash Flows Data:
Net cash used in operating activities	$(960,540)	$(118,582)
Net cash used in investing activities	(6,194)	(5,419)
Net cash provided by financing activities	479,422	409,669
Effect of exchange translation	24,929	891
Net (decrease) increase in cash and cash equivalents	(462,383)	286,559
Cash, beginning of year	649,067	362,508
Cash, end of year	$186,684	$649,067
Supplementary cash flow information:
Taxes paid	$-	$-
Interest paid	$66,093	$21,652

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition should be read together with our unaudited condensed consolidated financial statements and the notes thereto and other financial information, which are included elsewhere in this registration statement. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). In addition, our financial statements and the financial information included in this registration statement reflect our organizational transactions and have been prepared as if our current corporate structure had been in place throughout the relevant periods.

This section contains forward-looking statements. These forward-looking statements are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Further, as a result of these factors, risks and uncertainties, the forward-looking events may not occur. Relevant factors, risks and uncertainties include, but are not limited to, those discussed in the section entitled “Business,” “Risk Factors” and elsewhere in this registration statement. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s beliefs and opinions as of the date of this registration statement. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. See “Cautionary Note Regarding Forward-Looking Statements.”

Overview

Headquartered in Hong Kong, we are a Cayman Islands exempted company with limited liability incorporated on March 20, 2024, as a holding company of our business, which is primarily operated through our Hong Kong Operating Subsidiaries.

Founded in 2011, our company manages a network of digital media which create and publish contents to internet search engine and social media platforms such as Yahoo, Google, Facebook, YouTube, Instagram, LinkedIn and Little Red Book, and online to offline (“O2O”) events for various clients from non-governmental organization (“NGO”) to small and medium enterprises (“SME”). We also provide our clients artificial intelligent interactive and multimedia creations. Additionally, we will provide customized media services which includes digital outdoor marketing.

Our business provides value to our major business customers.

●	Client-Centric: We prioritize our clients’ needs and goals, fostering long-term partnerships built on trust and mutual respect.

●	Data-Driven: We leverage data insights and analytics to inform strategic decision-making and optimize campaign performance.

●	Innovation: We embrace new technologies and trends, continuously evolving our approach to stay ahead of the curve.

●	Results-Oriented: We are committed to delivering measurable outcomes that align with our clients’ business objectives.

●	Teamwork: We cultivate a collaborative and supportive environment where diverse perspectives and expertise converge to achieve shared goals.

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To achieve client satisfaction, we have developed a diverse service portfolio for China, Hong Kong and east Asia:

●	Social Media Marketing: (i) strategic media planning; (ii) social media platform maintenance; (iii) social media advertisement placement; (iv) creative contents; (v) KOL marketing; (vi) social media listening tools; (vii) chatbots; and (viii) forum seeding.

●	Search Engine & Media Buy: (i) search engine marketing; (ii) creative design; (iii) display advertising; (iv) data driven marketing; (v) programmatic buy; and (vi) video marketing.

●	Global Marketing: We also help clients in global market in (i) market research and analysis; (ii) multilingual marketing campaigns; (iii) global branding and positioning; and (iv) international digital marketing.

●	Search Engine & Media Buy: (i) search engine marketing; (ii) creative design; (iii) display advertising; (iv) data driven marketing; (v) programmatic buy; and (vi) video marketing.

Factors Affecting Our Results of Operations and Trend Information

Our results of operations are affected by factors driving client’ marketing spendings and consumers’ online activities, including the following:

●	Media Spending Fluctuations

We earn agency fees for media spending from clients to promote and sell their brands, products and services. Their willingness to spend their marketing budget through us is critical to our ability to generate revenue.

Marketing spending can be influenced by a variety of factors, including the following:

(i)	Domestic, regional, and global social, economic, and political conditions such as concerns over a severe or prolonged slowdown in HKSAR, changes in Taiwan’s economy, or threats of political unrest; economic and geopolitical challenges such as trade disputes between the United States and China; or economic, monetary, and fiscal policies such as the introduction and winding-down of qualitative easing programs.

(ii)	Industry-related factors such as the trends, preferences, and habits of consumers regarding social media platforms and their receptiveness to influencer marketing, as well as the development of emerging and varying forms of solutions.

(iii)	Brand-specific factors such as a brand’s specific development strategies, business performance, financial condition, and sales and marketing plans.

Changes in any of the above factors may result in significant cutbacks on marketing budgets by our clients, which would not only reduce our revenue from agency fees but also weaken our negotiating position with search engines, social media platforms on pricing policies.

●	Impact of COVID-19

Our business may be adversely affected by epidemics or pandemics.

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Between 2020 and 2023, the COVID-19 pandemic created uncertainties and risks. Going forward, we do not expect a significant negative impact on our operations and financial results in the long run. However, because of the impossibility of accurately predicting the duration or intensity of any pandemic outbreak, the related risks of business disruptions and negative financial impacts cannot be reasonably estimated at this time.

●	Seasonality

Except for NGO, we experience seasonal fluctuations in revenue. The first and fourth quarter of each calendar year generally contributes the largest portion of our annual revenue because clients tend to allocate a significant portion of their marketing budget to those quarters, which coincides with consumers’ increased purchases around the holidays and shopping events in those quarters, such as Christmas in December and Chinese new year in late January and early February.

The third quarter of each calendar year generally contributes the smallest portion of our revenue, primarily because clients spend less money when commercial activity slows down during the school opening season. We expect our revenue to continue fluctuating based on seasonal factors that affect clients’ marketing spending and consumers’ online purchases.

●	Our Ability to Optimize Our Client Base and Increase Client Spending

Our growth and profitability depend upon our ability to optimize our client base and increase clients’ marketing spending on our services. We initiated a comprehensive review of our client base in 2022 and terminated relationships with clients who had relatively long account receivable cycles and yielded relatively low operating profit margins. We have strengthened our relationships with direct clients, which tend to command higher gross profit margins than agency clients. Our growth and profitability also depend on our ability to attract more clients and to further diversify our client base to capture growth of industry verticals and geographic markets. Our ability to increase clients’ marketing spend with us depends on whether our solutions can effectively address clients’ evolving and diverse needs in a cost-efficient manner. To that end, we develop and offer tailor-made, innovative, and user-friendly solutions and services that will enhance our sales, marketing, and project management.

●	Our Ability to Grow Our Online to Offline Business

Our growth area is online to offline (“O2O”), which primarily involves online promotion and offline event for clients who want to build their own online media presents while an offline promotion event. This is a change of clients’ combine both digital media and our AI interactive event. Our placements in social media to capture target audiences accomplishing with an offline event has a proved effectiveness for clients’ promotional campaigns. We believe this O2O model will create more client needs in the future.

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●	Our Ability to Enrich Our Business Models

By leveraging our expertise in the digital media and creative team, we can react quickly to market trends and business potential faster than our competitors. We must enrich our service combinations to evolve more business models.

●	Our Ability to Successfully Extend and Operate Our Business in Asia and China

Almost all of our revenues are generated from clients in HKSAR. We plan to extend our media geographical coverage which can serve our clients better and increase our revenue.

●	Our Ability to Innovate

Our ability to innovate and introduce new value-added application with improved artificial intelligence and marketing know-how is key to better serving our clients by improving their return on investment of media spendings and helping our clients to enhance reaching rate of their target market segments/customers.

●	Our Ability to Manage Growth, Control Costs, and Manage Working Capital

Our expansion into new areas will increase demands on our management, operational, technological, financial, and other resources. Our effectiveness in controlling costs and managing working capital is key to our success. Our continued success depends on our ability to leverage our scale to obtain better credit terms and faster payment from our Brands, marketplaces, platform partners, service providers, and product suppliers.

Results of Operations

For the years ended September 30, 2024, and 2023

Revenue

Revenues are classified into:

●	Marketing Campaigns

Services consist of social media marketing; AI and interactive; multimedia creation; and event management. Revenue is recognized upon completion of different deliverables.

●	Media Placements

Services include media placements on search engines or social platforms via third-party media suppliers. The Company acts as an agent and recognizes revenue as commission (media placement revenue net of media costs) when media is placed.

●	Media Rebates

Revenue from media suppliers when media placement volume thresholds are met. Rebates range from 20% to 30% depending on media spendings. Revenue is recognized when media is scheduled and non-cancellable.

We primarily generate our revenue from (i) marketing campaigns; (ii) media placement; (iii) rebate income. Except for item (ii), we recognize all our revenue on a gross basis, comprising:

(i)	marketing campaigns for (a) service fees from clients and advertising revenue for social media platforms, which is the budgeted amount for each promotional campaign paying by clients; (b) events base campaigns are paid by clients for a pre-determined sum for the whole event management, but media costs for this category are recognized netted, revenue recognized upon the completion of the event;
(ii)	we earn a pre-determined agency fee to place online advertisements for clients;
(iii)	media rebates are earned from contract with media platform for a placement sum commitment. The placement sums are from our placements for clients and placements by our co-operation agents.

We primarily generate our revenue from (i) campaign-based digital marketing; (ii) search engine optimization (SEO); (iii) media placement; (iv) online to offline (O2O) event; (v) rebate income; and (vi) others such as creative and web designs. Except for item (iii), we recognize all our revenue on a gross basis, comprising (i) campaign-based digital marketing for service fees from clients and advertising revenue for social media platforms, which is the budgeted amount for each promotional campaign paying by clients; and (ii) search engine optimization, which is the budgeted amount paying by client to reach a better position for clients’ link in search engine result; (iii) we earn a pre-determined agency fee to place online advertisements for clients; (iv) events are paid by clients for a pre-determined sum for the whole event management, but media costs for this category are recognized netted; (v) media rebates are earned from contract with media platform for a placement sum commitment. The placement sums are from our placements for clients and placements by our co-operation agents; and (vi) the other categories of revenue are recognized by the percentage of completion.

We analyze both revenue and gross profits to evaluate our business. As there is few statistics for our industry in Hong Kong is relatively, we evaluate our market share by searching information from our peers competitors or clients. We review our net income to measure our performance, identify trends affecting our business; establish our budgets, measure the effectiveness of sales and marketing, and determine our operational performance.

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	For the years ended September 30,				Changes
	2024 USD	% to Revenue	2023 USD	% to Revenue	USD	%
Marketing Campaigns	1,397,391	49.83	704,004	17.75	693,387	98.49
Media Placements	206,411	7.36	185,153	4.67	21,258	11.48
Media Rebates	1,200,573	42.81	3,076,958	77.58	(1,876,385)	(60.98)
Total	2,804,375	100.00	3,966,115	100.00	(1,161,740)	(29.29)

During the fiscal year ended September 30, 2024, we recorded revenue of approximately $2,800,000, representing a decrease of 29.29% from revenue of approximately $4,000,000 for the fiscal year ended September 30, 2023. The increase in revenue was mainly attributable to decreased revenue from our media rebates due to the progress of merger and acquisition of our major media placing platform.

Revenue derived from marketing campaigns was approximately $1,400,000 for the fiscal year ended September 30, 2024, compared with approximately $700,000 for the fiscal year ended September 30, 2023, representing an increase of 98.49%. This was due to our clients have spent higher to capture the market opportunities after the release of gathering prohibition after COVID-19. This was led by the overall economic resumption from 2023 was not reacted as expected so general public had a tendency to hold consumptions to prevent a sudden outbreak of COVID-19 again. Thus, our clients have tried to increase digital media spending a little bit higher to test reactions of the market.

Revenue derived from media placement, or agency fees, was approximately $206,000 for the fiscal year ended September 30, 2024, compared with approximately $185,000 for the fiscal year ended September 30, 2023, representing a slightly increase of 11.48%. We believe the cause of increase is in line with the cause of marketing campaigns.

Revenue derived from media rebate was approximately $1,200,000 for the fiscal year ended September 30, 2024 compared with approximately $3,000,000 for the fiscal year ended September 30, 2023, representing a decrease of 60.98%. The decrease was mainly our co-operation third-party media platforms have outsourced a segment of digital media spendings to be spent under our contract with digital media in 2024. It is also a trend that media spending pattern for SMEs have been shifted to more digital social media focus.

Cost of Revenues

	For the years ended September 30,				Changes
	2024 USD	% to Revenue	2023 USD	% to Revenue	USD	%
Marketing Campaigns	852,354	72.83	364,327	21.93	488,027	133.95
Media Placements	-	-	-	-	-	-
Media Rebates	318,019	27.17	1,296,983	78.07	(978,964)	(75.48)
Total	1,170,373	100.00	1,661,310	100.00	(490,937)	(29.55)

Cost of Revenues for the fiscal year ended September 30, 2024 decreased to approximately $1,170,000 compared with approximately $1,661,000 for the previous fiscal year. The decrease was mainly because of the decrease of our media rebates earned from our own clients and channel agents in 2024.

Cost of Revenues for marketing campaigns was approximately $852,000 for the fiscal year ended September 30, 2024, compared with approximately $364,000 for the fiscal year ended September 30, 2023, representing an increase of 133.95%. The increase was mainly associated with an increase outsourced services of our business in 2024.

Cost of Revenues for media placement was recognized netted that no media buying costs were accounted for.

Cost of Revenues for media rebates was approximately $318,000 for the fiscal year ended September 30, 2024, compared with approximately $1,297,000 for the fiscal year ended September 30, 2023, representing a decrease of 75.48%. The decrease was primarily the result of the decrease of revenue from media rebates.

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Other Income, net

	For the years ended September 30		Changes
	2024	2023	Amount	%
Interest income	$1,980	$1,308	$672	51.38
Government subsidy	-	16,934	(16,934)	(100.00)
Sundry (expenses) incomes	(21,859)	518	(22,377)	(4,319.88)
Interest expenses	(197,353)	(21,652)	(175,701)	811.48
Exchange (loss) gain	(3,713)	4,773	(8,486)	(177.79)
Total	$(220,945)	$1,881	$(222,826)	(11,846.15)

Interest expense primarily was paid on loans we obtained from banks and accrued for promissory notes. Interest expense increased by approximately $176,000, or approximately 8 times, from approximately $22,000 for the fiscal year ended September 30, 2023 to approximately $197,000 for the fiscal year ended September 30, 2024, which was mainly attributable to an increase of $115,844 in average outstanding borrowings from banks and an increase in promissory notes of $700,000.

Operating Expenses

	For the years ended September 30		Changes
	2024	2023	Amount	%
Operating Expenses
Marketing Expenses	$213,063	$16,835	$196,228	1,165.60
General and Administrative Expenses	1,314,716	1,205,670	109,046	9.04
Total	$1,527,779	$1,222,505	$305,274	24.97

Marketing expenses for the fiscal year ended September 30, 2024 were approximately $213,000 compared with approximately $17,000 in 2023, representing 12 times increase. Such an increase was mainly attributable to the increased marketing spendings during the year.

Our general and administrative expenses primarily consist of payroll and welfare expenses, depreciation, share of expenses for office rentals and back office supports, travel and entertainment expenses, consulting and professional service fees. General and administrative expenses increased by approximately $109,000 or 9.04%, from approximately $1,206,000 for the fiscal year ended September 30, 2023, to approximately $1,315,000 for the fiscal year ended September 30, 2024.

The increase in general and administrative expenses was primarily the result of the following:

	2024	2023	Changes
	(USD)	(USD)	Amount	%
GENERAL AND ADMINISTRATIVE EXPENSES
GENERAL AND ADMINISTRATIVE EXPENSES
Salaries and allowance	$789,610	$560,575	$229,035	40.86
Legal and professional fee	135,793	125,445	10,348	8.25
Mandatory provident fund	33,718	23,105	10,613	45.93
Operating expenses and others	178,192	249,418	(71,226)	(28.56)
GENERAL AND ADMINISTRATIVE EXPENSES - RELATED PARTY	177,403	247,127	(69,724)	(28.21)
Total	$1,314,716	$1,205,670	$109,046	$9.04

The increase in salary and allowance and mandatory provident fund was primarily due to the increase in headcount. The decrease in the related party expenses is the result of the decrease in the management fee paid to Vizz Technology Limited from $153,237 for the fiscal year ended September 30, 2023 to $76,798 for the fiscal year ended September 30, 2024.

Net (Loss) Income

	For the years ended September 30		Changes
	2024	2023	Amount	%
Net (Loss) Income	$(165,103)	$1,060,906	$(1,226,009)	(115.56)

As a result of the foregoing, we reported a net loss of approximately $165,000 for the fiscal year ended September 30, 2024, as compared with a net income of approximately $1,061,000 for the fiscal year ended September 30, 2023.

Capital Structure and Liquidity

	As of September 30		Changes
	2024	2023	Amount	%
Total MediaOn Group Inc. Shareholders’ Deficit	$1,934,807	1,759,551	$175,256	9.96
Less: Non-controlling Interest	579	-	579	100.00
Total Shareholders’ Deficit	$1,934,228	$1,759,551	$174,677	9.93

As of September 30, 2024, our total shareholders’ deficit increased by 9.93% to approximately $1,934,000 compared with total shareholders’ deficit approximately $1,760,000 as of September 30, 2023. The increase was primarily due to the net loss during the year ended September 30, 2024.

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The MediaOn Group Inc. Shareholders’ Deficit includes share capital, additional paid-in capital, accumulated deficit and accumulated other comprehensive losses. It is computed by deducting a firm’s overall liabilities from its total assets without minority interest.

	As of September 30				Changes
	2024	%	2023	%	Amount	%
Non-current Assets	$1,960,395	61.97	$3,016,304	60.12	$(1,055,909)	(35.01)
Current Assets	$1,203,133	38.03	2,000,850	39.88	(797,717)	(39.87)
Total Assets	$3,163,528	100.00	$5,017,154	100.00	$(1,853,626)	(36.95)

	As of September 30				Changes
	2024	%	2023	%	Amount	%
Non-current Liabilities	$1,734,852	34.03	$3,480,729	51.36	$(1,745,877)	(50.16)
Current Liabilities	3,362,904	65.97	3,295,976	48.64	66,928	2.03
Total Liabilities	$5,097,756	100.00	$6,776,705	100.00	$(1,678,949)	(24.78)

Total assets amounted to approximately $3,164,000 as of September 30, 2024, compared with approximately $5,017,000 as of September 30, 2023, representing a 36.95% decrease. Current assets amounted to approximately $1,203,000 as of September 30, 2024, compared with approximately $2,001,000 as of September 30, 2023. Current liabilities were approximately $3,363,000 in the year ended September 30, 2024, compared with approximately $3,296,000 in the year ended September 30, 2023. The current ratio in 2024 was 0.36, compared with 0.61 in 2023. The current ratio represents current assets divided by current liabilities and is a liquidity ratio used to measure a company’s ability to pay short-term obligations or those liabilities that are due within one year.

	As of September 30,		Changes
	2024	2023	Amount	%
Current Assets	$1,203,133	$2,000,850	$(797,717)	(39.87)
Current Liabilities	3,362,904	3,295,976	66,928	2.03
Working Capital (deficit)	$(2,159,771)	$(1,295,126)	$(864,645)	(66.76)

As of September 30, 2024, our working capital deficit was approximately $2,160,000 compared to working capital approximately $1,295,000 as of September 30, 2023. Our working capital needs are influenced by the size of our operations, the volume, dollar value, and performance of our sales contracts, and the timing for collecting accounts receivable and media deposits and repayment of accounts payable.

As of to date, we have financed our operations primarily through cash flow from operations and loans from our shareholders and bank financing when necessary. We plan to support our future operations from new funding raised from this offering, cash generated from our operations and cash on hand.

We believe that our current cash and cash equivalents, together with the borrowing capacity under our revolving credit facilities and the term loan facility and anticipated proceeds from this offering will be sufficient to meet our anticipated working capital requirements and capital expenditures for the 12 months following this offering. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed our available financial resources, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating and financial covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us.

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Contractual Obligations

As of September 30, 2024, our contractual obligation to repay outstanding bank borrowings and loans from related parties totaled approximately $1,228,000 and approximately $1,557,000, respectively. As of September 30, 2023, our contractual obligation to repay outstanding bank borrowing and loans from related parties totaled approximately $1,103,000 and approximately $2,952,000, respectively.

We share offices with our shareholder through a management contract that we do not have any finance leases as defined in ASC Topic 842.

The following table summarizes our cash flow data for the periods presented:

	For the years ended September 30,
	2024	2023
Net cash (used in) provided by:
Operating activities	$(960,540)	$(118,582)
Investing activities	(6,194)	(5,419)
Financing activities	479,422	409,669
Effect of foreign currency translation	24,929	891
Net increase in cash and cash equivalents	(462,383)	286,559
Cash and cash equivalents, beginning of year	649,067	362,508
Cash and cash equivalents, end of year	$186,684	$649,067

Operating Activities

Net cash used in operating activities consists primarily of net income adjusted for non-cash items, including depreciation, accounts receivable, accruals and other payables, and is adjusted for the impact of changes in working capital. Net cash used in operations for the September 30, 2024 was $960,540, representing an increase in cash outflows of $841,958 compared to net cash used in operating activities of $118,582 for the year ended September 30, 2023. The increase in such cash outflows is mainly attributable to (a) a decrease in amount due to directors of $1,755,353; (b) a decrease in accounts payable of $987,301; (c) an increase in amount due to related parties of $345,272; (d) a decrease in lease liabilities of $227,214; (e) an increase in interest payable to promissory notes of $131,260; (f) a decrease in deferred revenue of $52,105; and (g) a decrease in accruals and other payable $22,016.

We do not believe we have a material collection risk under our business model that will have a negative impact on collectability. Our business has continued to grow and the demand for our services has been increasing. We believe that the outstanding balance of accounts receivable will be collected within the credit terms.

Investing Activities

Net cash used in investing activities amounted to $6,194 and $5,419 for the years ended September 30, 2024 and 2023, respectively, representing purchase of plant and equipment.

Financing Activities

Net cash provided by financing activities was $479,422 for the year ended September 30, 2024, an increase in financing cash inflows of $69,753, as compared to $409,669 net cash provided by financing activities for the year ended September 30, 2023. The increase in cash provided by financing primarily reflects (a) a repayment of bank borrowings of $255,346 being offset by proceeds from new bank borrowings of $371,190; and (b) proceeds from promissory notes of $700,000; and (c) an increase in deferred IPO costs of $336,422.

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OFF-BALANCE-SHEET ARRANGEMENTS

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support or that engages in leasing, hedging, or research and development services with us.

INFLATION

Inflation does not materially affect our business or the results of our operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires the Company to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenues and expenses, to disclose contingent assets and liabilities on the dates of the consolidated financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting periods. The most significant estimates and assumptions include the valuation of accounts receivable, useful lives of property and equipment and intangible assets, recoverability of long-lived assets, provisions necessary for contingent liabilities, and revenue recognition. We continue to evaluate these estimates and to make assumptions that we believe are reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates as a result of changes in our estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this prospectus reflect the more significant judgments and estimates used in preparing our consolidated financial statements.

The following critical accounting policies were used in preparing our consolidated financial statements:

Basis of presentation and principle of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

These consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Foreign currency translation

The accompanying audited consolidated financial statements are presented in United States dollar (“$”). The functional currency of the Company is Hong Kong dollar (“HK$”). MOHK’s statement of operation and balance sheet are translated into $ from HK$ at HK$7.8127=$1.0 for statement of operation and at HK$7.7693=$1.0 for balance sheet for the fiscal year 2024 and at HK$7.831=$1.0 for statement of operation and at HK$7.8308=$1.0 for balance sheet for the fiscal year 2023.

Our reporting currency is U.S. Dollars (“US$”). We determine the functional currency of each of our international subsidiaries and their operating divisions based on the primary currency in which they operate. In cases where the functional currency is not US$, we recognize a cumulative translation adjustment created by the different rates we apply to current period income or loss and the balance sheet. For each subsidiary, we apply the average functional exchange rate to its income or loss and the year-end functional exchange rate to translate the balance sheet.

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Use of estimates

The preparation of the audited consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the audited consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

Significant accounting estimates required to be made by management which reflected in the Company’s consolidated financial statements include the useful lives of property and equipment, the collectability of accounts, and fair value of long-lived assets, the discount rate of leases, and uncertain tax position.

The Company evaluates its estimates and assumptions on an ongoing basis and its estimates on historical experience, current and expected future conditions and various other assumptions that management believes are reasonable under the circumstances based on the best information available to management at the time these estimates and assumptions are made. However, actual results could differ from these estimates.

Cash

The Company considers cash and bank deposits primarily of cash in accounts held at a financial institution.

Leases

The Company adopted ASU No. 2016-02 — Leases (Topic 842) since September 30, 2021, using a modified retrospective transition method permitted under ASU No. 2018-11. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. The Company evaluates the contracts it enters into to determine whether such contracts contain leases at inception. A contract contains a lease if the contract conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. At commencement, contracts containing a lease are further evaluated for classification as an operating or finance lease where the Company is a lessee.

Operating Leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lease as an operation lease. Operating leases are included in the line items right-of-use (“ROU”) asset, lease liabilities in current and non-current in the consolidated balance sheet.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. For operating leases, the Company measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The Company measures ROU assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Company begins recognizing lease expense when the lessor makes the underlying asset available to the Company. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

For leases with lease term less than one year (short-term leases), the Company has elected not to recognize a lease liability or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of operations and cash flows.

In considering the accounting implications of a facility the Company subleased a property to an independent third party with verbal agreement with landlord, the Company determined that it would be inappropriate to de-recognize the sublease based on the guidance in ASC 842-20-40-3, since the Company was not relieved of the Company’s primary obligation under the original lease when we assigned it to the independent third party. As such, the Company did not consider this to be a termination of the lease, and instead, the Company separately accounts for the original lease and sublease. As a result, and after assessing the recoverability of the related ROU asset, there was no change to our Operating lease assets or liabilities as a result of the assignment of this lease, and the Company continued to account for the lease as an operating lease in accordance with ASC 842-20-35-14.

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Deposits and prepayments

The Company makes a deposit payment to suppliers for the procurement of products and services. Upon physical receipt and inspection of products or provision of services from suppliers, the applicable amount is recognized from deposits and prepayments to cost of revenues.

Deferred IPO costs

Deferred IPO costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the Initial Public Offering and that were charged to shareholders’ equity upon the completion of the Initial Public Offering. As of September 30, 2024 and September 30, 2023, the Company had deferred IPO costs of $338,301 and $nil, respectively.

Plant and equipment, net

Plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided over their estimated useful lives, using the straight-line method. The Company typically applies a salvage value of 0%. The salvage value, the useful life of assets, and methods of depreciation are reviewed at the end of each fiscal year, and adjusted prospectively, where applicable. The Company reviewed the useful life of property, plant and equipment in 2024 and no significant changes were deemed necessary. The estimated useful lives of the plan and equipment are as follows:

Furniture and fixtures	3-5 years
Office equipment	3-5 years
Computer equipment	3-5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts, and any gain or loss are included in the Company’s results of operations. The costs of maintenance and repairs are recognized as incurred; significant renewals and betterments are capitalized.

Accounting for the impairment of long-lived assets

The Company annually reviews its long-lived assets for impairment or whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Impairment may become obsolete from a difference in the industry, introduction of new technologies, or if the Company has inadequate working capital to utilize the long-lived assets to generate adequate profits. Impairment is present if the carrying amount of an asset is less than its expected future undiscounted cash flows.

If an asset is considered impaired, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the asset. Assets to be disposed of are reported lower the carrying amount or fair value fewer costs to selling.

The Company did not account for impairment of long-lived assets for the years ended September 30, 2024 and 2023.

Commitments and contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The majority of these claims and proceedings related to or arise from commercial disputes. The Company first determine whether a loss from a claim is probable, and if it is reasonable to estimate the potential loss. The Company accrues costs associated with these matters when they become probable, and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Also, the Company disclose a range of possible losses, if a loss from a claim is probable but the amount of loss cannot be reasonably estimated, which is in line with the applicable requirements of Accounting Standard Codification 450. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

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Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Revenue recognition

The Company follows the rules and guidance set out under ASC 606, Revenue from Contracts with Customers (“ASC 606”), when recognizing revenue from contracts with customers. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods recognized as performance obligations are satisfied. In accordance with ASC 606, revenues are recognized when the Company satisfies the performance obligations by delivering the promised goods to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods. The following five steps are applied to achieve that core principle:

Step 1:	Identify the contract with the customer
Step 2:	Identify the performance obligations in the contract
Step 3:	Determine the transaction price
Step 4:	Allocate the transaction price to the performance obligations in the contract
Step 5:	Recognize revenue when the company satisfies a performance obligation.

Revenue is primarily derived from: 1) media placements – for search engines and social media; 2) media rebates; and 3) marketing campaigns, which includes, but not limited to, i) online and offline marketing events; ii) search engine optimizations (SEO); iii) contents creative design and production; iv) web-site designs and maintenances; v) social media listening tools; vi) media placement execution supports; and vii) traditional TV commercials and outdoor billboards.

For revenue arrangements with multiple distinct performance obligations, services promised in the contract are highly interrelated with each other and it’s not separately identifiable from other promises in the contract. Therefore, all goods and services in the contract are exclusively accounted for as a single performance obligation.

The Company evaluates if it is a principal or an agent in a transaction to determine whether revenue should be recorded on a gross or net basis. The Company is acting as the principal if it obtains control over the goods and services before they are transferred to customers. Generally, when the Company is primarily obligated in a transaction, is subject to inventory risk, has latitude in establishing prices, or has several but not all of these indicators, the Company acts as the principal and revenue is recorded on a gross basis. Generally, when the Company is not primarily obligated in a transaction, does not bear the inventory risk and does not have the ability to establish the price, the Company acts as the agent and revenue is recorded on a net basis.

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1.

Media Placement

We offer media planning, potential media spendings and performance services to our customers. The media placements are operated by our suppliers, and we act as an agent in these transactions. The commissions and any related fulfillment fees we earn from these arrangements are recognized when the services are rendered, which generally occurs upon the media placement occurred to the customers.

2.

Media Rebates

We earn the revenue from the suppliers when the total amount generated from media placements achieves the certain amount agreed by the suppliers and us. Our progressive media rebates on the basis of media spendings starting from 20% and up to 30%. Variable consideration for our media businesses includes rebate revenue and is recognized when it is probable that the media will be run, including when it is not subject to cancellation by the client. Performance incentives are typically recognized in revenue over time.

3.

Marketing Campaigns

Marketing Campaigns include, but not limited to, i) online and offline marketing events; ii) search engine optimizations (SEO); iii) contents creative design and production; iv) web-site designs and maintenances; v) social media listening tools; vi) media placement execution supports; and vii) traditional TV commercials and outdoor billboards.

Revenue, related to ongoing services for marketing such as search engine optimizations (SEO), web-site designs and maintenances, social media listening tools, is recognized over time as services are provided.

Revenue, related to online and offline marketing events, media placement execution supports, traditional TV commercials and outdoor billboards, and contents creative design and production, is recognized upon completion of services.

Cost of revenues

Cost of revenues consist primarily of costs associated with the arrangements with media platforms. These mainly include costs related to inhouse creative and production of contents, channel agents’ share of rebate, etc. Cost of revenues also include actual product costs paid to suppliers and the cost of transportation to the Company’s customers.

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Accounts receivable, net

Accounts receivable, net includes amounts billed under the contract terms, normally 30 days. The amounts are stated at their net realizable value. The Company considers several factors in its estimate of the allowance, including knowledge of a client’s financial condition, its historical collection experience, and other factors relevant to assessing the collectability of such receivables. Bad debts are written off against allowances. The Company maintains an allowance for expected credit loss to provide for the estimated number of receivables that will not be collected.

Deferred revenue

Deferred revenue includes amount billed to customer with receipts for which the aforementioned revenue recognition criteria have not yet been met.

Deferred revenue is mainly unearned revenue related to direct media services, support services and events. Normal expected delivery period for our obligations is about 3 months. During the years ended September 30, 2024 and 2023, we recognized $149,555 and $200,365 of unearned revenue, respectively.

Expected credit loss

ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The Company adopted the new standard effective October 1, 2021, the first day of the Company’s fiscal year and applied to accounts receivable and other financial instruments. The adoption of this guidance did not materially impact the net earning and financial position and has no impact on the cash flows.

Advertising

All advertising costs are expensed as incurred.

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Retirement benefits

Retirement benefits in the form of mandatory government-sponsored defined contribution plans (Mandatory Provident Fund) are charged to either expense as incurred or allocated to wages as part of cost of revenues.

Government subsidy

Government subsidy for the purpose of giving immediate financial support to the Company with no future related costs or obligation is recognized upon receipt in the Company’s consolidated statements of income (loss) and comprehensive income (loss).

For the years ended September 30, 2024 and 2023, the Company received government subsidies income amounted to $nil and $16,934, respectively from the Hong Kong Government, and was included in other income of the consolidated statements of income and comprehensive income.

Income taxes

The Company recognizes deferred income tax assets or liabilities for expected future tax consequences of events recognized in the audited consolidated financial statements or tax returns. Under this method, deferred income tax assets or liabilities are determined based upon the difference between the audited consolidated financial statement and income tax bases of assets and liabilities using enacted tax rates expected to apply when the differences settle or become realized. Valuation allowances are provided when it is more likely than not that a deferred tax asset is not realizable or recoverable in the future.

The Company determines that the tax position is more likely than not to be sustained and records the largest amount of benefit that is more likely than not to be realized when the tax position is settled. the Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense.

Comprehensive income (loss)

The Company presents comprehensive income (loss) in accordance with ASC Topic 220, Comprehensive Income. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in the consolidated financial statements. The components of comprehensive income (loss) were the net income for the years and the foreign currency translation adjustments.

Income/(Loss) per share

The Company computes income/(loss) per share following ASC Topic 260, “Earnings per share.” Basic income/(loss) per share is measured as the income/(loss) available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted loss per share presents the dilutive effect on a per-share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive impacts of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warranties are computed using the treasury stock method. Potentially anti-dilutive securities (i.e., those that increase income per share or decrease loss per share) are excluded from diluted income/(loss) per share calculation. There were no potentially dilutive securities that were in-the-money that were outstanding during the years ended September 30, 2024 and 2023.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company had three operating and reportable segments during the years presented as set out in Note 14.

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Financial instruments

The Company’s financial instruments, including cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, amounts due from (to) related parties, promissory notes payable and bank and other loans, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures” requires disclosing the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments” defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the audited consolidated balance sheets for cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, amounts due from (to) related parties, promissory notes payable and bank and other loans each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 – inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

●	Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and information that are observable for the asset or liability, either directly or indirectly, for substantially the financial instrument’s full term.

●	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Recent accounting pronouncements

Effective October 1, 2021, the Company adopted ASU 2021-10, Government Assistance (Topic 832), Disclosures by Business Entities About Government Assistance, which requires entities to provide disclosures on material government assistance transactions for annual reporting periods. The disclosures include information around the nature of the assistance, the related accounting policies used to account for government assistance, the effect of government assistance on the entity’s financial statements and any significant terms and conditions of the agreements, including commitments and contingencies. The adoption of this standard did not have an impact on the consolidated financial statements.

In June 2022, the FASB issued ASU No. 2022-03, “Fair Value Measurements (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions,” which clarifies and amends the guidance of measuring the fair value of equity securities subject to contractual restrictions that prohibit the sale of the equity securities. The guidance will be effective for fiscal years beginning after December 15, 2023 and interim periods within those fiscal years. The Company does not expect the adoption to have a material impact on the consolidated financial statements.

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07), which requires that an entity disclose significant segment expenses impacting profit and loss that are regularly provided to the chief operating decision maker. The update is required to be applied retrospectively to prior periods presented, based on the significant segment expense categories identified and disclosed in the period of adoption. This ASU guidance is effective for our financial reports on this prospectus for the year ended September 30, 2024, and subsequent interim periods, with early adoption permitted.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (ASU 2023-09), which requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, this ASU requires certain disclosures of state versus federal income tax expense and taxes paid. This ASU is effective for our Annual Report on Form 20-F for the year ended September 30, 2025, with early adoption permitted. The Company does not expect the adoption of ASU 2023-09 to have a material impact on its financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures”. The ASU requires disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The amendments require that at each interim and annual reporting period an entity: (1) disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil and gas-producing activities (“D&A”) (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in 1 (e), (2) include certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements, (3) disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and (4) disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. An entity is not precluded from providing additional voluntary disclosures that may provide investors with additional decision-useful information. The ASU is effective for annual periods beginning after December 15, 2026, and interim report periods beginning after December 15, 2027. Early application of the amendment is permitted. The ASU should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to any or all prior periods presented in the financial statements. The Corporation is evaluating the effect that ASU 2024-03 will have on its consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s audited consolidated balance sheets, statement of operations and comprehensive loss and statement of cash flows.

EXPOSURE TO FLUCTUATIONS IN EXCHANGE RATES AND RELATED HEDGES

Our exposure to foreign currencies mainly arises from trade receipts from overseas clients. To mitigate the potential impact of currency fluctuations, we closely monitor our foreign currency exposures and use suitable hedging instruments when necessary. No foreign currency hedge contract was entered during 2021. As of September 30, 2024 and September 30, 2023, we have no outstanding foreign currency hedge contracts.

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INTEREST RATE RISK EXPOSURE

The Company may be exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s bank borrowings and bank balances. The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arise.

CONTINGENT LIABILITIES

We have no material contingent liabilities as of September 30, 2024 and September 30, 2023.

EMPLOYEE INFORMATION AND REMUNERATION POLICY

As of the date of this prospectus, we have 23 employees (as of September 30, 2024: 23). Staff costs, including directors’ emoluments, amounted approximately to $790,000 for the year ended September 30, 2024, approximately $561,000 for the year ended September 30, 2023. Our remuneration policy is basically determined by the performance of individual employees. In general, salary reviews are conducted annually. Staff benefits, including medical coverage and retirement accounts, are also provided to employees. Commission is granted to Sales and Business Development team and Project Management team members if certain criteria are met.

Industry Information

Having described that barriers of entry of our industry are relatively low. We are facing competition from numerous small players in the industry which may be as small as sole propriety or companies. According to research being conducted by the Hong Kong Trade Development Council in May 2023, there are more than 3,700 marketing service establishments, both online and offline in Hong Kong.

We believe our competitors with similar business in Hong Kong region shall be Guru Online and iClick. Guru Online is a public company in Hong Kong and iClick is a Nasdaq traded company.

Our Competitive Strengths

We believe that the following competitive strengths contribute to our success and set us apart from our competitors:

●	Comprehensive Service Offerings: Our comprehensive service offerings allow clients to access a diverse set of solutions from a single trusted partner. This integrated approach sets us apart from competitors who may offer limited services.

●	Tailor-made Solutions: We understand that every business is unique, and we tailor our strategies to meet the specific needs and challenges of each client.

●	Strong Network and Partnerships: We have strong client relationships that allow us to access top-quality resources, negotiate favorable rates, and deliver high-quality services to our clients.

●	Track Record of Success: We have a proven track record of delivering successful events and campaigns for a diverse range of satisfied clients.

●	Global Reach: We have a global network of partners and resources, enabling us to support clients in expanding their reach and achieving international success.

●	Low Turnover rate of Senior Staff: Our senior staff is experienced and with an average of working life with us for more than 7 years. We believe this can help build customers’ confidence in us.

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Our Growth Strategy

Our goal is to help clients and brands maximize their presents by establishing and managing one of the leading online media networks in Hong Kong and China. Accomplishing this goal depends on the following strategies:

●	Expand Service Offerings: Exploring opportunities in emerging digital marketing channels, such as influencer marketing or virtual events, to diversify our offerings and capture new market segments;
●	Geographic Expansion: Targeting new regions or countries allows us to tap into new customer bases and leverage our expertise in different markets;
●	Strategic Partnerships and Acquisitions: Partnering with companies that offer synergistic services or have access to untapped markets, we can expand our capabilities and market reach. Acquisitions can also provide opportunities to integrate new talent, technologies, or client portfolios into our business;
●	Invest in Technology and Innovation: Investing in research and development to enhance our technological capabilities, leverage data analytics and AI-driven solutions, and explore emerging technologies such as virtual reality or augmented reality;
●	Enhance Marketing and Branding Efforts: A strong marketing and branding strategy is essential for growth. By effectively communicating our unique value proposition and differentiating ourselves from competitors, we can attract new clients and strengthen existing relationships; and
●	Continuous Learning and Development: Investing in employee training, industry certifications, and staying updated on industry trends allows us to offer the latest solutions and maintain a knowledgeable and skilled team.

Our Challenges

Our ability to execute our strategies and realize our vision is subject to risks and uncertainties that could impede our progress in the following key areas:

●	Maintaining our relationships with our business Brands, Partners and Vendors;
●	Generating and maintaining sufficient net cash inflows through our operating activities;
●	Attracting new clients, retaining existing clients, and deepening client relationships;
●	Improving our services to keep pace with rapidly changing demands, preferences, marketing trends, and technologies in marketing industry;
●	Enhancing cooperation with different partners;
●	Expanding and operating our business to encompass additional Asian countries;
●	Expanding our business in East Asia;
●	Innovating and growing new service offerings;
●	Recruiting and retaining talented and passionate supporting employees; and
●	Timing and resources in adopting and developing new technology into marketing services;

We also face additional challenges, risks, and uncertainties that could materially and adversely affect our business, financial condition, results of operations, and prospects. The section on “Risk Factors” (pages 16–37) provides a more detailed discussion of the risks associated with investing in our shares.

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HISTORY AND CORPORATE STRUCTURE

Corporate Structure

Our Company was incorporated in the Cayman Islands on March 20, 2024 under the Companies Act as an exempted company with limited liability. The authorized share capital of the Company is US$[40,000] divided into [300,000,000] Class A Ordinary Shares of a par value of US$0.0001 each, and [100,000,000] Class B Ordinary Shares of a par value of US$0.0001each. Class B Ordinary Shares are entitled to ten (10) votes per share. Class A Ordinary Shares are entitled to one (1) vote per share.

Following incorporation of our Company, our Class A Ordinary Shares is held by Rich Choice Ventures Limited, Meta World Group Limited, Distinctive Idea Enterprise Limited, and Magic Summit Ventures Limited as to approximately 5.0%, 5.0%, 3.0% and 4.5% of the issued share capital of our Company, respectively. All of our Class B Ordinary Shares, approximately 82.5% of the issued share capital of our Company is owned by Tech Vision Investments Limited.

Organization Chart

The following chart summarizes our corporate structure upon completion of this offering (assuming the underwriter does not exercise its over-allotment option):

MEDIAON GROUP INC. (the “Company”)

Organization Chart (After Offering)

Hong Kong Operating Subsidiaries

MediaOn Limited (“MOHK”)

On July 27, 2011, MOHK was incorporated as a limited company in Hong Kong pursuant to the Companies Ordinance. MOHK is principally engaged in the advertising media services. As part of a group reorganization effective on July 29, 2024, MOHK became an indirect wholly-owned subsidiary of our Company.

Mosaic Creative Company Limited (“Mosaic”)

On August 27, 2024, Mosaic was incorporated as a limited company under the laws of Hong Kong with a 55% shareholding by MediaOn. Mosaic is principally engaged in content creation for online media and short video streams. As a group reorganization was effective on July 29, 2024, Mosaic became an indirect 55% controlled subsidiary, with the remaining 45% of shares owned by CHOY, Lap Pong Justin.

More restructuring information was described in accompany Note 1 of accompanying financial statements.

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Key Milestones

The key milestones in the development of our Group are highlighted chronologically below:

Year	Milestones

2011	MOHK Founded focusing on content management, media platforms and marketing services of key global search engines.

2012	Team members expanded from 8 to 20 staff including business development, marketing and editor partnership with global search engines on reselling advertisement and operating advertisement network monetization

2013	Established influencer Market Intelligence Platform WeShare.hk

2014	WeShare.hk, won Best.hk Website Awards & HSBC Youth Business Award Operating over 10 Media Content Platforms to facilities client’s influencer’s marketing campaign Diversify marketing services from search engines to social media on content management, influencer campaign and advertisement placement

2015	MOHK established a joint venture with Taiwan top parenting platform Mamibuy in Hong Kong

2016 -2021	MOHK well established a marketing services agency position offering comprehensive services from online to offline (O2O), from branding, creative to ad placement

2022 - Present	● Establish a social listening platform – Soda Insight

● Further expand the marketing service scopes to event organizing, production, video and animation, and AI creative marketing

● Joint-Venture with Mosaic and Common People & Production Limited (subsequent event to the fiscal year ended September 30, 2024) to further expand the market penetration

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INDUSTRY OVERVIEW

All the information and data presented in this section have been derived from Frost & Sullivan Limited (“Frost & Sullivan”)’s industry report commissioned by us entitled “Hong Kong and Asia Pacific Marketing Services Market Study” dated April 11, 2025 (the “Frost & Sullivan Report”) unless otherwise noted. Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

OVERVIEW OF MARKETING SERVICES MARKET IN HONG KONG

Definition and Classification

Marketing Services are professional services provided by marketing agencies that help businesses (clients) to develop and implement strategies to effectively promote their products, services, or brand to their target audience both online and offline. These services focus on communicating the client’s value to customers through various channels and touchpoints. The main objective of marketing services is to help businesses attract, retain, and grow their customer base by understanding their needs, preferences, and behaviors, and creating tailored marketing strategies to reach them effectively. These services can be divided into two main categories: digital marketing and offline marketing.

Source: The Frost & Sullivan Report

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Value Chain

Source: The Frost & Sullivan Report

In the upstream, marketing software providers, data management platforms (DMPs), and third-party consumer data providers supply the necessary tools, technologies, and data insights that form the foundation of modern marketing campaigns. Marketing software providers develop and offer a wide range of solutions, such as marketing automation software, analytics tools. DMPs, on the other hand, focus on collecting, storing, and analyzing vast amounts of audience data from various sources. Third-party consumer data providers complement these efforts by gathering, analyzing, and supplying valuable market research and consumer insights.

Midstream marketing services companies develop compelling visual, audio, and written content, formulating online strategies leveraging online channels such as search engines, social media, and email and organize and execute promotional events, product launches, and experiential marketing initiatives. The Group is engaged in the provision of marketing services in the midstream of the value chain. Media Owners, such as websites, social media platforms, television networks, and print publications, are the entities that own and operate the channels where advertising content is displayed, while demand side platforms are platforms that enable advertisers and agencies to buy advertising inventory from multiple sources and supply side platforms are platforms that help media owners manage and sell their advertising inventory to potential buyers.

Brand owners are companies that operate across various industries, such as fast-moving consumer goods (FMCG), electronics, fashion, and finance, and utilize the services provided by the midstream players to promote their products or services. These brand owners work closely with marketing services companies to develop and implement marketing strategies that effectively communicate their brand message, engage their target audience, and drive sales. Consumers are the target audience for marketing campaigns and are exposed to a wide range of marketing messages across various channels, including online, offline, and experiential touchpoints.

Market Size of Online Marketing Services

The market size of online marketing services in Hong Kong has experienced significant growth in recent years, driven by factors such as high internet and mobile penetration rates, increasing digital ad spending, and a growing e-commerce market. The market size of online marketing services in Hong Kong has increased from HKD2,033.7 million in 2019 and further increased to HKD3,526.2 million by 2024, representing a CAGR of approximately 11.6% during 2019 to 2024. The growth is projected to continue, with the market size expected to reach HKD4,699.1 million by 2029, indicating a CAGR of approximately 5.7% during 2025 to 2029. The ongoing shift in consumer behavior towards digital channels and the increasing adoption of online marketing strategies by businesses in Hong Kong are expected to drive the continued expansion of the online marketing services market in the coming years.

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Source: The Frost & Sullivan Report

Market Size of Offline Marketing Services

In 2020, the restrictions on public gatherings and events, as well as the overall economic downturn, led to a decline in demand for offline marketing services. Despite these challenges, the market has recovered and reached HKD2,395.6 million by 2024, representing a CAGR of approximately 3.8% from 2019 to 2024. As the economy recovers and businesses adapt to the post-pandemic landscape, the offline marketing services market is expected to continue growing, albeit at a slower pace compared to the online segment. . By 2029, the market size is projected to reach HKD 2,771.7 million, with a CAGR of approximately 2.8% between 2025 and 2029. Despite the shift towards digital channels, the demand for events, expos, and outdoor displays is still growing, indicating that offline marketing services continue to play a significant role in the overall marketing mix in Hong Kong.

Source: The Frost & Sullivan Report

Market Drivers Analysis

Continuous Adoption of Search Engine Optimization (SEO) in Marketing Strategy: SEO remains a foundational market driver in Hong Kong’s marketing services market, as businesses recognize the importance of organic search traffic in driving website visits, generating leads, and converting customers. In Hong Kong’s highly competitive online landscape, a strong SEO strategy is essential for businesses to stand out and attract qualified traffic. As AI and machine learning advance, SEO in Hong Kong is expected to become more sophisticated, emphasizing high-quality, relevant content that meets the growing importance experience, expertise, authoritativeness, and trustworthiness. The increasing adoption of voice search and local search will also drive demand for specialized SEO services, such as optimizing content for natural language queries and improving visibility in local search results. Marketing service providers that offer comprehensive SEO solutions, combining technical expertise with content creation and local search optimization, will be well-positioned to help clients achieve sustainable growth through organic search traffic in the evolving Hong Kong market.

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Rising Incidence of Influencer Marketing: Hong Kong’s vibrant social media landscape, dominated by platforms including Instagram, Thread, Facebook, and YouTube, has given rise to a diverse array of local influencers across various niches. Businesses are increasingly partnering with these influencers to promote their products and services, leverage their credibility, and tap into their engaged communities. Influencer marketing has proven particularly effective in Hong Kong’s competitive retail, beauty, and lifestyle sectors. Marketing service providers that offer strategic influencer marketing solutions will be well-positioned to help clients capitalize on this rising trend in the dynamic Hong Kong market.

Conversion Advertisement and Dynamic Advertisements: The integration of promotions with conversion ads and dynamic ads has emerged as a powerful market driver in Hong Kong’s marketing services market. As businesses strive to maximize their online sales and ROI, they are increasingly leveraging these advanced advertising tools to deliver personalized, targeted promotions to high-intent consumers. Hong Kong’s tech-savvy population and high mobile penetration rate provide an ideal environment for these ads to be effective. By combining promotional offers with conversion-focused ad formats and dynamic, real-time ad personalization, businesses can drive higher click-through rates, lower cost-per-acquisition, and ultimately, boost their online sales. Marketing service providers in Hong Kong that can offer expertise in conversion ad optimization, dynamic ad creation, and promotional strategy will be well-positioned to help clients capitalize on this market driver and achieve their e-commerce goals in the competitive Hong Kong market.

Market Trend and Opportunities Analysis

Importance of Personalization in Reaching End Customers: Personalization has become a crucial market driver in Hong Kong’s marketing services market, fueled by the city’s tech-savvy consumers and robust digital infrastructure. Companies are leveraging vast consumer data from popular social media platforms such as Facebook and Instagram to deliver highly targeted marketing messages across multiple touchpoints. Personalization is particularly effective in Hong Kong’s competitive retail and hospitality sectors, helping brands stand out and build loyalty. However, the city’s stringent data privacy regulations require companies to ensure compliance and maintain customer trust. Marketing service providers that can offer innovative personalization solutions while navigating the regulatory landscape will be well-positioned to capitalize on this growing trend in the dynamic Hong Kong market.

Prevailing Video Content: The rise of video content has become a significant market driver in Hong Kong’s marketing services market. As consumers increasingly prefer video content, especially short-form videos on platforms like YouTube Shorts, Instagram posts and reels, as well as burgeoning platforms such as Xiaohongshu and TikTok, businesses are incorporating video into their marketing strategies to capture attention and drive engagement. Hong Kong’s high smartphone penetration rate and fast mobile internet speeds have further fueled the demand for mobile-friendly video content. Live-streaming and interactive video content have also opened up new avenues for real-time customer engagement. With video production becoming more accessible and cost-effective through technological advancements and AI-powered tools, marketing service providers that offer innovative video content solutions will be well-positioned to help clients stand out in the competitive Hong Kong market.

MarTech Continue to Evolve: Businesses in Hong Kong are leveraging MarTech solutions such as marketing automation platforms, data analytics tools, and AI-powered chatbots to optimize marketing efforts, improve customer engagement, and drive better results. The strong digital infrastructure and high adoption rate of mobile and online technologies in Hong Kong provides a conducive environment for MarTech to thrive. Marketing service providers that offer expertise in MarTech implementation, integration, and optimization will be well-positioned to help clients navigate this complex landscape and achieve their marketing goals in the dynamic Hong Kong market.

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Market Risk Analysis

Intensifying Market Competition: The digital marketing landscape in Hong Kong is highly competitive, with a large number of businesses and agencies competing for audience attention and market share across various platforms and channels. The crowded market poses significant challenges for players looking to establish a strong presence and differentiate themselves from competitors. Besides, some large corporates are constantly expanding their internal marketing team, which may also erode the market share of third party marketing services agency. In view of the intensifying market competition, agencies must focus on developing innovative, targeted, and cost-effective strategies that leverage their unique strengths and value propositions.

Fragmented Audience and Difficulty in Measuring Return on Investment (ROI): With a diverse population and a wide range of online platforms, reaching and engaging target audiences effectively can be a complex and resource-intensive task. Marketers must navigate a fragmented media landscape and develop strategies that cater to different audience segments across multiple channels. Additionally, demonstrating the ROI of digital marketing efforts can be challenging, particularly for businesses that lack the necessary tracking and analytics tools. To overcome these challenges, and agencies must invest in robust audience research, multi-channel strategies, and advanced analytics tools to effectively reach and engage their target audiences.

OVERVIEW OF MARKETING SERVICES MARKET IN ASIA PACIFIC

Market Size of Online Marketing Services

The market size of the online marketing service in Asia Pacific has increased at a compounded annual growth rate (“CAGR”) of 8.8% from US$136.4 billion in 2019 to US$207.8 billion in 2024, driven by the growing internet users base, rising middle class and digital consumption.

Looking forward, the mobile marketing segment, in particular, would continue to a catalyst for the growth. With over 80% of APAC’s internet users accessing the web via smartphones, mobile ad spend has surged exponentially. The economic growth is expected to stimulate consumer demand and prompt brands and distributors to invest more in retail sales and marketing services. The online marketing market in Asia Pacific is expected to grow at a CAGR of 7.6% between 2025 and 2029, reaching US$299.7 billion in 2029.

Source: The Frost & Sullivan Report

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Market Size of Offline Marketing Services

The market size of offline marketing services in Asia Pacific has increased at a CAGR of 4.8% from US$155.3 billion in 2019 to US$196.2 billion in 2024. The market size of offline marketing services decreased from 2020 to 2022 due to multiple interruptions of offline conventions and exhibitions and on-site sales activities caused by the Covid-19, particularly in the PRC. However, as offline marketing remains an important channel for companies to interact directly with consumers, build brand awareness and promote their products, the offline marketing activities were able to resume after the epidemic receded since 2023, and it is projected that the market size will grow steadily after 2023, from US$216.5 billion in 2025 to US$237.8 billion in 2029, with the CAGR of 2.4%.

Source: The Frost & Sullivan Report

Market Drivers and Trends Analysis

Growing Mobile Internet Users and Changing Customer Behavior: The number of mobile internet subscribers in Asia Pacific reached approximately 1.8 billion in 2023, marking a substantial growth6 compared to 700 million in 2015. This growth is attributed to the widespread adoption of smartphones. Countries like The PRC, India, and Indonesia have the contributed to the growth of digital consumer bases in the PRC. In line with the trend of rapid digitalization and increasing affordability of internet-enabled devices, there is an increase in use of internet and smartphone across Asia Pacific, which has increased the demand for online marketing services. In particular, due to the rise of mobile live streaming applications and proliferation of short video channels in Asia Pacific, mobile live streaming platforms have become increasingly important with strong growth potentials. Consumers in the Asia Pacific, especially the young and urban demographics, have embraced a mobile-first and digitally-driven lifestyle. In response to the evolving market demand, marketers are adopting online marketing strategies to effectively reach and engage this digitally-savvy consumer base.

Growth of Digital Platforms and Ecosystems: Asia Pacific has seen the emergence of dominant local tech giants, social media platforms, e-commerce players, and other digital content providers, leading to the growth of digital platforms and ecosystems Meanwhile, recent years have witnessed an increasing number of apps and UGC platforms that combine social media with e-commerce platforms and encourage users to give reviews and opinions of products, contributing to the rising influence of self-media and KOLs (Key Opinion Leaders) and KOCs (Key Opinion Consumers). Such UGC apps and platforms enable community-based content sharing and communication-based content flowing, turning marketing campaign into a two-way interactive activity with the rising participation of consumers. Such characteristics are becoming increasingly advantageous in marketing campaigns and, therefore are driving the growth of online marketing services in Asia Pacific.

Technological Advancement in Marketing Services Sector: The proliferation of artificial intelligence, data learning, virtual reality, and augmented reality technologies has facilitated the digitization of marketing. As a result, marketing service providers can automate the advertising resource purchasing workflow via programmatic ads, thereby enhancing placement efficiency. To increase customer engagement and the purchasing process, marketing service providers may also offer consumers novel interactions and experiences through the use of virtual excursions, virtual fitting rooms, and immersive product demonstrations. The expansion of technological tools and opportunities in the marketing services industry has resulted in more precise, intelligent, and innovative marketing. Additionally, it enables marketing service providers to deliver more streamlined and customized marketing solutions.

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Continuous technological application is expected to favour market participants with robust technical and digital competencies: The increasing adoption of new technologies, including big data analytics, artificial intelligence (AI) algorithms, the Internet of Things (IoT), and cloud computing, will provide substantial growth opportunities for the marketing services industry. For example, market participants equipped with AI algorithms and big data analytics will have the capability to forecast consumer preferences more accurately and deliver superior customized marketing strategies. It is noteworthy that several significant domestic AI models were introduced and implemented in 2023, providing substantial support for the development and deployment of various vertical sub-models. Concurrently, the Chinese government issued the Interim Measures for the Management of Generative Artificial Intelligence Services 2023 (2023 AIGC Interim Measures) (《生成式人工智能服务管理暂行办法》 ) in the same year, with the intention of encouraging diverse industries to fully implement generative AI technologies. These technological advancements and regulatory measures pave the way for more precise marketing solutions and the adoption of more sophisticated digital technologies in the future. The marketing services industry is poised to benefit greatly from the increasing integration of these new technologies, enabling more targeted, data-driven, and personalized marketing strategies to cater to the evolving needs of consumers in the Asia Pacific.

Increasing consumer preference towards online shopping: In recent years, with the acceleration of internet speed and the development of information infrastructure, consumers in Singapore are becoming increasingly digital-savvy and using personal electronic devices to browse and make purchases online. The outbreak of COVID-19 further accelerated this trend, as consumers avoid unnecessary social contact and shift their preferences to online shopping, especially for groceries and personal hygiene products. In Asia Pacific, value for money, ease of shopping experience, and brand credibility are important criteria for consumers, and e-commerce platforms that continuously enhance these aspects can meet the requirements of customers and drive the preference towards online shopping in the coming years. The e-commerce boom has led to a rising number of brands, startups, and small-to-medium enterprises looking to establish an online presence, which increases the demand for online marketing services.

Market Risk Analysis

Lack of experienced industry talents : There is a strong demand for individuals with professional knowledge and expertise in data analytics and artificial intelligence, as well as creative planning abilities and an in-depth understanding of the industry’s development dynamics, user needs, and market opportunities, in Asia Pacific’s marketing services sector, which has experienced substantial growth in recent years. Due to the absence of structured talent development programs for small and medium-sized enterprises in Asia Pacific and the tendency of talent towards larger enterprises, certain marketing service providers in the country may face obstacles in their growth due to the talent deficit on the market.

Intensifying market competition and diversified demand impose challenges to market participants: The marketing services sector in Asia Pacific is highly competitive and fragmented, with a large number of small and medium-sized companies. With the emergence of competitors possessing extensive expertise and experience in technology, media channels, and other domains, market competition intensifies, posing difficulties for market participants in their efforts to expand and maintain their businesses. Simultaneously, there is a growing variety of customer sectors requesting marketing solutions, and in a market environment characterized by intense competition and customers’ increased bargaining power, marketing service providers are compelled to enhance their business capabilities and expand their channels of customer acquisition. In fact, they may even be required to augment their customer acquisition efforts.

COMPETIVE LANDSCAPE OF MARKETING SERVICES

Competition Overview

The marketing services market in Hong Kong is highly competitive with approximately 3,700 market participants. The top three market participants account for 4.6% of market share by revenue in 2024. Our Group has a market share of 0.4% with the revenue of HKD21.6 million in the marketing services market in terms of revenue in 2024 in Hong Kong.

Source: The Frost & Sullivan Report

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Entry Barriers

Brand reputation and awareness: Access to advertisers, media and marketing channels is critical for marketing services, which requires good brand reputation and awareness. Given the successful project delivery and proven track record, existing marketing services providers are expected to have already established their reputation and brand awareness, which is hardly achieved by the new entrants. With a sound reputation, some companies are on preferred lists of enterprises. Moreover, leading existing market participants with good brand reputation and marketing channels are more attractive for new clients and able to retain their existing clients. Hence new entrants may need extra effort and time to acquire business from clients. Therefore, existing market players are more competitive in terms of expansion of business network and exploration of new clients.

Professional skills and team with innovative capabilities: The deployment of marketing campaigns requires sufficient professional skills on marketing and industry knowledge, such as in-depth knowledge of marketer ‘s industry, execution capability and planning, since these are tailor-made services based on the specific needs and requirements of customers. Moreover, as the core competitiveness of such marketing services providers lies in innovation and creativity for planning of marketing services, professional talents with innovative abilities and experience are required. Having skilled talents with profound industry expertise and an innovative mind who are able to manage various new and evolving resources and provide specific and precise marketing services to clients are invaluable assets in the market. Leading existing market participants usually have ability to provide better remuneration package and career opportunities, thereby standing a better chance of recruiting innovative and experienced talents. Combined with the growing demand for marketing and the shortage of experienced staff, the recruitment of talent would serve as a entry barrier to marketing industry.

Client Relationship Management: Effective client relationship management plays a crucial role in fostering strong client relationships, resulting in trust and a positive industry reputation. Established marketing service providers typically boast a history of successful campaigns and satisfied clients, enabling them to comprehend and fulfill client needs efficiently. Through consistent outcomes and exceptional customer service, these providers can retain clients over the long haul, posing a challenge for new entrants seeking to compete against established players with well-established client relationships.

Factors of Competition

Strategic Planning and Execution: Strategic planning enables marketing service providers to identify their distinctive value proposition and target specific market segments. By comprehending customer requirements and preferences, organizations can set themselves apart from competitors and position their services effectively. This strategic positioning establishes a competitive edge, attracting customers who align with the company’s offerings. However, the effectiveness of strategic planning relies on its successful execution. Execution excellence encompasses the efficient and effective implementation of marketing strategies and initiatives. This necessitates adept project management, seamless coordination among diverse teams and departments, and a steadfast commitment to delivering desired outcomes. Companies that excel in execution can secure a competitive advantage by consistently providing high-quality marketing services and surpassing customer expectations.

Technological capabilities: Technological capabilities including data collection, data processing, data analysis, and recent developments in cloud computing, machine learning (ML) and artificial intelligence (AI) technologies form key factors of competition in the marketing services market. In particular, AI algorithms process and analyze customer data to identify patterns and segments, allowing marketers to target specific customer groups with personalized messages and offers. This improves the effectiveness of marketing campaigns and enhances customer satisfaction. As such, market participants who are capable of dealing with massive amount of data and creating added value to its customers can prosper in the market.

Continuous Learning and Adaptation: The marketing industry is in a constant state of change, with new strategies, tools, and platforms emerging regularly. Through continuous learning, marketing professionals can stay up-to-date with the latest trends and best practices, enabling them to develop innovative strategies and maintain a competitive edge over rivals who may be using outdated methods. By adapting their approaches to align with evolving consumer behaviors, successful marketing service providers can create campaigns that are more relevant and effective, thereby gaining a competitive advantage.

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BUSINESS

Overview

Our business operations are categorized into the following three business streams:

Media Rebates

The media rebates are generated when we do advertising placements in various media platforms of which the media placements are operated by these platforms and we act as an agent in these transactions, through our collaborations with both direct clients and agency clients. The client clients are those we serve and support directly while agency clients act as intermediaries who have their own clients and channels.

Media Placement

We offer media planning, potential media spendings and performance services in various platforms according to the requirement of our customers. While providing these services, commissions and any related fulfillment fees can we earn from these arrangements after the services are rendered. Same as “Media Rebates”, the media placements are operated by our suppliers, and we act as an agent in these transactions.

Marketing Campaign

Meanwhile, we also coordinate series of activities aimed at promoting products, service, or brand to a specific audience according to the need of our clients. Services mainly include the following products and services:

1.	Social Media Marketing – Includes KOL Marketing, Forum Seeding, Chatbots, Social Media Listening Tools, etc.
2.	Search Engine & Media Buy – Includes SEM, Display Ads, Programmatic Buy.
3.	AI & Interactive – AR/VR experiences and interactive media.
4.	Multimedia Creation – Includes video, animation, and creative design.
5.	Event Management – Event planning, logistics, AV production.
6.	Outdoor Marketing – DOOH, TVC Ads, transit advertising.

1.	Social Media Marketing

Our social media marketing consists of the following products and services:

●	KOL Marketing : Paid Influencer promotion and often paid posts on social media
●	Forum Seeding : Planting content in online forums to stimulate organic conversation.
●	TVC Advertising: Producing and broadcasting traditional TV commercials

2.	Search Engine & Media Buy

Our search engine and media buy segment consists of the following products and services:

●	Search Engine Marketing
●	Creative Design
●	Display Advertising
●	Data Driven Marketing
●	Programmatic Buy
●	Video Marketing

3.	AI & Interactive

Our AI and interactive segment consists of the following products and services:

●	Augmented Reality (AR)
●	Virtual Reality (VR)
●	Immersive 2D/3D Experience
●	Interactive Motion Experience

4.	Multimedia Creation

Our multimedia creation segment consists of the following products and services:

●	Video & Animation
●	Creative Design

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5.	Event management

Our event management segment consists of the following products and services:

●	Strategic Planning
●	Venue and Logistics Arrangement
●	Exhibition Booth and Seminar Production
●	On-site Event Management
●	AV Production
●	Public Relation Management

6.	Outdoor Marketing

Our outdoor marketing segment consists of the following products and services:

●	Digital out of home (DOOH)
●	Billboard Advertising
●	TVC Advertising
●	Transit Advertising

Competitive Strengths

We believe our competitive strengthens lie with the following:

●	Comprehensive Service Offerings: Our comprehensive service offerings allow clients to access a diverse set of solutions from a single trusted partner. This integrated approach sets us apart from competitors who may offer limited services.
●	Tailor-made Solutions: We understand that every business is unique, and we tailor our strategies to meet the specific needs and challenges of each client.
●	Experienced Team: Our team comprises seasoned marketing professionals with a proven track record of success across various industries.
●	Deep Industry Expertise: With years of experience in the media and event management industry, we boasts deep industry expertise.
●	Innovative and Creative Approach: By constantly embracing new technologies and creative strategies, we stay ahead of the curve and provide innovative solutions that differentiate us from competitors.
●	Data-Driven Approach: We leverage data analytics to gain a deeper understanding of target audiences, optimize campaign performance, and measure ROI effectively.
●	Technological Expertise: We leverage advanced analytics, AI-driven tools, and digital platforms to optimize marketing strategies, enhance campaign performance, and deliver data-driven insights to our clients
●	Strong Network and Partnerships: We has strong partnerships allow us to access top-quality resources, negotiate favorable rates, and deliver high-quality services to our clients.
●	Track Record of Success: We has a proven track record of delivering successful events and campaigns for a diverse range of clients. Our portfolio showcases numerous impactful projects and satisfied clients.
●	Global Reach: We have a global network of partners and resources, enabling us to support clients in expanding their reach and achieving international success.

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Growth strategies

Our principal objective is to sustain continuous growth in our business and strengthen our market position with the following strategies:

●	Expand Service Offerings: Explore opportunities in emerging digital marketing channels, such as influencer marketing or virtual events, to diversify our offerings and capture new market segments.
●	Geographic Expansion: Targeting new regions or countries allows us to tap into new customer bases and leverage our expertise in different markets.
●	Strategic Partnerships and Acquisitions: By partnering with companies that offer synergistic services or have access to untapped markets, we can expand our capabilities and market reach. Acquisitions can also provide opportunities to integrate new talent, technologies, or client portfolios into our business.
●	Invest in Technology and Innovation: Invest in research and development to enhance our technological capabilities, leverage data analytics and AI-driven solutions, and explore emerging technologies such as virtual reality or augmented reality.
●	Enhance Marketing and Branding Efforts: A strong marketing and branding strategy is essential for growth. By effectively communicating our unique value proposition and differentiating ourselves from competitors, we can attract new clients and strengthen existing relationships.
●	Continuous Learning and Development: To sustain growth, MediaOn invests in employee training, industry certifications, and staying updated on industry trends allows us to offer the latest solutions and maintain a knowledgeable and skilled team.

Sales and Marketing

Customers

The following sets forth our list of our major and customers with growth potentials as of the prospectus date:

●	Yahoo Hong Kong Limited
●	Now TV Limited (Subsidiary of PCCW)
●	The Hong Kong Jockey Club
●	MTR Corporation
●	SGS Hong Kong Limited
●	Kerry Real Estate Agency Limited
●	The Hong Kong University of Science and Technology (HKUST)
●	Link Real Estate Investment Trust (Link REIT)
●	World Green Organization
●	Daekyo Hong Kong Limited (Eyelevel)
●	Wacoal Hong Kong Company Limited
●	St. James Settlement
●	Saint Francis University
●	Ming Pao Newpapers Limited

The companies listed under the “Major Clients with Growth Potentials” heading represent a combination of existing and recurring clients with whom MediaOn has either current service arrangements or a history of multiple engagements in recent years. These clients are considered to have “growth potential” based on the following criteria:

●	Their historical and forecasted marketing budget allocations

●	Strategic expansions (e.g., regional market entries or product launches)

●	Volume of service orders over the past two fiscal years

●	Ongoing discussion for long-term or expanded service scopes

These clients contribute primarily to our marketing campaign revenue stream and, to a lesser extent, to media placements. Some also indirectly drive media rebates through aggregated spend levels that contribute toward volume-based thresholds with third-party platforms.

The list includes both active clients with ongoing projects and repeat clients with project-based engagement histories, which may not involve formal long-term contracts but do reflect a continued business relationship.

Customer Concentration and Revenue Dependence

As disclosed in our financial statements, two customers accounted for a significant portion of our revenue:

●	In fiscal 2023, Customer A and Customer B accounted for 77.63% and 6.04% of total revenue, respectively.

●	In fiscal 2024, those two customers represented 42.29% and 20.32% of total revenue, respectively.

Customer A is the rebate income from media platform and Customer B is a direct client, as explained below, who acts as intermediaries on behalf of multiple end clients. For customer A, the concentration was primarily due to the placement of large number of different scale campaigns from different customers to customer A’s media platform. For customer B, it was mainly because a lot of large-scale campaigns and ad placements were managed through him during the relevant fiscal periods.

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We do not have long-term exclusive contracts with either customer, and future engagements are subject to client project pipeline, media budget approvals, and competitive procurement processes. Nevertheless, we maintain strong commercial relationships and have successfully renewed or extended services with these parties on multiple occasions.

As discussed below, in prior fiscal years, a significant portion of our media rebate revenue was derived from advertising campaigns placed through Yahoo’s native advertising platform. In 2023, Yahoo sold its native advertising business to Taboola, leading to the end-of-life of the Yahoo advertising product and a transition to a new set of commercial terms under Taboola. As a result of this transition:

●	Our previous rebate structure with Yahoo, which offered favorable and volume-based rebate terms, was discontinued.

●	Under the new Taboola agreement, the rebate levels offered were significantly reduced and are subject to different volume thresholds and payout mechanisms.

●	The shift also required operational adjustments, including platform migration and advertiser onboarding, which caused short-term disruption in campaign volume during the transition period.

The combined effect of the product sunset and the reduced rebate levels under the Taboola agreement contributed to a decrease in media rebate revenue.

Direct Clients vs. Agency Clients

●	Direct Clients are end customers who contract directly with MediaOn for marketing or event services. We manage all campaign components including strategy, production, and execution.

●	Agency Clients are third-party agencies or intermediaries who engage MediaOn to fulfill all or part of a campaign on behalf of their own clients. In such cases, MediaOn may or may not interact directly with the end brand, and the scope is usually limited to production, content delivery, or media placement.

This distinction is relevant to pricing, service scope, and contract structures, and may affect our gross margins depending on the level of services provided and whether we serve as principal or agent.

Marketing strategies

MediaOn, as a marketing agency, employs a variety of strategies to effectively engage clients and enhance brand visibility. Key approaches include:

1.	Digital Marketing: Utilizing SEO to boost organic traffic, running SEM campaigns on platforms like Google and Yahoo Ads, and creating valuable content through content marketing.
2.	Social Media Marketing: Tailoring strategies for platforms such as Facebook, Instagram, and LinkedIn, and maintaining different marketing content and company updates.
3.	Brand Development: Optimizing the company website and presentation PowerPoint on visual branding, including logo and aesthetic design.
4.	Market Research: Conducting audience and competitor analyses to identify opportunities and understand target demographics.
5.	Performance Analytics: Leveraging analytics tools for campaign tracking and optimization, including A/B testing to refine approaches for ad placement.
6.	Client Relationship Management: Fostering strong client relationships through personalized communication and feedback loops.
7.	Networking Event: Attend different kinds of events including Trade Development Council, associations and organizations to expand the new business client opportunities.

Intellectual Property

We have registered the trademark of the Company logo shown below with the Trade Marks Registry in Hong Kong under Class 35 with Registration Number 306724170. We are in the progress of registering the trademark of the Company logo in the United States.

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Our official company website is: https://www.mediaon.digital

Employees

As of September 30, 2024, we had 23 full-time employees. The following table illustrates the number of our full-time employees categorized by different functions:

Function	Number of full-time employees
Business Development	3
Marketing Department	4
Production Team	4
Accounting	2
Human Resources and Admin.	4
Management	3
Management Information System	1
Executives	2
Total	23

We enter into employment agreements with our full-time employees that contain standard confidentiality and non-compete provisions.

Aside from full-time employees, as of September 30, 2024, we had [two] part-time employees.

We have not experienced any material labor disputes in the past, and we consider our relations with our employees to be good. As of the date of this prospectus, none of our employees are represented by a labor union.

Partnerships and Track Record

We have cultivated long-standing working relationships with over 50 third-party suppliers and creative vendors across content production, event logistics, media buying, and technology development. These relationships have enabled us to negotiate preferential terms such as volume discounts, priority scheduling, and bundled service rates. While not formalized as strategic alliances, these suppliers have demonstrated consistent service reliability over multiple fiscal years.

Since 2011, MediaOn has completed over 3,000 marketing campaigns and event projects for clients ranging from listed corporations to SMEs across sectors such as finance, retail, F&B, and technology. Many of our client engagements are recurring in nature, and our historical project delivery is a key element in winning new business.

In prior fiscal years, a significant portion of our media rebate revenue was derived from advertising campaigns placed through Yahoo’s native advertising platform. In 2023, Yahoo sold its native advertising business to Taboola, leading to the end-of-life of the Yahoo advertising product and a transition to a new set of commercial terms under Taboola.

As a result of this transition:

●	Our previous rebate structure with Yahoo, which offered favorable and volume-based rebate terms, was discontinued.

●	Under the new Taboola agreement, the rebate levels offered were significantly reduced and are subject to different volume thresholds and payout mechanisms.

●	The shift also required operational adjustments, including platform migration and advertiser onboarding, which caused short-term disruption in campaign volume during the transition period.

The combined effect of the product sunset and the reduced rebate levels under the Taboola agreement contributed to a decrease in media rebate revenue, which was a key factor in the year-over-year decline in total revenue. Management is actively expanding relationships with additional media platforms and diversifying revenue streams to mitigate future dependency on any single media rebate source.

Use of Artificial Intelligence (AI)

Artificial intelligence (AI), in the context of our business, refers to the use of machine-learning-based platforms and tools that assist with content generation, automation, and digital interactivity.

●	Content Creation: We use third-party AI tools such as ChatGPT and Poe for text generation (e.g., ad copy, blog articles), and Midjourney and ComfyUI for visual design concepts and drafts.

●	Design and Video Automation: We leverage tools like Zapier AI and related workflow automation platforms to streamline repetitive design tasks, accelerate video post-production, and enhance user interactivity.

●	AI Interactive Event: This offering refers to hybrid event experiences that integrate generative AI components—for instance, real-time AI-powered content generation for event presentations, customized chatbot engagement for attendees, or interactive booths that use AI to personalize user responses.

MediaOn currently does not own or develop proprietary AI technology. All AI functionality is delivered via the integration of licensed or publicly available AI platforms, such as those developed by OpenAI and others. These tools are typically accessed via subscription or commercial license.

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Agreements

The Company is a party to agreements with certain vendors and joint venture partners. Certain of these agreements are discussed below.

WeShare.hk

WeShare.hk is an influencer marketing intelligence platform wholly owned and internally developed by MediaOn. The platform plays a strategic role in our social media marketing segment. It serves as a centralized KOL (Key Opinion Leader) content platform that connects brands with a curated network of influencers to promote products or services across social media channels. Through WeShare.hk, we facilitate the end-to-end process of influencer campaign management, including content planning, campaign execution, and performance analytics. The platform enhances our ability to offer KOL Marketing services as part of our marketing campaign and media placement revenue streams and is directly integrated into our digital campaign offerings. All content and campaign revenue generated via WeShare.hk are recognized as marketing campaign revenue under our financial reporting.

Sodainsight – Social Listening Platform

From 2022 onward, MediaOn has operated a proprietary-branded social listening platform called Sodainsight, which provides real-time monitoring and analysis of digital content across social media platforms, forums, and news websites. The platform supports our campaign strategy and media planning services by offering insights into consumer behavior, sentiment analysis, brand tracking, and public opinion trends.

While the Sodainsight brand and operations are owned and managed by MediaOn, the underlying technology is licensed by an independent third-party supplier. Under the terms of our commercial agreement, MediaOn benefits from a bulk purchase with a preferred pricing arrangement with no commitment, allowing us to obtain the technology and data services at a discounted rate compared to standard market terms. This favorable arrangement enhances our margin profile and scalability in delivering social listening solutions to clients.

Common People & Production Limited

In 2022, MediaOn entered into a joint venture agreement with Common People & Production Limited, a Hong Kong-based event production company. MediaOn holds a 40% equity interest in the joint venture. The joint venture entity provides high-quality event production services—including venue setup, audiovisual design, logistics management, and technical execution—to corporate clients in Hong Kong. This joint venture enhances our capabilities in the “Event Management” segment by allowing us to offer integrated services, from creative concept to on-site execution.

The joint venture operates independently, and MediaOn accounts for its share of results using the equity method of accounting. As of the date of this response, there are no material guarantees, obligations, or off-balance sheet commitments associated with this partnership.

Suppliers

Third-party suppliers play a supporting role in our delivery of marketing campaign and event services. These suppliers are typically engaged on a project basis to fulfill specialized components of our client deliverables, particularly in areas requiring technical expertise or physical production capabilities. The primary functions of third-party suppliers include:

●	Content production (e.g., animation, video editing, copywriting)

●	Event logistics (e.g., AV setup, stage production, venue decoration, manpower)

●	Technology services (e.g., development of AR/VR assets, data dashboards, microsites)

●	Media placement intermediaries, where we coordinate ad purchases via agency resellers or partners

While MediaOn retains responsibility for project strategy, design, client communication, and quality control, the use of third-party resources allows us to scale operations flexibly without significant fixed overhead. Our internal team manages supplier selection, contract terms, and deliverables to ensure compliance with client expectations.

The increase of 133.95% in cost of revenues for marketing campaigns in fiscal 2024, as disclosed in our MD&A, was primarily driven by an expansion in the volume and scope of client projects, which required greater reliance on outsourced production, event logistics, and technical development services. This reflects our growth strategy to broaden service offerings and support larger-scale campaigns.

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We do not have high dependency on any single third-party supplier. No individual supplier accounted for more than 10% of our total cost of revenues in fiscal years 2023 or 2024. Our supplier base is diversified across multiple categories and geographies, which helps mitigate the operational and financial risks associated with supplier disruption or concentration. Furthermore, our procurement policies are designed to maintain flexibility and ensure that no long-term exclusivity exists with any vendor.

Our Awards and Recognition

Since 2014 we have received the following awards and recognition.

Organization	Awards	Years
Hong Kong Internet Registration Corporation Limited	Best HK Website Awards 2014 - Bronze Prize	2014
The Hong Kong Federation of Youth Groups (HKFYG)	HSBC Youth Business Award 2014	2014
Yahoo!	Best Native Ad Campaign (SME) 2016 Merit	2016
Yahoo!	Yahoo Big Idea Chair Awards 2017 Best Native Ad Campaign (For SME) Outstanding	2017
Yahoo!	Asia Big Idea Chair Awards 2019 Best Use of Native Ad Formats Merit Yahoo – Re-Targeting GIF	2019
Yahoo!	Yahoo Asia Big Idea Chair Awards 2021 [Asia] Best Use of Emerging Format in Programmatic Merit Programmatic DOOH campaign at Hong Kong International Airport	2021
Yahoo!	Yahoo Asia Big Idea Chair Awards 2021 Best Use of Emerging Format in Programmatic Merit Programmatic DOOH campaign at Hong Kong International Airport	2021
The Hong Kong Council of Social Service (HKCSS)	Caring Company 10+	2024

Competition

Having described that barriers of entry of our industry are relatively low. We are facing competitions from a numerous of small players in the industry which may be as small as a sole propriety or multination companies. According to research being conducted by the Hong Kong Trade Development Council in May 2023, there are more than 3,700 marketing service establishments, both online and offline in Hong Kong.

We believe our competitors with similar business in Hong Kong region shall be Guru Online and iClick. Guru Online is a public company in Hong Kong and iClick is a Nasdaq traded company.

Insurance

We maintain insurance policies material to our operations against all property risks, business interruption, public liability and employees’ compensation.

We are of the view that coverage of insurance policies taken out by us is adequate for our operation in all material aspects and is in line with the standard industry practice in Hong Kong. As at the date of this prospectus, we had not made, or been the subject of, any material insurance claim.

Litigation

From time to time, we may be involved in legal proceedings or may be subject to claims arising in the ordinary course of our business. As of September 30, 2024, we were not party to any ongoing legal proceedings that in the opinion of our management would have a material adverse effect on our business.

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REGULATORY ENVIRONMENT

This section sets forth a summary of certain aspects of major laws and regulations which are relevant to our business operations in Hong Kong. The information provided in this section is for your general information only and should not be construed as a comprehensive summary or detailed analysis of the laws and regulations that are applicable to our business operations. You should consult your own advisers regarding the implication of such laws and regulations of Hong Kong on our business operations.

Laws And Regulations on Our Business Operations in Hong Kong

The Basic Law is the constitutional document of Hong Kong, which sets out the PRC’s basic policies regarding Hong Kong. The principle of “one country, two systems” is a prominent feature of the Basic Law, which dictates that Hong Kong will retain its unique common law and capitalist system for 50 years after the handover in 1997. According to Article 18 of the Basic Law, national laws adopted by the PRC shall not be applied in Hong Kong, except for those listed in Annex III to the Basic Law, such as the laws in relation to the national flag, national anthem, and diplomatic privileges and immunities.

There are no overarching and specific laws governing our digital advertising agency and social media marketing services business in Hong Kong. The ordinances and regulations that may be applicable in relation to our business include, Copyright Ordinance (Chapter 528 of the Laws of Hong Kong), Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong), Control of Obscene and Indecent Articles Ordinance (Chapter 390 of the Laws of Hong Kong), Defamation Ordinance (Chapter 21 of the Laws of Hong Kong), Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), Employment Ordinance (Chapter 57 of the Laws of Hong Kong), Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong), Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong), Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong), Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong), Electronic Transaction Ordinance (Chapter 553 of the Laws of Hong Kong), Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) and Competition Ordinance (Chapter 619 of the Laws of Hong Kong). These ordinances and regulations are discussed in detail below.

The Copyright Ordinance

The Copyright Ordinance provides comprehensive protection for certain categories of work such as original literary, dramatic, musical and artistic works. Such protection extends to making available to the public such works on the Internet. Certain copyrights may subsist in the works we create in relation to our publications and advertising contents and materials, including creator’s works (such as artworks and photos), films (such as videos) or literary works (such as text) that qualify for copyright protection without registration.  The Copyright Ordinance restricts certain acts such as copying and/or issuing or making available copies to the public of a copyrighted work without the authorization from the copyright owner which, if done, constitutes “primary infringement” of copyright which does not require the infringer’s knowledge of infringement. It is a defence to copyright infringement if the person copies an artistic work for the purpose of advertising the sale of the work. Also, the Copyright Ordinance permits certain acts that can be done in relation to copyrighted works without authorization from the copyright owner, one of which being fair dealing with a copyrighted work for the purpose of criticism, review or reporting current events if accompanied by a sufficient acknowledgement of such copyrighted work and its author (“Fair Dealing Defence”). Product shots taken by us for advertisements, which may have copied certain artistic works existing on the products, do not constitute copyright infringement as their use is either authorized by the copyright owners or we could rely on the Fair Dealing Defence.

A person who possesses, sells or offers for sale or hire, for the purposes of or in the course of any trade or business without the consent of the copyright owner, a copy of a work which is, and which he knows or has reason to believe to be, an infringing copy of the work may incur criminal liability for “secondary infringement” under the Copyright Ordinance. For the sale of an infringing copy in the course of any trade or business, upon conviction on indictment, the infringer is liable to a fine at HK$50,000 in respect of each infringing copy and to imprisonment for four years. However, the person will only be liable if, at the time he committed the act, he knew or had reason to believe that he was dealing with infringing copies of the work. In proving that he has reason to believe that the copy was not an infringing copy, the defendant has to show that (a) he had made reasonable enquiries sufficient to satisfy himself that the copy of the work imported or proposed to be imported into Hong Kong was not an infringing copy of the work; (b) he had reasonable grounds to be satisfied in the circumstances of the case that the copy was not an infringing copy; and (c) there were no other circumstances which would have led him reasonably to suspect that the copy was an infringing copy.

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Trademarks Ordinance

The Trademarks Ordinance protects registered trademarks. The duration of the registered trademarks is for ten years, which can be further renewed for ten years per renewal. A registered trademark may be challenged in revocation proceedings if it is not used in Hong Kong for a continuous period of three years. A person infringes a registered trademark if he uses in the course of trade or business a sign:

(1)	which is identical to the trademark in relation to goods or services which are identical to those for which it is registered;
(2)	which is identical to the trademark in relation to goods or services which are similar to those for which it is registered, and the use of the sign in relation to those goods or services is likely to cause confusion on the part of the public;
(3)	which is similar to the trademark in relation to goods or services which are identical or similar to those for which it is registered and the use of the sign in relation to those goods or services is likely to cause confusion on the part of the public; or
(4)	which is identical or similar to the well-known trademark in relation to any goods or services, and the use of the sign, being without due cause, takes unfair advantage of, or is detrimental to, the distinctive character or repute of the trademark.

The Trademarks Ordinance also provides an exemption from an infringement of registered trademark if the registered trademark is used for the purpose of identifying goods or services as those of the owner of the registered trademark, but any such use which is otherwise than in accordance with honest practices in industrial or commercial matters shall be treated as infringement of the registered trademark. In considering whether the use is in accordance with honest practices in industrial or commercial matters, the relevant factors include whether: (a) the use takes unfair advantage of the trademark; (b) the use is detrimental to the distinctive character or repute of the trademark; and (c) the use is such to deceive the public. It was identified in case law that the manners by which a person may take unfair advantage of the trademark or cause detriment to the distinctive character or repute can take the following forms:

(1)	detriment to the distinctive character is caused when that mark’s ability to identify the goods or services for which it is registered is weakened;
(2)	detriment to the repute of the mark caused when the goods or services for which the identical or similar sign is used by the third party may be perceived by the public in such a way that the trademark’s power of attraction is reduced; and
(3)	the unfair advantage refers to the advantage taken by the third party as a result of the use of the identical or similar sign, such as an exploitation on the coattails of the mark with a reputation.

Control of Obscene and Indecent Articles Ordinance

COIAO controls articles which consist of or contain material that is obscene or indecent (including material that is violent, depraved or repulsive). Several offenses are prescribed: (1) publishing, possessing for publication or importing for publication obscene articles; (2) publishing indecent article to juvenile; (3) making display, and causing or permitting display of indecent matter in public; (4) publishing indecent article without complying with the statutory conditions; (5) possessing for publication indecent article in breach of the statutory conditions; (6) publishing Class III (interim classification) article; (7) publishing, possessing for publication or importing for publication any Class III article; (7) publishing Class II article without complying with the imposed conditions; and (8) possessing for publication indecent article without complying with the statutory conditions or imposed conditions.

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Defamation Ordinance

Any person who maliciously publishes defamatory matter regarding another person or an organization in writing or by word of mouth or by conduct may be liable for defamation. Broadly speaking, there are two main kinds of defamation, which are libel and slander. Libel is the malicious publication of defamatory matter in writing or in some other permanent form. Slander is the publication of defamatory matter by word of mouth or in some other transient (temporary) form. Section 5 of the Defamation Ordinance provides that any person who maliciously publishes any defamatory libel, knowing the same to be false, shall be liable to imprisonment for two years, and, in addition, to pay such fine as the court may award. There are several defences available. They include but are not limited to (a) unintentional defamation; (b) an offer of amends; (c) defences of justification, which means the words were true in substance and in fact; (d) fair comment; and (e) publication which was privileged as prescribed in the schedule of the Defamation Ordinance.

Mandatory Provident Fund Schemes Ordinance

Section 7 of the MPFSO requires every employer to enroll an eligible employee aged between 18 and 65 (unless exempted) to become a member of a registered scheme within 60 days from the day on which employment commences. Section 7A of the MPFSO further requires both the employer and employee to contribute 5% of the employee’s relevant monthly income to the Mandatory Provident Fund Schemes each month with a maximum contribution cap of HK$30,000 per month. Schedule 3 of the MPFSO provides that the maximum level of relevant income for contribution purposes is HK$30,000 per month. Under section 43B of the MPFSO, an employer, without reasonable excuse, fails to comply with a requirement imposed on employers by section 7 commits an offence and is liable on conviction to a fine of HK$350,000 and to imprisonment for three years.

Any employer who fails to enroll employees in a MPF scheme commits a criminal offence and is liable to a maximum fine of HK$350,000 and imprisonment for three years. Any employer who fails to pay mandatory contributions to trustees commits a criminal offence and is liable to a maximum fine of HK450,000 and imprisonment for four years. Our directors confirm that we have complied with the MPFSO.

Employment Ordinance

The EO is the main piece of legislation governing, amongst other things, the protection of employees’ wages and general conditions of employment and employment agencies.

Section 23 of the EO requires an employer to pay wages to an employee under a contract of employment as soon as is practicable but in any case not later than seven days after the last day of the wage period. Section 25 of the EO provides that where a contract of employment is terminated, any sum due to the employee shall be paid to him as soon as is practicable and in any case not later than seven days after the day of termination. Section 63C of the EO provides that any employer who willfully and without reasonable excuse contravenes section 25 of the EO, commits an offence and is liable to a fine of HK$350,000 and to imprisonment for three years.

Section 25A of the EO also provides that if any wages or any sum are not paid within seven days from the day on which they become due, the employer shall pay interest at a specified rate (currently at 8% per annum) on the outstanding amount of wages or sum from the date on which such wages or sum become due up to the date of actual payment. Section 63CA of the EO provides that any employer who willfully and without reasonable excuse contravenes section 25A of the EO commits an offence and is liable on conviction to a fine of HK$10,000. Our directors confirm that we have complied with the EO.

Minimum Wage Ordinance

The MWO provides for a statutory minimum wage at an hourly rate applicable to all employees employed under the EO, whether they are monthly-rated, daily-rated, hourly-rated, permanent, casual, full-time, or part-time employees. The statutory minimum wage (“SMW”) is currently HK$40 per hour with effect from 1 May 2023. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employees by the MWO is void. If an employer willfully and without any reasonable excuse fails to pay the SMW rate when it becomes due may be liable to a fine of HK$350,000 and to imprisonment for three years. Our directors confirm that we have complied with the MWO.

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Employees’ Compensation Ordinance

The ECO sets out the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases under the ECO. The ECO also prohibits an employer from employing any employee in any employment unless there is a policy of insurance in force to cover the employer’s liabilities under the Employees’ Compensation Ordinance and at common law for injuries at work. The minimum insurance cover for not more than 200 employees should not be less than HK$100 million per event whereas the minimum cover for more than 200 employees should not be less than HK$200 million per event. Any employer who fails to comply commits an offense and is liable on conviction upon indictment to a fine of HK$100,000 and to imprisonment for two years and on summary conviction to a fine of HK$100,000 and imprisonment for one year. An employer to whom a policy of insurance for the purpose thereof is required to display in a conspicuous place on each of his premises (where any employee is employed by him) a notice in a form specified by the Commissioner for Labor, which shows in both English and Chinese languages of (a) the name of the employer, (b) the name of the insurer, (c) the policy number, (d) the date of issue of the policy, (e) the dates of commencement and expiry of the period of insurance, (f) the number of employees insured under the policy at the time of issue thereof and (g) the amount of liability insured under the policy. Our directors confirm that we have complied with the ECO.

Occupational Safety and Health Ordinance

The OSHO ensures the safety and health of persons when they are at work. Section 6 of the OSHO requires every employer to, so far as reasonably practicable, ensure the safety and health of employees at work by (1) providing and maintaining plant and work systems that are safe and without risks to health; (2) making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plants or substances; (3) providing all necessary information, instruction, training and supervision for ensuring safety and health; providing and maintaining safe access to and egress from the workplaces; and providing and maintaining a safe and healthy work environment.

Under sections 6(3) and (4) of the OSHO, an employer who fails to comply with the above provisions commits an offence and is liable on summary conviction to a fine of HK$3,000,000 or on conviction on indictment to a fine of HK$10,000,000; and an employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on summary conviction to a fine of HK$3,000,000 and to imprisonment for six months or on conviction on indictment to a fine of HK$10,000,000 and to imprisonment for two years.

In terms of enforcement, the Commission for Labor may serve improvement notice and suspension notice on the employer or occupier of premises where a workplace is located and failure to comply without reasonable excuse may be liable to a fine of HK$200,000 in respect of an improvement notice and a fine of HK$500,000 in respect of a suspension notice and to imprisonment for twelve months in each of such conviction. The employer or the occupier of a workplace is required to notify any accident to an occupational safety officer within 24 hours if an accident causes the death of, or serious bodily injury to an employee. The employer or the occupier of a workplace is required to report in writing any accident to an occupational safety officer within seven days if the accident incapacitated an employee (other than causing death or serious bodily injury). The occupier of a workplace is also required to notify any dangerous occurrence to an occupational safety officer within 24 hours and failure to notify in any such instances may be liable to a fine of HK$50,000. Our directors confirm that we have put in place measures to ensure compliance with the OSHO, including: (a) providing safe and healthy work environment for staffs, including but not limited to, adequate lighting level; (b) providing safety instructions and training to workers; and (c) establishing internal safety and health policies and procedures.

Inland Revenue Ordinance

The IRO requires an employer to furnish to the Inland Revenue Department of Hong Kong in writing, (1) within three months of engagement, particulars of any new employee (i.e. Form 56E) who is likely to be chargeable to salaries tax, (2) within one month a return (Form 56B and BIR56A) with details of the remuneration paid to an employee during the year in question; and (3) at least one month before his employee ceases to be employed, particulars of any employee who is about to cease or ceases to employ in Hong Kong (i.e. Form 56F). Any employer who failed to do so, unless with reasonable excuse, commits an offence and is liable to a maximum fine of HK$10,000 and the court may order the person convicted to do within a specified time the act which he has failed to do. The IRO requires any person on which profits tax is chargeable on his assessable profits to file tax return, provide supplemental documents if necessary, and pay the assessed profits tax accordingly. Our directors confirm that we have complied with the IRO.

Business Registration Ordinance

Section 5 of the BRO requires every person (a company or an individual) carrying on a business in Hong Kong to make an application to the Commissioner of Inland Revenue for the registration of that business to obtain a business registration certificate within one month of the commencement of business. Under section 12 of the BRO, a valid business registration certificate or branch registration certificate is required to be displayed at the place of business to which the certificate relates.

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Under section 15 of the BRO, any person who fails to make any application as required under section 5 or fails to display a valid business registration certificate or a valid branch registration certificate as required under section 12 shall be liable to a fine of HK$5,000 and to imprisonment for one year.

Competition Ordinance

The Competition Ordinance was enacted, amongst other things, to prohibit conduct that prevents, restricts or distorts competition in Hong Kong through three competition rules: The First Conduct Rule which prohibits anti-competitive agreements; the Second Conduct Rule which prohibits abuse of market power; and the Merger Rule which prohibits anti-competitive mergers and acquisitions. Only the First and Second Conduct Rules apply to us as the Merger Rule only applies to merger in relation to Telecommunication Ordinance.

The First Conduct Rule prohibits business from making or giving effect to an agreement, engaging in a concerted practice, or telecommunications carrier licensees making or giving effect to a decision of an association, if the object or effect is to prevent, restrict or distort competition in Hong Kong. Conduct in breach of the First Conduct Rule includes price fixing, market-sharing, bid-rigging and output restriction and resale price maintenance. If the Competition Commission has reasonable cause to believe that there has been a contravention of this Rule and does not involve serious anti-competitive conduct, the Competition Commission must issue a warning notice before commencing proceedings in the Tribunal.

The Second Conduct Rule prohibits business with a substantial degree of market power from abusing that power by engaging in conduct that has the object or effect of harming competition in Hong Kong. In considering whether the degree of market power is “substantial”, the relevant matters are: (a) the market share of the undertaking; (b) the undertaking’s power to make pricing and other decisions; (c) any barriers to entry to competitors into the relevant market; and (d) any other relevant matters. Conduct that may constitute an abuse if it involves (a) predatory behavior towards competitors or (b) limiting production, markets or technical developments to the prejudice of consumers, including below-cost pricing, tying and bundling, margin squeezing, refusals to deal and exclusive dealing.

If the Competition Commission has reasonable cause to believe that there has been a contravention of the First Conduct Rule involving serious anti-competitive conduct and/or the Second Rule, the Competition Commission must issue an infringement notice offering not to bring proceedings on condition that the offender makes a commitment to comply with the requirements of the infringement notice within a prescribed period.

If a company and/or its directors are found to be involved in breaching the Competition Ordinance, the potential penalties are: (a) pecuniary penalties up to 10% of annual local turnover, (b) director’s disqualification orders for up to five years, (c) divestiture of assets, shares, or business, (d) voiding of agreement, and (e) injunction relief.

Trade Descriptions Ordinance

The TDO was enacted to, amongst other things, prohibit false trade descriptions; false, misleading or incomplete information; false marks and misstatements in respect of goods provided (both online and offline) in the course of trade or suppliers of such goods. “Trade description” is defined to mean in relation to goods, an indication, direct or indirect, and by whatever means given, with respect to the goods or any part of the goods including an indication of any of the following matters: the quantity, size, gauge; the method of manufacture, production, processing or reconditioning; the composition; the fitness for purpose, strength, performance, behavior or accuracy; the availability; the compliance with a standard specified or recognized by any person; the price, how price is calculated or the existence of any price advantage or discount, etc.. “False trade description” is defined to mean a trade description which is (a) false to a material degree or (b) a trade description, which though not false, is misleading: that is to say, likely to be taken for a trade description of a kind that would be false to a material degree.

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The TDO prohibits any person from (1) in the course of his trade or business supplying or offering to supply any goods to which a false trade description is applied, or (2) having in his possession for sale any goods to which a false trade description is applied, or (3) import or export any goods to which a false trade description is applied. Any person who does any of the above prohibited acts commits an offense and is liable on conviction on indictment to a fine of HK$500,000 and to imprisonment for five years, and on summary conviction to a fine at HK$100,000 and to imprisonment for two years. It is a defence to the above offenses if the person did not know, had no reason to suspect, and could not with reasonable diligence have ascertained the false trade description had been applied to the goods. The Trade Descriptions Ordinance also prohibits unfair trade practices that involve: (1) misleading omission, (2) aggressive commercial practice, (3) bait advertising, (4) bait and switch, and (5) wrongly accepting payment.

Electronic Transaction Ordinance

The ETO was enacted, among others, to facilitate the use of electronic transactions for commercial and other purposes. The Electronic Transaction Ordinance recognizes electronic records and signatures, giving them the same legal status as their paper counterparts except for limited matters (which do not relate to transactions executed in our course of business) where the ETO do not apply due to rules of law relating to such limited matters.

Personal Data (Privacy) Ordinance

The PDPO provides that a data user (a person who controls the collection, holding, processing or use of personal data) shall not do any act, or engage in a practice, that contravenes any of the principles set out in Schedule 1 to the PDPO (the “Data Protection Principles”) unless the act or practice, as the case may be, is required or permitted under the PDPO. Personal data refers to any data (a) relating directly or indirectly to a living individual; (b) from which it is practicable for the identity of the individual to be directly or indirectly ascertained; and (c) in a form in which access to or processing of the data is practicable. The Data Protection Principles are summarized as follows:

(1)	Personal data should be collected in a lawful and fair way, for a lawful purpose directly related to a function or activity of the data user. Data collected should be necessary but not excessive. All practicable steps shall be taken to notify the person whose data is being collected is informed (a) whether it is obligatory or voluntary for him to supply the data; (b) the purpose of the collection and the class of persons to whom the data may be transferred; (c) on or before first use of the data, his rights to access and correct the data collected and the information of the person who might handle such requests.

(2)	All practicable steps shall be taken by the data user to ensure that the personal data collected is accurate and not kept longer than is necessary to fulfil the purpose for which it is used.

(3)	Personal data should not be used for purposes outside of the person’s explicit consent.

(4)	All practicable steps shall be taken to safeguard personal data held by a data user against unauthorized or accidental access, processing, erasure, loss or use.

(5)	All practicable steps shall be taken to ensure that a person can (a) ascertain a data user’s policies and practices in relation to personal data; (b) be informed of the kind of personal data held by a data user; (c) be informed of the main purposes for which personal data held by a data user is or is to be used.

(6)	The person whose data is being collected shall be given access to his personal data and to make corrections where the data is inaccurate.

Contravention of the PDPO may result in the Office of the Privacy Commissioner for Personal Data issuing an enforcement notice to the data user directing remedial and/or preventive steps to be taken. Unless the data user charged could show that he had already exercised all due diligence to comply with such enforcement notice, contravention of such notice is an offence which may result in first conviction to a maximum fine of HK$50,000 and imprisonment for two years, with a daily penalty of HK$1,000. Subsequent conviction may result in a maximum fine of HK$100,000 and imprisonment for two years, with a daily penalty of HK$2,000. Our directors confirm that we have complied with the PDPO. Certain user data and information may be collected during the course of our business operations. Accordingly, data protection measures are put in place to ensure the data and information that the Company collects are not misappropriated or misused.

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MANAGEMENT

Directors, Director Nominees, and Executive Officers

The following table sets forth the names, ages and positions of our board of directors, director nominees, and executive officers and a description of the business experience of each of them:

Name	Age	Position
Jerry Chi Wai Chan	49	Chairman, Executive Director and Chief Executive Officer
Jimmy Shui Wai Chan	47	Executive Director and Chief Financial Officer
Rico Kai To Chan	60	Executive Director
Francis Po Kiu Fong	56	Independent director nominee(1)
Willde Nang Fong Ng	72	Independent director nominee(1)
Annet Yan Yee Kung	43	Independent director nominee(1)
Hoi Fat Tse	41	Independent director nominee(1)

(1)	Each of the to-be-named independent director nominees will be appointed upon the effectiveness of the registration statement of which this prospectus forms a part.

No arrangement or understanding exists between any such Director or Executive Officer and any other persons pursuant to which any Director or Executive Officer was elected as a Director or Executive Officer. Our Directors are elected annually and serve until their successors take office or until their death, resignation or removal. The Executive Officers serve at the pleasure of our Board.

Board of Directors and Executive Officers

Jerry Chi Wai Chan (Mr. Jerry Chan”)

Jerry Chi Wai Chan (Mr. Jerry Chan”) is the Chairman, Executive Director and has served as the Chief Executive Officer of the Company since 2011.

Mr. Jerry Chan has a Bachelor’s Degree in Information Technology from City University of Hong Kong and a Master’s Degree in Business Systems from Monash University. As Chief Executive Officer of MediaOn, Mr. Chan has led the company with a strong vision for innovation and digital transformation. He has spearheaded its growth into a leading, award-winning digital marketing agency, delivering integrated creative solutions across multiple media platforms. His leadership continues to drive the company’s strategic direction and operational excellence.

Jimmy Shui Wai Chan (“Mr. Jimmy Chan”) is an Executive Director and Chief Financial Officer of the Company. Since 2002, Mr. Jimmy Chan has served as an Executive Director and Chief Financial Officer of the Company, the chief executive officer of Vizz Technology Limited and a director of Madcradle Online Limited. Mr. Jimmy Chan has a Bachelor’s Degree in Physics from The Chinese University of Hong Kong and a Master’s Degree in Internet Computer & eCommerce from the University of Hong Kong.

Rico Kai To Chan (“Mr. Rico Chan”) is an Executive Director of the Company. Since November 2022, Mr. Rico Chan has served on the Board of Governors of World Green Organization, an organization that champions programmes for ESG and Climate Actions including ESG Conference in partnership with United Nations ESCAP, Green Office Program, Carbon Neutrality Advisory Services. Between April 2021 and February 2022 Mr. Rico Chan served as the Vice President and Head of APAC Sales for Yahoo Limited. Between October 2018 and March 2021, Mr. Rico Chan served as the Co-head of APAC for Yahoo Limited. Mr. Rico Chan has a Bachelor of Business Administration from The Chinese University of Hong Kong.

Non-Employee Director Nominees

Francis Po Kiu Fong (“Mr. Fong”) will begin serving as an independent Director immediately upon the listing of our Company on the Nasdaq Capital Market. Mr. Fong will serve as the chairman of the nomination committee and as a member of the audit committee.

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Mr. Fong obtained a Bachelor’s Degree in Company Secretaryship and Administration from Hong Kong Polytechnic University. Since 1994 Mr. Fong has served as the Co-Chief Executive Officer and is a director of SIS Mobile Holdings Limited, an IT and communications product distributor.

Willde Nang Fong Ng (“Mr. Ng”) will begin serving as an independent Director immediately upon the listing of our Company on the Nasdaq Capital Market. Mr. Ng will serve as a member of the nomination committee and the compensation committee.

Mr. Ng obtained a [bachelor] of degree in Graphic Design and Advertising from Humber College in Toronto, Canada. Since 2020, Mr. Ng has served as the creative director for Promotional Partners Worldwide, a creative content developer. Between 2014 and 2020, Mr. Ng was a founder and head of planning for Thinking Without Thinking Limited, a marketing and strategy consulting firm.

Annet Yan Yee Kung (“Ms. Kung”) will begin serving as an independent Director immediately upon the listing of our Company on the Nasdaq Capital Market. Ms. Kung will serve as the chairwoman of the audit committee and as a member of the nomination committee and the compensation committee.

Ms. Kung obtained a bachelor’s degree in commerce of accountancy from the University of Melbourne in 2004 and a Masters of Corporate Governance from The Hong Kong Polytechnic University in 2016. Since November 2021, Ms. Kung has served as an owner of and a director of Anphil Company Limited, a secretarial and accounting services company. Since March 2020, Ms. Kung has served as an owner of Annet O.Y. Kung, CPA, an auditing services firm. Ms. Kung also serves as a director of Hong Kong Self Rescue Limited and Huiyuan Revitalise Holding.

Hoi Fat Tse (“Mr. Tse”) will begin serving as an independent Director immediately upon the listing of our Company on the Nasdaq Capital Market. Mr. Tse will serve as the chairman of the compensation committee and member of the audit committee. Since 2012, Mr. Tse has served as the founding partner of Sinno CPA International Limited, an accounting firm. Mr. Tse has a Bachelor’s degree in Business and Administration from The Chinese University of Hong Kong and law degree from the University of London. Mr. Tse also has a Master of Chinese Law from Renmin University of China.

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Family Relationships

None of our directors, director nominees or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Compensation of Executive Directors and Executive Officers

The following table set forth the summary compensation of our Executive Officers and Executive Directors for the financial years ended September 30, 2024 and 2023.

Summary Compensation Table

	Compensation Paid
Name and Principal Position	Year	Salary (US$)	Bonus (US$)

Jerry Chi Wai Chan,	2024	107,692	-
Executive Director and Chief Executive Officer	2023	98,717	-

Jimmy Shui Wai Chan,	2024	46,154	-
Executive Director and Chief Financial Officer	2023	-	-

Rico Kai To Chan, Executive Director	2024	-	-
	2023	-	-

Francis Po Kiu Fong, Independent Director Nominee	2024	-	-
	2023	-	-

Willde Nang Fong Ng, Independent Director Nominee	2024	-	-
	2023	-	-

Annet Yan Yee Kung, Independent Director Nominee	2024	-	-
	2023	-	-

Hoi Fat Tse, Independent Director Nominee	2024	-	-
	2023	-	-

Directors’ Agreements

Each of our Directors has entered into a director’s agreement with our Company effective upon effectiveness of the Registration Statement of which this prospectus forms a part. The terms and conditions of such Directors’ Agreements are similar in all material aspects. Each director’s agreement is for an initial term of one year and will automatically renew for successive one-year terms subject to termination by either party to the agreement upon 60 days’ prior written notice or the equivalent salary in lieu of such notice and until the Director successor is duly elected and qualified. Each Director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, the terms and provisions of his or her director’s agreement will remain in full force and effect. Any director’s agreement may be terminated for any or no reason by the Director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of our Company’s issued and outstanding shares entitled to vote.

Under the Directors’ agreements, we intend to pay the following annual director fees to our Independent Director Nominees:

Director Nominee	Director Fee (USD)
Francis Po Kiu Fong	1,500
Willde Nang Fong Ng	1,500
Annet Yan Yee Kung	2,000
Hoi Fat Tse	1,500

Such director fees are payable on a monthly basis.

In addition, our Directors will be entitled to participate in such share option scheme as may be adopted by our Company, as amended from time to time. The number of options granted, and the terms of those options will be determined from time to time by a vote of the Board; provided that each Director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that Director.

Other than as disclosed above, none of our Directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors, director nominees or executive officers has, during the past 10 years, been involved in any legal proceedings as described in subparagraph (f) of Item 401 of Regulation S-K.

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Composition of Board of Directors

Our board of directors will consist of seven directors, comprising three executive directors and four independent directors upon completion of this offering. There is no shareholding qualification for directors. A director may vote with respect to any contract, proposed contract, or arrangement that he or she may have a material interest in, providing that appropriate disclosures were made to the board of directors in accordance with our Amended and Restated Memorandum and Articles of Association, such director should also always take into account his or her duties as a director. Subject to our Amended and Restated Memorandum and Articles of Association, a director may exercise all the powers of the Company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the Company or of any third party.

Our board of directors has determined that none of our independent directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the rules of Nasdaq.

Status as a Controlled Company and Foreign Private Issuer

We are not required to comply with certain corporate governance requirements as a “controlled company”, and as a “foreign private issuer” as defined by the SEC, we are also permitted to follow home country corporate governance practices in lieu of certain corporate governance practices required by Nasdaq for U.S. domestic issuers. While we will follow many of the corporate governance listing requirements of Nasdaq on a purely voluntary basis, we intend to follow certain home country corporate governance practices in lieu of the certain corporate governance standards of Nasdaq that are applicable to U.S. domestic issuers. For instance, we do not intend to follow Nasdaq Rule 5605(b)(2), which requires independent directors to meet in executive session regularly, without members of management present. Our independent directors may choose to meet in executive session at their discretion. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq Listing Rules. Following our home country governance practices may provide less protection than is accorded to investors under Nasdaq Listing Rules applicable to domestic issuers.

Specifically, the Company intends to follow the provisions of the laws of the Cayman Islands and once adopted in connection with this offering, its Amended and Restated Memorandum and Articles of Association in lieu of certain corporate governance requirements under the Nasdaq Listing Rules:

●	Rule 5605(b)(2), pursuant to which the independent directors must have regularly scheduled meetings at which only independent directors are present.

●	Rule 5635(a), pursuant to which shareholder approval is required in certain circumstances prior to an issuance of securities in connection with the acquisition of the stock or assets of another company.

●	Rule 5635(b), pursuant to which shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company.

However, there are certain Nasdaq Listing Rules that we must comply with, for instance, Nasdaq’s notification of non-compliance requirement (Nasdaq Rule 5625) and the Voting Rights requirement (Nasdaq Rule 5640). Further, we must have a written charter for our audit committee specifying the authority and responsibilities required by Exchange Act Rule 10A-3 and requiring that the audit committee consist of members who meet the independence requirements of Nasdaq Rule 5605(c)(2)(A)(ii).

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We shall take all necessary actions to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the Nasdaq Listing Rules.

Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Duties of Directors

Under Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and, separately, a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (i) duty to act in good faith in what the director or officer believes to be in the best interests of the company and the shareholders as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not fetter the exercise of future discretion; (iv) duty of trusteeship of the company’s assets; (v) duty to exercise independent judgment; (vi) duty not to make secret profits from the office of director; (vii) duty to avoid putting themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (viii) duty to disclose personal interest in contracts involving the company. In connection with this last obligation, our Amended and Restated Memorandum and Articles of Association will provide that a director must disclose the nature and extent of their interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the Nasdaq Listing Rules, such director may vote in respect of any transaction or arrangement in which they have a material interest in and may be counted in the quorum at the meeting, provided that such interest does not affect the ability of the interested director(s) to act bona fide in the best interests of the company. A director of a Cayman Islands company also owes the company duties to exercise independent judgment in carrying out his functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent English and Commonwealth courts have moved toward an objective standard and have confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director and these authorities are likely to be followed in the Cayman Islands. Additionally, directors must exercise the knowledge, skill and experience which they actually possess under Cayman Islands law. We have the right to seek damages if a duty owed by our Directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our Directors is breached. In accordance with the Amended and Restated Memorandum and Articles of Association, the functions and powers of our board of directors include, among others, (i) convening shareholders’ general meetings and reporting its work to shareholders at such meetings, (ii) declaring and paying interim dividends and final dividends in accordance with the respective rights of the shareholders, (iii) appointing and removing any person as chief executive officer, vice-presidents, treasurer, assistant treasurer, executive officers, company secretary or to any office that may be required for the period and on the terms as the directors think fit, and (iv) approving the transfer of shares of our Company, including the registering of such shares in our share register. In addition, in the event of an equality of vote, the chairman of board meetings or general meetings shall have a second or casting vote.

Board Diversity

While we do not have a formal policy on diversity, we seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our board of directors, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity and length of service. Our board of directors believes that diversity promotes a variety of ideas, judgments and considerations to the benefit of our Company and shareholders. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our board of directors.

Committees of the Board of Directors

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to establish an audit committee, a compensation committee and a nomination committee, each of which will operate pursuant to a charter adopted by our Board that will be effective upon the effectiveness of the registration statement of which this prospectus is a part. The Board may also establish other committees from time to time to assist our Company and the Board. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq and SEC rules and regulations, if applicable. Upon our listing on Nasdaq, each committee’s charter will be available on our website at www.mediaondigital.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this prospectus.

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Audit committee

Annet Yan Yee Kung, Francis Po Kiu Fong and Hoi Fat Tse, all of whom are Independent Directors Nominees, will serve on the audit committee, which will be chaired by Annet Yan Yee Kung. Our Board has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board has designated Annet Yan Yee Kung as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;
●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;
●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;
●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;
●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;
●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;
●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;
●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and
●	reviewing earnings releases.

Compensation committee

Hoi Fat Tse, Annet Yan Yee Kung, and Willde Nang Fong Ng, all of whom are Independent Directors Nominees, will serve on the compensation committee, which will be chaired by Hoi Fat Tse. Our Board has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The compensation committee’s responsibilities include:

●	evaluating the performance of our Chief Executive Officer in light of our Company’s corporate goals and objectives and based on such evaluation: (i) recommending to the Board the cash compensation of our Chief Executive Officer, and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;
●	reviewing and recommending to the Board the cash compensation of our other Executive Officers;
●	reviewing and establishing our overall management compensation, philosophy and policy;
●	overseeing and administering our compensation and similar plans;
●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq;
●	retaining and approving the compensation of any compensation advisors;
●	reviewing and approving our policies and procedures for the grant of equity-based awards;
●	reviewing and recommending to the Board the compensation of our Directors; and
●	preparing the compensation committee report required by SEC rules, if and when required.

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Nomination committee

Francis Po Kiu Fong, Annet Yan Yee Kung and Willde Nang Fong Ng, all of whom are Independent Directors Nominees, will serve on the nomination committee, which will be chaired by Francis Po Kiu Fong. Our Board has determined that each member of the nomination committee is “independent” as defined in the applicable Nasdaq. The nomination committee’s responsibilities include:

●	developing and recommending to the Board’s criteria for board and committee membership;
●	establishing procedures for identifying and evaluating Director candidates, including nominees recommended by stockholders; and
●	reviewing the composition of the Board to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nomination committee and Board will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and Board’s priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Corporate Governance

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to adopt a formal policy regarding board diversity and our nomination committee and Board will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and Board’s priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Code of Business Conduct and Ethics

We intend to adopt a code of business conduct and ethics immediately upon listing, which will be applicable to all of our directors, executive officers and employees. Such code of business conduct and ethics requires all our directors, executive officers and employees to avoid any action or position where their own interests may conflict, or appear to conflict, with the interests of the Company.

Insider Trading Policies

Effective October 23, 2000, the SEC adopted rules related to insider trading. One of these rules, Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, provides an exemption to the insider trading rules in the form of an affirmative defense. Rule 10b5-1 recognizes the creation of formal programs under which executives and other insiders may sell the securities of publicly traded companies on a regular basis pursuant to written plans that are entered into at a time when the plan participants are not aware of material non-public information and that otherwise comply with the requirements of Rule 10b5-1.

Our Board has adopted an insider trading policy that allows insiders to sell securities of our Company pursuant to pre-arranged trading plans.

Compensation of Directors and Executive Officers

Under Cayman Islands law, we are not required to disclose the compensation paid to our executive officers on an individual basis and we have not otherwise disclosed this information elsewhere.

Outstanding Equity Awards at Fiscal Year-End

We have not yet adopted any incentive plans, cash incentive or performance-based compensation programs, and have not granted any equity awards to our directors or executive officers during the years ended September 30, 2024 and 2023.

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PRINCIPAL SHAREHOLDERS AND SELLING SHAREHOLDER

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Class A Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the Class A Ordinary Share offered in this offering for:

●	each of our directors, director nominees and executive officers who beneficially own our Class A Ordinary Shares; and
●	each person known to us to own beneficially more than 5.0% of our Class A Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on 7,000,000 Class A Ordinary Shares and 33,000,000 Class B Ordinary Shares outstanding as of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering includes Ordinary Shares outstanding immediately after the completion of this offering.

The number and percentage of Ordinary Shares beneficially owned after the offering are based on 9,500,000 Class A Ordinary Shares outstanding following the sale of 2,5000,000 Class A Ordinary Shares in the offering and 33,000,000 Class B Ordinary Shares outstanding. The following table assumes that the over-allotment option is not being exercised by the underwriter and none of our officers, directors or 5% or greater beneficial owners of our Ordinary Shares will purchase shares in this offering. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of either our Class A Ordinary Shares or Class B Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Class A Ordinary Shares and/or Class B Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Class A Ordinary Shares and Class B Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

	Beneficial Ownership Prior to the Offering			Beneficial Ownership After the Offering
	Class A Ordinary Shares	Class B Ordinary Shares	% of Aggregate Voting	Class A Ordinary Shares	Class B Ordinary Shares	% of Aggregate Voting
Name of Beneficial Owner	Number	Number	Power(4)	Number	Number	Power(5)
Directors and Executive Officers(1):
Jerry Chi Wai Chan		33,000,000	97.92%		33,000,000	97.20%
Jimmy Shu Wai Chan	—	33,000,000	97.92%	—	33,000,000	97.20%
Rico Kai To Chan	—	—	—	—	—	—
Francis Po Kiu Fong	—	—	—	—	—	—
Willde Nang Fong Ng	—	—	—	—	—	—
Annet Yan Yee Kung	—	—	—	—	—	—
Hoi Fat Tse	—	—	—	—	—	—
Directors and executive officers as a group		33,000,000	97.92%	—	33,000,000	97.20%
5% of Greater Shareholders:
Tech Vision Investment Limited		33,000,000	97.92%	—	33,000,000	97.20%

(1)	Tech Vision Investment Limited is wholly owned by Vizz Technology Limited, a Hong Kong company and indirectly wholly owned by Vizz Group (Holding) Limited, a Hong Kong company.
(2)	Mr. Jerry Chi Wai Chan is a director of and owns 5.18% of Vizz Group (Holding) Limited and is deemed to be the beneficial owner of the shares held by Tech Vision Investment Limited.
(3)	Mr. Jimmy Shu Wai Chan is a director of and owns 36.09% of Vizz Group (Holding) Limited and is deemed to be the beneficial owner of the shares held by Tech Vision Investment Limited.
(4)	Calculated based on total outstanding Ordinary Shares of 40,000,000 prior to this offering, of which 33,000,000 are Class B Ordinary Shares and 7,000,000 are Class A Ordinary Shares.
(5)	Calculated based on total outstanding Ordinary Shares of 42,500,000 after this offering, assuming that no over-allotment option is exercised, of which 33,000,000 are Class B Ordinary Shares and 9,500,000 are Class A Ordinary Shares.

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Selling Shareholder

This prospectus covers the offering of 1,800,000 Class A Ordinary Shares by the Selling Shareholder, which consists of all of the Class A Ordinary Shares held by the Selling Shareholder. The Ordinary Shares owned by the Selling Shareholder are “restricted” securities under applicable United States federal and state securities laws and are being registered pursuant to this prospectus to enable the Selling Shareholder the opportunity to sell those Ordinary Shares.

The following table sets forth the name of the Selling Shareholder, the number and percentage of Ordinary Shares beneficially owned by the Selling Shareholder, the number of Ordinary Shares that may be sold in this offering and the number and percentage of Ordinary Shares the Selling Shareholders will own after the offering. The information appearing in the table below is based on information provided by or on behalf of the named Selling Shareholders. We will not receive any proceeds from the sale of the Ordinary Shares by the Selling Shareholders.

Name of Selling Shareholder	Class A Ordinary Shares Beneficially Owned Prior to this offering	Percentage Ownership Prior to this offering(1)	Number of Class A Ordinary Shares to be Sold	Number of Class A Ordinary Shares Owned After this offering	Percentage Ownership After this offering(1)
Magic Summit Ventures Ltd. (2)	1,800,000	4.5%	1,800,000	—	—%

(1)	Based on 40,000,000 Ordinary Shares issued and outstanding immediately prior to the offering and based on 42,500,000 Ordinary Shares to be issued and outstanding immediately after the offering.
(2)	Yuk Tong Lam is a sole director and shareholder of Magic Summit Ventures Limited.

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RELATED PARTY TRANSACTIONS

We have adopted an audit committee charter, which requires the committee to review all related party transactions on an ongoing basis and all such transactions be approved by the committee.

Set forth below are related party transactions of our Company for the three years ended September 30, 2024, 2023 and 2022, which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related party transactions under Hong Kong law.

		Year ended September 30,
		2024	2023	2022 (unaudited)

Due from related parties consist of the following:
Due from related companies
Madcradle Online Limited	Purchase of media cost to/from related company, working capital	$-	$834,957	-
Maxzer Limited	Purchase of media cost to/from related company, working capital	109,418	181,683	46,560
MGV Innovation Limited	Purchase of media cost to/from related company, working capital	56,504	30,776	-
Vizz Group (Holdings) Ltd.	Working capital	1,566,668	1,528,824	990,078

		$1,732,590	2,576,240	1,036,638

Due to related parties consist of the following:
Due to related companies:
Madcradle Online Limited	Purchase of media cost to/from related company, working capital	$429,648	$-	$453,947
Vizz Technology Limited	Purchase of media cost to/from related company, working capital	496,060	573,964	411,943
		$925,708	$573,964	$865,890
Due to directors:
Chan Shu Wai	Settlement for related companies, Working capital	555,013	2,248,218	2,179,654
Chan Chi Wai	Working capital	76,508	129,638	42,398
		$631,521	$2,377,856	$2,222,052

Additional information about related party transactions:

	Year ended September 30,
	2024	2023	2022 (unaudited)

Revenue from related parties	$27,094	$24,460	$14,844
Management fee accrued to Vizz Technology Limited	$76,798	$153,237	$214,758
Lease from related parties	$100,605	$93,890	$79,930
Lease termination expenses	$21,859	$-	$-
Cost of sales to related parties	$1,522	$7,683	$37,077

Nature of relationships with related parties

Name	Relationship with the Group
Maxzer Limited	Under the common control of Mr. Chan Shu Wai Jimmy, common director, shareholder and CFO
Madcradle Online Limited	Under the common control of Mr. Chan Shu Wai Jimmy, common director, shareholder and CFO
MGV Innovation Limited (formerly known as Vizz Solutions Limited)	Under the common control of Mr. Chan Shu Wai Jimmy, common director, shareholder and CFO
Vizz Technology Limited	Under the common control of Mr. Chan Shu Wai Jimmy, common director, shareholder and CFO
Vizz Group (Holdings) Limited	Under the common control of Mr. Chan Shu Wai Jimmy, common director, shareholder and CFO
Timway Limited	Under the common control of Mr. Chan Shu Wai Jimmy, common director, shareholder and CFO
MuseLife Hong Kong Limited	Under the common control of Mr. Chan Shu Wai Jimmy, common director, shareholder and CFO
Unience Limited	Under the common control of Mr. Chan Shu Wai Jimmy, common director, shareholder and CFO and, Mr. Chan Chi Wai Jerry, common director, shareholder and CEO
Mr. Chan Shu Wai Jimmy	Common director, shareholder and CFO
Mr. Chan Chi Wai Jerry	Common director, shareholder, chairman and CEO
Mr. Chan Shu Kin Peter	Director and shareholder of related party

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DESCRIPTION OF SHARE CAPITAL

We are an exempted company incorporated in the Cayman Islands with limited liability and our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, as amended from time to time, the Companies Act (as amended) of the Cayman Islands (the “Companies Act”), and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$40,000 divided into [300,000,000] Class A Ordinary Shares of a par value of US$0.0001 each, and [100,000,000] Class B Ordinary Shares of a par value of US$0.0001 each. As of the date of this prospectus, there are [7,000,000] Class A Ordinary Shares and [33,000,000] Class B Ordinary Shares issued and outstanding.

Our shareholders intend to adopt an Amended and Restated Memorandum and Articles of Association, which will become effective and replace our current Memorandum and Articles of Association in its entirety upon completion of this offering.

The following are summaries of material provisions of the Amended and Restated Memorandum and Articles of Association that we expect to become effective upon completion of this offering, insofar as they relate to the material terms of our Class A Ordinary Shares.

Ordinary Shares. Our Ordinary Shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at the general meetings, and each Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at the general meetings. Our Ordinary Shares are issued in registered form and are issued when registered in its register of members. All of our outstanding shares are fully paid and non-assessable, they are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our Class A Ordinary Shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act. Further, although our shareholders have the right to declare dividends by way of ordinary resolution, no dividend shall exceed the amount recommended by our directors. Our Amended and Restated Memorandum and Articles of Association will provide that the directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied. Under Cayman Islands law, our Company may pay a dividend out of either profit or the credit standing in our Company’s share premium account or as otherwise permitted by the Companies Act, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

Voting Rights. Voting at any general meeting shall be by poll. Subject to any rights and restrictions attached to any shares, on a poll, every shareholder present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorised representative shall have (i) one vote for every Class A Ordinary Share of which he is the holder and (ii) ten (10) votes for every Class B Ordinary Share of which he is the holder

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the Ordinary Shares at a meeting. Holders of Ordinary Shares may, among other things, divide or combine their shares by ordinary resolution, whereas, a special resolution will be required for important matters such as a change of name or making changes to our Amended and Restated Memorandum and Articles of Association.

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General Meetings of Shareholders. We are not obliged by the Companies Act to call shareholders’ annual general meetings as a Cayman Islands exempted company. Our Amended and Restated Memorandum and Articles of Association will provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the respective notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our board of directors.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least ten (10) clear days is required for the convening of our annual general meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Amended and Restated Memorandum and Articles of Association will provide that upon the requisition of shareholders representing, as at the date of the deposit of the requisition, in aggregate not less than [one-third] of the votes attaching to the issued and outstanding shares of our Company that as at the date of the deposit entitled to vote at general meetings, our chairman or board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting.

Transfer of Ordinary Shares. Subject to the restrictions set out in our Amended and Restated Memorandum and Articles of Association, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Liquidation. On the winding up of our Company, assets available for distribution amongst our shareholders shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our Company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay the whole of the share capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least fourteen (14) clear days prior to the specified time or times of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. Subject to the Companies Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. We may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders.

Under the Companies Act, the redemption or repurchase of any share may be paid out of our profits, out of the share premium account, or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration.]

Modification of Rights of Shares. If at any time our share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class), whether or not our Company is being wound-up, may be varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

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Issuance of Additional Shares. Our Amended and Restated Memorandum and Articles of Association authorize its board of directors to issue additional Ordinary Shares from time to time as the board of directors shall determine, to the extent out of available authorized but unissued Ordinary Shares.

Our Amended and Restated Memorandum and Articles of Association also authorize its board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, conversion rights, voting rights; and

●	the terms of redemption and liquidation preferences.

Our Company’s board of directors may issue preferred shares without action by its shareholders to the extent out of authorized but unissued preferred shares. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Inspection of Books and Records. Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our corporate records (except for the Amended and Restated Memorandum and Articles of Association of our Company, any special resolutions passed by our Company and the register of mortgages and charges of our Company).

Anti-Takeover Provisions. Some provisions of our Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors must only exercise the rights and powers granted to them under our Amended and Restated Memorandum and Articles of Association for a proper purpose and act bona fide in the best interests of our Company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

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“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number representing three-fourths in value of the creditors or class of creditors, or is approved by three-fourths in value of the shareholders or class of shareholders, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

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●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of not less than 90.0% in value of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholder;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Amended and Restated Memorandum and Articles of Association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we intend to enter into indemnification agreements with our directors and executive officers prior to the completion of this offering, that provide such persons with additional indemnification beyond that provided in our Amended and Restated Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Resolution. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our Amended and Restated Articles of Association provide that any ordinary or special resolution of shareholders and any other action that may be taken by the shareholders at a meeting may also be taken by a resolution consented to in writing, without the need for any notice, by all shareholders who would have been entitled to attend and vote at a meeting called for the purpose of passing such a resolution or taking any other action.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting. However, these rights may be provided in a company’s articles of association. Our Amended and Restated Articles of Association allow our shareholders holding at the date of deposit of requisition shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our Company that as at the date of the deposit entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our chairman or board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. As an exempted Cayman Islands company, we may but are not obliged by law to call shareholders’ annual general meetings. See “Our Amended and Restated Memorandum and Articles of Association-General Meetings of Shareholders.” for more information on the rights of our shareholders’ rights to put proposals before the annual general meeting.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our Amended and Restated Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Amended and Restated Articles of Association, directors may be removed by the affirmative vote of the directors then in office or by an ordinary resolution of our shareholders. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from the board of directors, is absent from meetings of the board of directors for three consecutive meetings and the board of directors resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provisions of our Amended and Restated Memorandum and Articles of Association.

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Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our Amended and Restated Articles of Association, our Company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our Amended and Restated Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our Amended and Restated Memorandum and Articles of Association, our Amended and Restated Memorandum and Articles of Association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Transfer Agent and Registrar

The U.S. transfer agent and registrar for the Ordinary Shares is VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598; telephone: 212-828-8436, toll-free: 855-9VSTOCK.

History of Securities Issuances

The following is a summary of the securities issuances by our Company since its inception. None of transactions set forth below involved any underwriter, underwriting discounts or commissions, or any public offering. We believe that each of the following transactions was exempt from registration under the Securities Act in reliance on Regulation S or Rule 701 under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering.

The table below illustrates the breakdown of Ordinary Shares issued on July 29, 2024 to each of our shareholders as of the date of this prospectus.

Name of shareholder	Number of Ordinary Shares allotted and issued
Tech Vision Investments Limited	33,000,000 Class B Ordinary Shares
Rich Choice Ventures Limited	2,000,000 Class A Ordinary Shares
Meta World Group Limited	2,000,000 Class A Ordinary Shares
Distinctive Idea Enterprise Limited	1,200,000 Class A Ordinary Shares
Magic Summit Ventures Limited	1,800,000 Class A Ordinary Shares
Total:	40,000,000 Ordinary Shares

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CERTAIN CAYMAN ISLANDS COMPANY CONSIDERATIONS

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies in the Cayman Islands;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue no par value, negotiable or bearer shares;

●	an exempted company may obtain an undertaking against the imposition of any future taxation;

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of our Company.

Register of Members

Under the Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of our members, and a statement of the shares held by each member distinguishing each share by its number (so long as the share has a number), confirming the amount paid or agreed to be considered as paid on the shares of each member, confirming the number and category of shares held by each member, and confirming whether each relevant category of shares held by a member carries voting rights under the articles of association of our Company, and if so, whether such voting rights are conditional);

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

Under the Companies Act, the register of members of our Company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of the Companies Act to have legal title to the shares as set against its name in the register of members. Upon completion of this offering, we will perform the procedure necessary to immediately update the register of members to record and give effect to the issuance of shares by us to the depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our Company, the person or member aggrieved (or any member of our Company or our Company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

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Anti-Money Laundering – Cayman Islands

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection – Cayman Islands

We have certain duties under the Data Protection Act (as amended) of the Cayman Islands (the “Data Protection Act”) based on internationally accepted principles of data privacy.

Introduction

This privacy notice puts our shareholders on notice that through your investment in our Company you will provide us with certain personal information which constitutes personal data within the meaning of the Data Protection Act (“personal data”). In the following discussion, the “company” refers to us and our affiliates and/or delegates, except where the context requires otherwise.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the Data Protection Act and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the Data Protection Act, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the Data Protection Act or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in our Company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

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How our Company May Use a Shareholder’s Personal Data

Our Company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

(a)	where this is necessary for the performance of our rights and obligations under any purchase agreements;
(b)	where this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering requirements); and/or
(c)	where this is necessary for the purpose of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the Data Protection Act.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

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SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have [9,500,000] Class A Ordinary Shares and 33,000,000 Class B Ordinary Shares issued.

All of the shares sold in this offering by our Company and by the Selling Shareholder will be freely transferable in the United States, without restriction or further registration under the Securities Act, by persons other than our “affiliates.” Rule 144 of the Securities Act defines an “affiliate” of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our Company. All of our shares outstanding immediately prior to the completion of this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities may be sold only if they are the subject of an effective registration statement under the Securities Act or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 promulgated under the Securities Act, which rule is summarized below. Restricted shares may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of our shares acquired in this offering by our affiliates.

Sales of substantial amounts of our shares in the public market could adversely affect prevailing market prices of our shares. Prior to this offering, there has been no public market for our shares, and while we intend to apply for the listing of our shares on the Nasdaq, we cannot assure you that a regular trading market will develop in the shares.

Lock-Up Agreements

We have agreed with the underwriter, for a period of 12 months days after the date of this prospectus, subject to certain exceptions not to (1) offer, sell, issue, pledge, contract to sell, contract to purchase, grant any option, right or warrant to purchase, lend, make any short sale or otherwise transfer or dispose of, directly or indirectly, any shares or any other securities so owned convertible into or exercisable or exchangeable for shares, (2) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of the shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of shares or such other securities, in cash or otherwise, or (3) file any registration statement with the SEC relating to the offering of any shares or any securities convertible into or exercisable or exchangeable for Shares, or publicly disclose the intention to take any such action.

Furthermore, each of our Directors and Executive Officers, has also entered into a similar lock-up agreement with the underwriter for a period of 12 months days from the date of this prospectus, subject to certain exceptions, with respect to our shares, and securities that are substantially similar to our shares. Our 5% or greater shareholders have entered into similar lock-up arrangements for a 6-month period.

We cannot predict what effect, if any, future sales of our shares, or the availability of shares for future sale, will have on the trading price of our shares from time to time. Sales of substantial amounts of our shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our shares.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, persons who are not our affiliates and have beneficially owned our shares for more than six months but not more than one year may sell such shares without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our shares for more than one year may freely sell our shares without registration under the Securities Act. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares), and have beneficially owned our shares for at least six months, may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

●	1.0% of the then outstanding shares; or

●	the average weekly trading volume of our shares during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC by such person.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. In addition, in each case, these shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Resale Prospectus

As described in the Explanatory Note to the registration statement of which this prospectus forms a part, the registration statement also contains the Resale Prospectus to be used in connection with the potential resale by the Resale Shareholders of our shares held by them. These shares have been registered to permit public resale of such shares, and the Resale Shareholders may offer the shares for resale from time to time pursuant to the Resale Prospectus. The Resale Shareholders may also sell, transfer or otherwise dispose of all or a portion of their shares in transactions exempt from the registration requirements of the Securities Act or pursuant to another effective registration statement covering those shares. The Resale Shareholder will not sell any of the Resale Shares until such shares are listed on NASDAQ.

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EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts, which are expected to be incurred by us in connection with the offer and sale of the shares by us and the Selling Shareholders. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and the Nasdaq listing fee, all amounts are estimates.

SEC Registration Fee	US$	15,000
FINRA Filing Fee	US$	10,000
Nasdaq Listing Fee	US$	50,000
Printing and engraving expenses	US$	15,000
Legal fees and expenses	US$	498,500
Consulting fee	US$	500,000
Miscellaneous	US$	161,500
Total	US$	1,250,000

These expenses will be borne by us.

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MATERIAL TAX CONSIDERATIONS

The following summary of certain Cayman Islands and U.S. federal income tax consequences of an investment in our shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands and the United States. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Harney Westwood & Riegels, our counsel as to Cayman Islands law.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our shares, nor will gains derived from the disposal of our shares be subject to Cayman Islands income or corporation tax. There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

Economic Substance Legislation of the Cayman Islands

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2024 Revision) (the “Cayman Islands ES Act”) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. Under the Cayman Islands ES Act, if a company is considered to be a “relevant entity” and is conducting one or more of the nine “relevant activities” then that company will be required to comply with the economic substance requirements in relation to the relevant activity from 1 July 2019. All companies whether a relevant entity or not is required to file an annual report in the Cayman Islands with the Companies Registry confirming whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our shares by U.S. Holders (as defined below) that acquire our shares in this offering and hold our shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our shares.

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General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our shares.

Dividends

The entire amount of any cash distribution paid with respect to our shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a USD amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into USD on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that USD value. If such dividends are converted into USD on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into USD on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its USD value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into USD on a date subsequent to receipt.

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Sale or Other Disposition of Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such shares, each amount determined in USD. Any capital gain or loss will be long-term capital gain or loss if the shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives Hong Kong dollars or another currency other than USD on the disposition of our shares will realize an amount equal to the USD value of the non-U.S. currency received at the spot rate on the date of sale (or, if the shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the USD value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the USD value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill and taking into account the expected proceeds from this offering) and the expected market price of our shares following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our Company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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If we are a PFIC for any taxable year during which a U.S. Holder holds our shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we intend to apply for the listing of our shares on the Nasdaq, we cannot guarantee that our listing will be approved. Furthermore, we cannot guarantee that, once listed, our shares will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of shares held at the end of the taxable year over its adjusted tax basis of such shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the shares held at the end of the taxable year over the fair market value of such shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Hong Kong Tax Considerations

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of capital assets, such as our Ordinary Shares. Hence, there is no withholding tax on capital gains from sale of our Ordinary Shares. However, revenue gains from the sale of assets by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax which is levied on a two-tiered profits tax rate basis, with the first HK$2 million of assessable profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and assessable profits exceeding the first HK$2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses from the year of assessment commencing on or after April 1, 2018. There is no bilateral tax treaty between Hong Kong and the United States.

Dividends

Hong Kong does not impose tax on dividends. Furthermore, dividends received from foreign companies are not taxable as they are foreign-source income. Hence, there is no withholding tax on dividends received in respect of our Ordinary Shares unless such dividends are attributable to a trade, profession or business carried on in Hong Kong.

Stamp Duty

Hong Kong stamp duty is generally payable on the transfer of “Hong Kong stock.” The term “stocks” refers to stock in companies incorporated in Hong Kong, as widely defined under the Stamp Duty Ordinance (Cap. 117 of the laws of Hong Kong), or SDO, and includes shares. However, our Ordinary Shares are not considered “Hong Kong stocks” under the SDO since the transfer of the Ordinary Shares are not required to be registered in Hong Kong given that the books for the transfer of Ordinary Shares are located in the United States. The transfer of Ordinary Shares is therefore not subject to stamp duty in Hong Kong.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN THE OUR SHARES IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

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UNDERWRITING

We have entered into an underwriting agreement dated [●], with Joseph Stone Capital, LLC, or the Representative, acting as the lead managing underwriter and book-runner with respect to the shares subject to this offering. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase from us, on a firm commitment basis, the number of shares set forth opposite its name below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus:

Name	Number of shares
Joseph Stone Capital, LLC	[●]
Total

The underwriter is offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriter is obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken.

The Representative has advised us that it proposes to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$[●] per share. The underwriter may allow, and certain dealers may re-allow, a discount from the concession not in excess of US$[●] per share to certain brokers and dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the Representative. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The securities are offered by the underwriter as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriter has informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Discounts, Commission and Expenses

The underwriting discounts are 7.5% of the initial public offering price.

The following table shows the price per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us.

Total
Per Share
Public offering price	US$	[●]
Underwriting discounts and commissions to be paid by us:	US$	[●]
Proceeds, before expenses, to us	US$	[●]

We will also pay to the Representative by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to one and a half percent (1.5%) of the gross proceeds received by us from the sale of the shares.

Additionally, the Company paid a $45,000 advisory fee upon execution of the engagement letter with the Representative and shall pay an additional $40,000 to the Representative upon public filing of this registration statement.

We have agreed to reimburse the Representative up to a maximum of US$180,000 for out-of-pocket accountable expenses (including the legal fees and other disbursements as disclosed below).

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The Company will be responsible for and pay all expenses relating to the Offering, including, without limitation, (a) all filing fees and communication expenses relating to the registration of the Shares to be sold in the Offering (including the Over-allotment Shares) with the Commission; (b) all corporate finance department filing fees associated with the review of the Offering by FINRA; all fees and expenses relating to the listing of such Shares on the Nasdaq Capital Market, the Nasdaq National Market or the NYSE American US and on such other stock exchanges as the Company and JSC together determine; (c) all fees, expenses and disbursements relating to background checks of the Company’s officers and directors; (d) all fees, expenses and disbursements relating to the registration, qualification or exemption of such Shares under the securities laws of such foreign jurisdictions as JSC may reasonably designate; (e) the costs of all mailing and printing of the underwriting documents (including, without limitation, the Underwriting Agreement, any Blue Sky Surveys and, if appropriate, any Agreement Among Underwriters, Selected Dealers’ Agreement, Underwriters’ Questionnaire and Power of Attorney), Registration Statements, Prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final Prospectuses as JSC may reasonably deem necessary; (f) the costs and expenses of the public relations firm referred to in Paragraph 12(h) hereof; (g) the costs of preparing, printing and delivering certificates representing the Shares; (h) fees and expenses of the transfer agent for the Shares; (i) stock transfer and/or stamp taxes, if any, payable upon the transfer of securities from the Company to JSC; (j) the costs associated with post-Closing advertising the Offering in the national editions of the Wall Street Journal and New York Times; (k) the costs associated with bound volumes of the public offering materials as well as commemorative mementos and lucite tombstones, each of which the Company or its designee will provide within a reasonable time after the Closing in such quantities as JSC may reasonably request; (I) the fees and expenses of the Company’s accountants; (m) the fees and expenses of the Company’s legal counsel and other agents and representatives;(n) translation cost for due diligence purposes, the reasonable cost for roadshow meetings and the preparation of a power point presentation; ( o) up to $180,000 to cover JSC’s accountable expenses for the Offering, including reasonable, out-of-pocket expenses (including, but not limited to, travel, communication, due diligence, and legal counsel fees and expenses etc.) in connection with the performance of its services hereunder, regardless of whether a Transaction occurs (the “Accountable Expenses”).

We estimate that the total expenses of the offering payable by us, excluding the underwriter’ discount and commissions and non-accountable expense allowance will be approximately US$1,500,000 including a maximum aggregate reimbursement of US$180,000 of the Representative’s accountable expenses.

Lock-Up Agreements

Our Executive Officers and Directors have agreed to a 12 month “lock-up” period from the closing of this offering with respect to the shares that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that are currently outstanding or which may be issued. Our 5% or more shareholders have agreed to 6 a month lock-up period. This means that, for a period of 12 months or 6 months, as the case may be, following the closing of the offering, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the Representative.

The Representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the Representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

Tail Fee

We have also agreed to pay the Representative a cash fee equal to seven and a half percent (7.5%) of the gross proceeds received by the Company (“Tail Fee”) in a transaction or series of transactions in which the Representative did not act as at least exclusive lead US underwriter or placement agent (each of such transactions, a “Tail Financing”) in which the Company’s securities are sold by the Company or any of its affiliates to an investor which the Representative contacted or introduced to the Company during the Engagement Period (as defined below), provided that such Tail Financing is consummated within 12 months after the Engagement Period. In compliance with FINRA Rule 5110(g)(5)(B), the Tail Fee will be terminated upon the Company’s termination of the Underwriting Agreement for cause, in which case the Company will not be responsible for paying for the Tail Fee unless a Tail Financing is consummated within the Engagement Period.

“Engagement Period” means the period beginning on July 25, 2024 and terminable after December 30, 2025, after which either Company or the Representative have the right to terminate the engagement upon 30 days’ prior written notice.

Right of First Refusal

For a period of 12 months from the completion of this offering, we have granted the Representative the right of first refusal to act as sole managing underwriter and sol book runner, sole placement agent or sole sales agent with respect to any public or private equity, equity-linked or debt offering for which the Company retains the services of an underwriter, agent, advisor, finder or other person in connection with such offering by the Company and/or any of its subsidiaries.

Nasdaq

We will apply to have our shares approved for listing on the Nasdaq under the symbol “MEON.” We make no representation that such application will be approved or that our shares will trade on such market either now or at any time in the future; notwithstanding the foregoing, we will not close this offering unless such shares will be listed on the Nasdaq at the completion of this offering.

112

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by Representative or by its affiliates. Other than the prospectus in electronic format, the information on the Representative’s website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Representative in its capacity as an underwriter, and should not be relied upon by investors.

Any underwriter who is a qualified market maker on the Nasdaq may engage in passive market making transactions on the Nasdaq in accordance with Rule 103 of Regulation M, during the Business Day prior to the pricing of the offering, before the commencement of offers or sales. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

No Prior Public Market

Prior to this offering, there has been no public market for our securities and the public offering price for our shares will be determined through negotiations between us and the Representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Representative believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. The offering price for our shares in this offering has been arbitrarily determined by our Company in its negotiations with the underwriter and does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of our Company.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriter to bid for and to purchase our shares. As an exception to these rules, the underwriter may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our shares. The underwriter may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

● Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

● Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the overallotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriter will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriter are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

● Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriter in order to reduce a short position incurred by the managing underwriter on behalf of the underwriter.

● A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore was not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our shares or preventing or retarding a decline in the market price of our shares. As a result, the price of our shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the prices of our shares. These transactions may occur on the Nasdaq. If any of these transactions are commenced, they may be discontinued without notice at any time.

Other Relationships

The underwriter and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriter and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses. In addition, in the ordinary course of their business activities, the underwriter and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank borrowings) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriter and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Offers outside the United States

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the shares offered by this prospectus in any jurisdiction where action for that purpose is required. The shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

113

LEGAL MATTERS

The validity of the shares offered in this offering and certain legal matters as to Cayman Islands law will be passed upon for us by Harney Westwood & Riegels.

We are being represented by Schlueter & Associates with respect to certain legal matters of U.S. federal securities.

We are being represented by Cheung, Yeung & Lee, Solicitors with respect to certain legal matters of Hong Kong law.

We are being represented by The Alpha Law Firm with respect to certain legal matters of China law.

Certain legal matters of United States federal securities laws in connection with this offering will be passed upon for the underwriter by Sichenzia Ross Ference Carmel LLP.

114

EXPERTS

The financial statements as of September 30, 2024 and 2023, and for each of the two years in the period ended September 30, 2024 included in this prospectus have been audited by TAAD LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon the authority of such firm as experts in accounting and auditing. The office of TAAD LLP is located at 20955 Pathfinder Road, Suite 370, Diamond Bar, CA 91765.

115

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying shares to be sold in this offering. For the purposes of this section, the term “registration statement” means the original registration statement and any and all amendments thereto including the schedules and exhibits to the original registration statement or any amendment. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our shares.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC, including the registration statement, can be obtained over the Internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our Executive Officers, Directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. As we are a foreign private issuer, we will be required to file our annual report on Form 20-F within 120 days of the end of each year. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders.

116

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS

Cayman Islands’ laws do not prohibit or restrict a company from indemnifying its directors and officers against personal liability for any loss they may incur arising out of our Company’s business, except to the extent such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The indemnity extends only to liability for their own negligence and breach of duty other than breaches of fiduciary duty and not where there is evidence of dishonesty, willful default or fraud.

Our Amended Memorandum and Articles of Association permits, to the fullest extent permissible under Cayman Islands law, indemnification of our Executive Officers and Directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by them, other than by reason of their own dishonesty, willful default or fraud, in connection with the execution or discharge of their duties, powers, authorities or discretion as Directors or Executive Officers of our Company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by them in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in the Cayman Islands or elsewhere.

We intend to enter into indemnification agreements with each of our Directors and Executive Officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Cayman Islands law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, subject to our Company reserving its rights to recover the full amount of such advances in the event that he or she is subsequently found to have been negligent or otherwise have breached his or her trust or fiduciary duties to our Company or to be in default thereof, or where the Cayman Islands courts have declined to grant relief.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our Executive Officers and Directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, Executive Officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we have issued and sold the following securities without registering such securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriter were involved in these issuances of securities.

Shares

Allottee	Date of Sale or Issuance	Number of Securities

Tech Vision Investments Limited	July 29, 2024	33,000,000 Class B Ordinary Shares
Rich Choice Ventures Limited	July 29, 2024	2,000,000 Class A Ordinary Shares
Meta World Group Limited	July 29, 2024	2,000,000 Class A Ordinary Shares
Distinctive Idea Enterprises Limited	July 29, 2024	1,200,000 Class A Ordinary Shares
Magic Summit Ventures Limited	July 29, 2024	1,800,000 Class A Ordinary Shares

II-1

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Exhibits

See “Exhibit Index” beginning on page II-4 of this registration statement.

(b)	Financial Statement Schedules

All supplement schedules are omitted because of the absence of conditions under which they are required or because the data is shown in the financial statements or notes thereto.

ITEM 9. UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement, unless the information required to be included in a post-effective amendment by paragraphs (i), (ii) and (iii) below is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of a prospectus filed pursuant to Rule 424(b) that is part of the registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933, as amended, need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

II-2

5. That, for the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser.

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

6. That, for the purpose of determining liability of a registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of an undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of an undersigned registrant or used or referred to by an undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about an undersigned registrant or its securities provided by or on behalf of an undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by an undersigned registrant to the purchaser.

7. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

II-3

EXHIBIT INDEX

Exhibit No.	Description of document
1.1**	Form of Underwriting Agreement
3.1*	Amended and Restated Memorandum of Association and Form of Amended and Restated Articles of Association of the Registrant
5.1**	Form of Opinion of Harney Westwood & Riegels regarding the validity of securities being registered
5.2**	Form of Opinion of Cheung, Yeung & Lee, Solicitors regarding Hong Kong legal matters
5.3**	Form of Opinion of The Alpha Law Firm regarding the PRC legal matters
8.1**	Form of Opinion of Harney Westwood & Riegels regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
10.1*	Livi Bank Limited and Mediaon Limited Banking Facilities Letter dated August 23, 2023
10.2*	Hang Seng Bank and Mediaon Limited Banking Facilities Letter dated June 18, 2021
10.3*	Hang Seng Bank and Mediaon Limited Banking Facilities Letter dated December 23, 2020
10.4*	Form of Directors Agreement
14*	Form of Code of Ethics of the Registrant
21.1*	Form of List of Subsidiaries of the Registrant
23.1**	Form of Consent of TAAD LLP
23.2**	Form of Consent of Harney Westwood & Riegels (included in Exhibit 5.1)
23.3**	Form of Consent of Cheung, Yeung & Lee, Solicitors (included in Exhibit 5.2)
23.4*	Consent from Frost & Sullivan
24.1	Form of Power of Attorney (included on signature pages)
99.1*	Consent of Francis Po Kiu Fong to be a director nominee
99.2*	Consent of Willde Nang Fong Ng to be a director nominee
99.3*	Consent of Annet Yan Yee Kung to be a director nominee
99.4*	Consent of Hoi Fat Tse to be a director nominee
107**	Registration Fee Table

* Submitted herewith

** To be filed by amendment

II-4

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on [●], 2025.

MEDIAON GROUP INC.

By:	/s/ Jerry Chi Wai Chan
Name:	Jerry Chi Wai Chan
Title:	Executive Director and Chief Executive Officer

By:	/s/ Jimmy Shu Wai Chan
Name:	Jimmy Shu Wai Chan
Title:	Executive Director and Chief Financial Officer

POWER OF ATTORNEY

We, the undersigned Directors and Executive Officers of MEDIAON GROUP INC. and its subsidiaries hereby severally constitute and appoint Jerry Chi Wai Chan, singly (with full power to act alone), our true and lawful attorney-in-fact and agent with full power of substitution and resubstitution in him for him and in his name, place and stead, and in any and all capacities, to sign this Registration Statement on Form F-1 and any and all amendments (including post-effective amendments) to this Registration Statement (or any other Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and him, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jerry Chi Wai Chan	Executive Director and Chief Executive Officer	[●], 2025
Jerry Chi Wai Chan

/s/ Jimmy Shui Wai Chan	Executive Director and Chief Financial Officer	[●], 2025
Jimmy Shui Wai Chan

/s/ Rico Kai To Chan	Executive Director	[●], 2025
Rico Kai To Chan

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement or amendment thereto in the City of Newark, Delaware United States of America on [●], 2025.

Puglisi & Associates

By:
Name:	Donald J. Puglisi
Title:	Managing Director

II-5

MEDIAON GROUP INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of MediaOn Group Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of MediaOn Group Inc. (the “Company”) as of September 30, 2024 and 2023, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ deficit, and cash flows for each of the years in the two-year period ended September 30, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operation, and has significant negative working capital and accumulated deficit that raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2024.

Diamond Bar, California

May 12, 2025, except for Notes 3 and 12 as to which the date is July 3, 2025

F-2

MEDIAON GROUP INC.

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2024 AND 2023

(Stated in US Dollars)

	2024	2023
ASSETS

Cash	$186,684	$649,067
Accounts receivable, net	595,602	1,019,015
Deposits, prepayments and other receivables, net	82,546	332,768
Deferred IPO costs	338,301	-
Total current assets	1,203,133	2,000,850

Plant and equipment, net	10,370	8,930
Right-of-use (ROU) asset – operating lease	217,435	416,469
Due from related parties	1,732,590	2,576,240
Deferred tax assets	-	14,665
Total non-current assets	1,960,395	3,016,304

TOTAL ASSETS	$3,163,528	$5,017,154

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

LIABILITIES
CURRENT LIABILITIES		-
Bank borrowings – current	$301,523	$259,011
Accounts payable	684,400	1,664,044
Accruals and other payables	338,506	357,812
Customer deposits	57,407	71,213
Advances from channel agents	4,973	5,628
Deferred revenue	149,555	200,365
Due to related parties	925,708	573,964
Lease liabilities - current	69,572	163,939
Promissory notes	700,000	-
Interest payable to promissory notes	131,260	-
Total current liabilities	3,362,904	3,295,976

NON-CURRENT LIABILITIES
Bank borrowings – non-current	926,505	843,797
Lease liabilities – non-current	140,945	259,076
Deferred tax liabilities	35,881	-
Due to directors	631,521	2,377,856
Total non-current liabilities	1,734,852	3,480,729

TOTAL LIABILITIES	$5,097,756	$6,776,705

SHAREHOLDERS’ EQUITY (DEFICIT)
Class A Ordinary share, par value $0.0001 each, 300,000,000 shares authorized; 7,000,000 shares and nil shares issued and outstanding as of September 30, 2024 and 2023, respectively	$700	$-
Class B Ordinary Shares, par value $0.0001 each, 100,000,000 shares authorized; 33,000,000 shares issued and outstanding as of September 30, 2024 and 2023*	3,300	3,300
Additional paid-in capital	69,300	-
Subscription receivable	(70,000)	-
Accumulated other comprehensive income	20,335	30,488
Accumulated deficit	(1,958,442)	(1,793,339)
Total MediaOn Group Inc. shareholders’ deficit	(1,934,807)	(1,759,551)

Non-controlling interest	579	-
Total Shareholders’ deficit	(1,934,228)	(1,759,551)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$3,163,528	$5,017,154

* Retrospectively restated for effect of share recapitalization (Note 1)

The accompanying notes are an integral part of these audited consolidated financial statements.

F-3

MEDIAON GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED SEPTEMBER 30, 2024 AND 2023

(Stated in US Dollars)

	2024	2023

Revenue	$2,777,281	$3,941,655
Revenue - Related Party	27,094	24,460
Total Revenue	2,804,375	3,966,115

Costs and Expenses:
Cost of revenues	(1,168,851)	(1,653,627)
Cost of revenues- Related Party	(1,522)	(7,683)
Marketing expenses	(213,063)	(16,835)
General and administrative expenses	(1,137,313)	(958,543)
General and administrative expenses- Related Party	(177,403)	(247,127)
Total costs and expenses	(2,698,152)	(2,883,815)

Operating profit	106,223	1,082,300

Government subsidy	-	16,934
Interest income	1,980	1,308
Sundry (expenses) income	(21,859)	518
Interest expenses	(197,353)	(21,652)
Exchange (loss) gain	(3,713)	4,773
Total other (expenses) income	(220,945)	1,881

(Loss) profit before taxes	(114,722)	1,084,181

Provision for income taxes	(50,381)	(23,275)

Net (loss) income	$(165,103)	$1,060,906

Less:
Net income attributable to non-controlling interest	-	-
Other comprehensive loss	(10,153)	(6,800)
Net (loss) income attributable to MediaOn Group Inc.	$(175,256)	$1,054,106

Net (loss) income per share Class A shares, basic and diluted	$(0.01)	$-
Net (loss) income per share Class B shares, basic and diluted*	$(0.01)	$0.03
Basic and diluted weighted average shares outstanding
Class A	1,208,219	-
Class B*	33,000,000	33,000,000

* Retrospectively restated for effect of share recapitalization (Note 1)

The accompanying notes are an integral part of these audited consolidated financial statements.

F-4

MEDIAON GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED SEPTEMBER 30, 2023 AND 2024

(Stated in US Dollars)

	Class A Ordinary Share		Class B Ordinary Share		Additional			Accumulated Other	Total MediaOn Group Inc.	Non-	Total
	Number of	Par	Number of	Par	Paid-in	Subscription	Accumulated	Comprehensive	Sharholders	Controlling	Shareholders’
	Shares	Value	Shares*	Value	Capital	Receivable	Deficits	Income/(Loss)	Deficit	Interest	Deficits

BALANCE, September 30, 2022*	-	$-	33,000,000	$3,300	$-	$-	$(2,854,245)	$37,288	$(2,813,657)	$-	$(2,813,657)
Net Income	-	-	-	-	-	-	1,060,906	-	1,060,906	-	1,060,906
Other Comprehensive Loss	-	-	-	-	-	-	-	(6,800)	(6,800)	-	(6,800)

BALANCE, September 30, 2023*	-	$-	33,000,000	$3,300	$-	$-	$(1,793,339)	$30,488	$(1,759,551)	$-	$(1,759,551)
Capital injection	7,000,000	700	-	-	69,300	(70,000)	-	-	-	579	579
Net loss	-	-	-	-	-		(165,103)	-	(165,103)	-	(165,103)
Other Comprehensive Loss	-	-	-	-	-	-		(10,153)	(10,153)	-	(10,153)
BALANCE, September 30, 2024	7,000,000	$700	33,000,000	$3,300	$69,300	$(70,000)	$(1,958,442)	$20,335	$(1,934,807)	$579	$(1,934,228)

* Retrospectively restated for effect of share recapitalization (Note 1)

The accompanying notes are an integral part of these audited consolidated financial statements.

F-5

MEDIAON GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2024 AND 2023

(Stated in US Dollars)

	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES
Net (Loss) Income from continuing operations	$(114,722)	$1,084,181

Adjustments to reconcile net profit to net cash provided by (used in) operating activities:
Depreciation	4,832	5,628
Non-cash lease expense	12,567	8,846
Allowance for doubtful accounts	7,268	36
Changes in assets and liabilities:
ROU operating lease assets	201,208	(203,554)
Accounts receivable	398,902	47,622
Deposits, prepayments and other receivables	252,605	5,521
Amounts due from related companies	859,242	(1,537,048)
Accounts payable	(987,301)	296,519
Accruals and other payables	(22,016)	142,728
Amount due to related parties	345,272	(294,019)
Lease liabilities	(227,214)	201,252
Deferred revenue	(52,105)	(27,594)
Deposit revenue	(14,290)	4,186
Deposit from channels	(695)	(3,296)
Amount due to directors	(1,755,353)	150,410
Interest payable to promissory notes	131,260	-
Net cash (used in) operating activities	(960,540)	(118,582)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of plant and equipment	(6,194)	(5,419)
Net cash (used in) investing activities	(6,194)	(5,419)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	371,190	510,790
Repayments of bank borrowings	(255,346)	(101,121)
Deferred IPO costs	(336,422)	-
Proceeds from issuance of promissory notes	700,000	-
Net cash provided by financing activities	479,422	409,669

Effect of exchange rate on cash	24,929	891
Net (decrease) increase in cash	(462,383)	286,559
Cash and cash equivalents, beginning of year	649,067	362,508
Cash and cash equivalents, end of year	$186,684	$649,067

Supplementary cash flow information:
Taxes paid	$-	$-
Interest paid	$66,093	$21,652

F-6

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

MediaOn Group Inc. (“MEON”, “MediaOn” or the “Company”) was incorporated in the Cayman Islands (“Cayman”) on March 20, 2024 as an investment holding company. MEON is a parent holding company without operations.

MediaOn Holdings Limited (“MOBVI”), a wholly owned subsidiary by the original common control shareholders, was incorporated in the British Virgin Islands (“BVI”) on March 20, 2024. MOBVI has 1 (one) ordinary share issued and outstanding with a par value of $1. MOBVI is an investment holding company with no operations.

MediaOn Limited (“MOHK”), a wholly owned private company limited by shares incorporated on July 27, 2011. MOHK. MOHK has 1,000 ordinary shares issued and outstanding with a par value of HK$1. MOHK is our primary operating subsidiary.

Mosaic Creative Company Limited (“Mosaic”), a 55% owned private company limited by shares incorporated on August 27, 2024 under the laws of Hong Kong. Mosaic has 10,000 ordinary shares issued and outstanding with a par value of HK$1. Mosaic will be our operating subsidiary for creative business.

The Company together with its subsidiaries (collective the “Group”) conducts its primary operations through its indirectly wholly-owned subsidiaries MediaOn Limited (“MOHK”) and 55% owned subsidiary Mosaic Creative Company Limited (“Mosaic”).

MOHK manages a network of digital media which create and publish contents to internet search engines and social media platforms such as Yahoo, Google, Facebook, YouTube, Instagram, LinkedIn and Xiaohongshu, and online to offline (“O2O”) events for various clients from non-governmental organization (“NGO”) to small and medium enterprises (“SME”). We also provide our clients artificial intelligent interactive and multimedia creations. Additionally, we will provide customized media services which includes digital outdoor marketing.

Reorganization

The Reorganization was completed on July 29, 2024 through a series of planned transactions. As a result of the Reorganization, the Company has become the holding company for all previously mentioned entities.

Immediately before the Reorganization, MOHK was owned and commonly controlled by Vizz Digital Group Limited and its shareholders, which is 100% owned by Vizz Group (Holdings) Limited and common control shareholders, and functioned as the sole operational entity.

On March 20, 2024, MEON was established as an exempted company with limited liability in the Cayman Islands, with the sole purpose of acting as holding company for the Group. On March 20, 2024, MOBVI was established as intermedium holding company for MOHK.

On July 29, 2024, 100% ownership of MOHK was acquired from Vizz Digital Group Limited by MOBVI. Tech Vision Investments Limited, a BVI company 100% owned by Vizz Technology Limited and common control shareholders and 100% indirectly owned by Vizz Technology Limited and common control shareholders, established on July 29, 2024, which was allotted shares of MEON to indirectly owned MOBVI. On the same day, 100% ownership of MOBVI was transferred to MEON. Both MEON and MOBVI served as a holding company and had not engaged in any business activities.

Immediately before and after the Reorganization, MEON, MOBVI, and MOHK remained under common control of a group of shareholders. Consequently, the Reorganization is classified as a common control transaction under ASC 805-50.

On August 27, 2024, Mosaic Creative Company Limited (“Mosaic”) a private company limited by shares was incorporated under the laws of Hong Kong for the focus on creative business. On the day of these financial statements, Mosaic has started business.

Following this, the consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in these consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

The following chart summarizes our corporate structure:

The accompanying audited consolidated financial statements reflect the activities of the Company, and each of the following entities:

Name of Company	Place of Incorporation	Attributable equity interest %	Issued capital	Principle Activities
MediaOn Holdings Limited (“MOBVI”)	BVI	100	$1,000	Holding Company
MediaOn Limited (“MOHK”)	HKSAR	100	$128	Media Services
Mosaic Creative Co., Ltd. (“Mosaic”)	HKSAR	55	$1,282	Creative Business

F-7

NOTE 2 – LIQUIDITY AND GOING CONCERN

The Company’s assessment of going concern considerations is required to be made in accordance with ASU 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern”.

As indicated in the accompanying consolidated financial statements, the Company had a net loss of $165,103 and a net profit of $1,060,906 for years ended September 30, 2024 and 2023, respectively. The Company has negative cash flows from operating activities for both the years ended September 30, 2024 and 2023, and has significant working capital deficiency of $2,159,771 and accumulated deficits of $1,295,126 as of September 30, 2024. Management has evaluated its available cash balance against its working capital requirements and believes that its capital resources are insufficient to maintain its business operations for the next twelve months.

The Company’s profitability was negatively impacted by the ongoing slow resumption of economic activities, the Company’s profit could be significantly reduced, and management may need to raise additional funds for working capital through (1) the possible sale of its equity securities (2) bank borrowings; (3) short-term borrowings from the shareholders or other related parties; and/or (4) proceed from public offering. In addition, the management has started costs and expenses procurements to decrease cash outflows. However, there is no assurance that the Company will be successful in accomplishing any of its aforementioned plans.

Building on cost control initiatives, the Company is optimistic in generating sufficient operating cash flows to meet its working capital requirements for the year ending September 30, 2025, however there can be no assurance that the Company can generate sufficient operating cash flows for the next twelve months.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The accompanying consolidated financial statements do not include any adjustments related to the recoverability and or classification of the recorded asset amounts and or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principle of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

These consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Foreign currency translation

The accompanying audited consolidated financial statements are presented in United States dollar (“$”). The functional currency of the Company is Hong Kong dollar (“HK$”). MOHK’s statement of operation and balance sheet are translated into $ from HK$ at HK$7.8127=$1.0 for statement of operation and at HK$7.7693=$1.0 for balance sheet for the fiscal year 2024 and at HK$7.831=$1.0 for statement of operation and at HK$7.8308=$1.0 for balance sheet for the fiscal year 2023.

Our reporting currency is U.S. Dollars (“US$”). We determine the functional currency of each of our international subsidiaries and their operating divisions based on the primary currency in which they operate. In cases where the functional currency is not US$, we recognize a cumulative translation adjustment created by the different rates we apply to current period income or loss and the balance sheet. For each subsidiary, we apply the average functional exchange rate to its income or loss and the year-end functional exchange rate to translate the balance sheet.

F-8

Use of estimates

The preparation of the audited consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the audited consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

Significant accounting estimates required to be made by management which reflected in the Company’s consolidated financial statements include the useful lives of property and equipment, the collectability of accounts & fair value of long-lived assets, the discount rate of leases, and uncertain tax position.

The Company evaluates its estimates and assumptions on an ongoing basis and its estimates on historical experience, current and expected future conditions and various other assumptions that management believes are reasonable under the circumstances based on the best information available to management at the time these estimates and assumptions are made. However, actual results could differ from these estimates.

Cash

The Company considers cash and bank deposit primarily of cash in accounts held at a financial institution.

Leases

The Company adopted ASU No. 2016-02 — Leases (Topic 842) since September 30, 2021, using a modified retrospective transition method permitted under ASU No. 2018-11. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. The Company evaluates the contracts it enters into to determine whether such contracts contain leases at inception. A contract contains a lease if the contract conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. At commencement, contracts containing a lease are further evaluated for classification as an operating or finance lease where the Company is a lessee.

Operating Leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lease as an operation lease. Operating leases are included in the line items right-of-use (“ROU”) asset, lease liabilities in current and non-current in the consolidated balance sheet.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. For operating leases, the Company measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The Company measures ROU assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Company begins recognizing lease expense when the lessor makes the underlying asset available to the Company. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

For leases with lease term less than one year (short-term leases), the Company has elected not to recognize a lease liability or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of operations and cash flows.

In considering the accounting implications of a facility the Company subleased a properties to an independent third party with verbal agreement with landlord, the Company determined that it would be inappropriate to de-recognize the sublease based on the guidance in ASC 842-20-40-3, since the Company was not relieved of the Company’s primary obligation under the original lease when we assigned it to the independent third party. As such, the Company did not consider this to be a termination of the lease, and instead, the Company separately accounts for the original lease and sublease. As a result, and after assessing the recoverability of the related ROU asset, there was no change to our Operating lease assets or liabilities as a result of the assignment of this lease, and the Company continued to account for the lease as an operating lease in accordance with ASC 842-20-35-14.

Deposits and prepayments

The Company makes a deposit payment to suppliers for the procurement of products and services. Upon physical receipt and inspection of products or provision of services from suppliers, the applicable amount is recognized from deposits and prepayments to cost of revenues.

Deferred IPO costs

Deferred IPO costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the Initial Public Offering and that were charged to shareholders’ equity upon the completion of the Initial Public Offering. As of September 30, 2024 and September 30, 2023, the Company had deferred IPO costs of $338,301 and $nil, respectively.

F-9

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Plant and equipment, net

Plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided over their estimated useful lives, using the straight-line method. The Company typically applies a salvage value of 0%. The salvage value, the useful life of assets, and methods of depreciation are reviewed at the end of each fiscal year, and adjusted prospectively, where applicable. The Company reviewed the useful life of property, plant and equipment in 2024 and no significant changes were deemed necessary. The estimated useful lives of the plan and equipment are as follows:

Furniture and fixtures	3-5 years
Office equipment	3-5 years
Computer equipment	3-5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts, and any gain or loss are included in the Company’s results of operations. The costs of maintenance and repairs are recognized as incurred; significant renewals and betterments are capitalized.

Accounting for the impairment of long-lived assets

The Company annually reviews its long-lived assets for impairment or whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Impairment may become obsolete from a difference in the industry, introduction of new technologies, or if the Company has inadequate working capital to utilize the long-lived assets to generate adequate profits. Impairment is present if the carrying amount of an asset is less than its expected future undiscounted cash flows.

If an asset is considered impaired, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the asset. Assets to be disposed of are reported lower the carrying amount or fair value fewer costs to selling.

The Company did not identify impairment of long-lived assets for the years ended September 30, 2024 and 2023.

Commitments and contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The majority of these claims and proceedings related to or arise from commercial disputes. The Company first determine whether a loss from a claim is probable, and if it is reasonable to estimate the potential loss. The Company accrues costs associated with these matters when they become probable, and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Also, the Company disclose a range of possible losses, if a loss from a claim is probable but the amount of loss cannot be reasonably estimated, which is in line with the applicable requirements of Accounting Standard Codification 450. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Revenue recognition

The Company follows the rules and guidance set out under ASC 606, Revenue from Contracts with Customers (“ASC 606”), when recognizing revenue from contracts with customers. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods recognized as performance obligations are satisfied. In accordance with ASC 606, revenues are recognized when the Company satisfies the performance obligations by delivering the promised goods to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods. The following five steps are applied to achieve that core principle:

Step 1:	Identify the contract with the customer
Step 2:	Identify the performance obligations in the contract
Step 3:	Determine the transaction price
Step 4:	Allocate the transaction price to the performance obligations in the contract
Step 5:	Recognize revenue when the company satisfies a performance obligation.

F-10

Revenue is primarily derived from: 1) media placements – for search engines and social media; 2) media rebates; and 3) marketing campaigns, which includes, but not limited to, i) online and offline marketing events; ii) search engine optimizations (SEO); iii) contents creative design and production; iv) web-site designs and maintenances; v) social media listening tools; vi) media placement execution supports; and vii) traditional TV commercials and outdoor billboards.

For revenue arrangements with multiple distinct performance obligations, services promised in the contract are highly interrelated with each other and it’s not separately identifiable from other promises in the contract. Therefore, all goods and services in the contract are exclusively accounted for as a single performance obligation.

The Company evaluates if it is a principal or an agent in a transaction to determine whether revenue should be recorded on a gross or net basis. The Company is acting as the principal if it obtains control over the goods and services before they are transferred to customers. Generally, when the Company is primarily obligated in a transaction, is subject to inventory risk, has latitude in establishing prices, or has several but not all of these indicators, the Company acts as the principal and revenue is recorded on a gross basis. Generally, when the Company is not primarily obligated in a transaction, does not bear the inventory risk and does not have the ability to establish the price, the Company acts as the agent and revenue is recorded on a net basis.

1.

Media Placement

We offer media planning, potential media spendings and performance services to our customers. The media placements are operated by our suppliers, and we act as an agent in these transactions. The commissions and any related fulfilment fees we earn from these arrangements are recognized when the services are rendered, which generally occurs upon the media placement occurred to the customers.

We recognize media placement revenue, net of media costs (our fees/commissions) according to the proportion of our obligations having been delivered for advertisement placements with media stated in our contracts with our clients, and confirmation of placement orders from relevant media.

2.

Media Rebates

We earn the revenue from media suppliers when the total amount generated from media placements achieves the certain amount agreed by the suppliers and us. Our progressive media rebates on the basis of media spendings starting from 20% and up to 30%. Variable consideration for our media businesses includes rebate revenue and is recognized when it is probable that the media will be run, including when it is not subject to cancellation by the client. Performance incentives are typically recognized in revenue over time.

We recognize media rebates according to our media placement achievements agreed with media suppliers. We recognize media rebates at relevant contracted achievement level, starting from 20% basis, basing on our records and reconcile with the media supplier every month. When we have achieved a higher level of achievements, we will recognize additional media rebates basing on contract with media supplier.

3.

Marketing Campaigns

Marketing Campaigns include, but not limited to, i) online and offline marketing events; ii) search engine optimizations (SEO); iii) contents creative design and production; iv) web-site designs and maintenances; v) social media listening tools; vi) media placement execution supports; and vii) traditional TV commercials and outdoor billboards.

Revenue, related to ongoing services for marketing such as search engine optimizations (SEO), web-site designs and maintenances, social media listening tools, is recognized over time as services are provided.

Revenue, related to online and offline marketing events, media placement execution supports, traditional TV commercials and outdoor billboards, and contents creative design and production, is recognized upon completion of services.

F-11

Cost of revenues

Cost of revenues consist primarily of costs associated with the arrangements with media platforms. These mainly include costs related to inhouse creative and production of contents, channel agents’ share of rebate, etc. Cost of revenues also include actual product costs paid to suppliers and the cost of transportation to the Company’s customers.

Accounts receivable, net

Accounts receivable, net includes amounts billed under the contract terms, normally 30 days. The amounts are stated at their net realizable value. The Company considers several factors in its estimate of the allowance, including knowledge of a client’s financial condition, its historical collection experience, and other factors relevant to assessing the collectability of such receivables. Bad debts are written off against allowances. The Company maintains an allowance for expected credit loss to provide for the estimated number of receivables that will not be collected.

Deferred revenue

Deferred revenue includes amount billed to customer with receipts for which the aforementioned revenue recognition criteria have not yet been met.

Deferred revenue is mainly unearned revenue related to direct media services, support services and events. Normal expected delivery period for our obligations is about 3 months. During the years ended September 30, 2024 and 2023, we recognized $149,555 and $200,365 of unearned revenue, respectively.

Expected credit loss

ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The Company adopted the new standard effective October 1, 2021, the first day of the Company’s fiscal year and applied to accounts receivable and other financial instruments. The adoption of this guidance did not materially impact the net earning and financial position and has no impact on the cash flows.

Advertising

All advertising costs are expensed as incurred.

Retirement benefits

Retirement benefits in the form of mandatory government-sponsored defined contribution plans (Mandatory Provident Fund) are charged to either expense as incurred or allocated to wages as part of cost of revenues.

Government subsidy

Government subsidy for the purpose of giving immediate financial support to the Company with no future related costs or obligation is recognized upon receipt in the Company’s consolidated statements of income (loss) and comprehensive income (loss).

For the years ended September 30, 2024 and 2023, the Company received government subsidies income amounted to $nil and $16,934, respectively from the Hong Kong Government, and was included in other income of the consolidated statements of income and comprehensive income.

Income taxes

The Company recognizes deferred income tax assets or liabilities for expected future tax consequences of events recognized in the audited consolidated financial statements or tax returns. Under this method, deferred income tax assets or liabilities are determined based upon the difference between the audited consolidated financial statement and income tax bases of assets and liabilities using enacted tax rates expected to apply when the differences settle or become realized. Valuation allowances are provided when it is more likely than not that a deferred tax asset is not realizable or recoverable in the future.

The Company determines that the tax position is more likely than not to be sustained and records the largest amount of benefit that is more likely than not to be realized when the tax position is settled. The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense.

F-12

Comprehensive income (loss)

The Company presents comprehensive income (loss) in accordance with ASC Topic 220, Comprehensive Income. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in the consolidated financial statements. The components of comprehensive income (loss) were the net income for the years and the foreign currency translation adjustments.

Income/(Loss) per share

The Company computes income/(loss) per share following ASC Topic 260, “Earnings per share.” Basic income/(loss) per share is measured as the income/(loss) available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted loss per share presents the dilutive effect on a per-share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive impacts of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warranties are computed using the treasury stock method. Potentially anti-dilutive securities (i.e., those that increase income per share or decrease loss per share) are excluded from diluted income/(loss) per share calculation. There were no potentially dilutive securities that were in-the-money that were outstanding during the years ended September 30, 2024 and 2023.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company had three operating and reportable segments during the years presented as set out in Note 14.

Financial instruments

The Company’s financial instruments, including cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, amounts due from (to) related parties, promissory notes payable and bank and other loans, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures” requires disclosing the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments” defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the audited consolidated balance sheets for cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, amounts due from (to) related parties, promissory notes payable and bank and other loans each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 – inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

●	Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and information that are observable for the asset or liability, either directly or indirectly, for substantially the financial instrument’s full term.

●	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

F-13

Recent accounting pronouncements

We qualify as an “emerging growth company”, or EGC, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, the Company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We will adopt the standards based on the extended transition period provided to private companies.

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07), which requires that an entity disclose significant segment expenses impacting profit and loss that are regularly provided to the chief operating decision maker. The update is required to be applied retrospectively to prior periods presented, based on the significant segment expense categories identified and disclosed in the period of adoption. This ASU guidance is effective for our financial reports on this prospectus for the year ended September 30, 2024, and subsequent interim periods, with early adoption permitted.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (ASU 2023-09), which requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, this ASU requires certain disclosures of state versus federal income tax expense and taxes paid. This ASU is effective for our Annual Report on Form 20-F for the year ended September 30, 2025, with early adoption permitted. The Company does not expect the adoption of ASU 2023-09 to have a material impact on its financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (Topic 220-40). The ASU requires more detailed disclosure for expenses. The ASU is effective for annual reporting periods beginning after December 15, 2026, with early adoption permitted. The amendments can be applied on either a prospective or retroactive basis. We are currently evaluating the ASU to determine its impact on our disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s audited consolidated balance sheets, statement of operations and comprehensive loss and statement of cash flows.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	Years ended September 30,
	2024	2023

Accounts receivable	$622,440	$1,038,391
Less: allowance for expected credit loss	(26,838)	(19,376)
	$595,602	$1,019,015

Management has assessed uncollectable accounts receivable and assessed long outstanding accounts receivable to estimate the expected credit loss. The following table shows movement of expected credit loss:

	Years ended September 30,
	2024	2023

Balance at beginning of the year	$19,376	$19,293
Add: allowance for expected credit loss for the year	7,268	36
Exchange rate differences	194	47
	$26,838	$19,376

We did not write off any accounts receivable during the years ended September 30, 2024 and 2023.

NOTE 5 – DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES, NET

Deposits, prepayments and other receivables consist of the following:

	Years ended September 30,
	2024	2023

Other receivables	74,640	320,620
Deposits and prepayments	7,327	12,148
Subscription receivable - Non-controlling interest	579	-
Less: allowance for expected credit loss	-	-
	$82,546	$332,768

Management has accessed the potential of realization of deposits, prepayments and other receivables to conclude that it was not necessary to provide allowance for expected credit loss of the captioned items.

F-14

NOTE 6 – PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	Years ended September 30,
	2024	2023
At cost:
Computer equipment	$24,450	$19,093
Furniture and fixtures	60,882	59,389
Office equipment	3,808	3,778
	89,140	82,260
Less: accumulated depreciation	(78,770)	(73,330)
Total	$10,370	$8,930

Depreciation expense for the years ended September 30, 2024 and 2023 was $4,832 and $5,628, respectively.

NOTE 7 –BANK BORROWINGS

Bank borrowings consist of the following:

Bank	Principle	Period	Interest Rate*	Balance
				September 30, 2024	September 30, 2023
Hang Seng Bank Ltd.	HK$2,566,000 $330,274	September 26, 2020 – September 26, 2028	Prime lending rate minus 2.25%	$193,957	$237,319
Hang Seng Bank Ltd.	HK$2,434,000 $313,284	March 1, 2021 – March 31, 2029	Prime lending rate minus 2.25%	210,242	246,317
Hang Seng Bank Ltd.	HK$1,000,000 $128,712	July 14, 2021 –July 13, 2029	Prime lending rate minus 2.25%	92,105	108,369
Livi Bank	HK$4,000,000 $514,847	September 5, 2023 – September 5, 2026	0.38% monthly flatted	358,460	510,803
Hang Seng Bank Ltd.	HK$2,900,000 $373,264	February 29, 2024 – February 28, 2034	Prime lending rate minus 2.25%	373,264	-
				$1,228,028	$1,102,808

Less: Bank borrowings, non-current				(926,505)	(843,797)
Bank borrowings, current portion				$301,523	$259,011

* The Prime lending rate of Hong Kong is the lending rate charged by commercial banks from their most creditworthy customers. This prime lending rate will be adjusted by commercial banks according to the market interest rates.

Bank borrowings repayment contractual commitments, principle and interests:

Twelve months ending September 30,	USD
2025	$341,939
2026	341,939
2027	172,030
2028	172,030
2029 and after	301,455
Total	$1,329,393

The bank borrowings were primarily obtained for general working capital.

As of September 30, 2024 and 2023, the Company’s bank borrowings contain a repayment on demand clause that provides the bank with an unconditional right to demand repayment at any time at its own discretion. These bank loans were secured by personal guarantee provided by one of the directors of the Company. The amounts due are based on scheduled repayment dates set out in the banking facilities letters and the subsequently revised repayment schedules. All the Company’s bank loans from Hang Seng Bank carried variable interest at BLR minus 2.25% per annum. The bank loan from Livi Bank interest rate is 0.38% monthly flat rate.

F-15

The effective interest rate for the years ended September 30, 2024 and 2023 for the Company’s bank loans were 6.98% and 3.44% per annum, respectively. All the Company’s bank borrowings are repayable on demand or with their respective last instalment repayable in the year of 2034 and 2029.

Interest expense on the bank loans totaled $66,093 and $21,652 during the years ended September 30, 2024 and 2023, respectively.

Banking Facilities

The company has banking facilities with Hang Seng Bank Limited. The banking facilities were HK$8,900,000 and HK$6,000,000 (approximately $1,145,534 and $766,205 respectively) and they were fully utilized for the year ended September 30, 2024 and 2023. The interest rate is the Hong Kong Prime rate minus 2.25% per annum for Hong Kong Dollars. These bank borrowings are classified as current and non-current liabilities on the consolidated balance sheets.

The securities provided under the Hang Seng Banking Facility include a guarantee and indemnity for an unlimited amount executed by Mr. Chan Shu Wai, Mr. Chan Chi Wai, Mr. Chu Wai Biu, Mr. Lam Ngai Hang Lawrence and Ms. Wong Wai Yan. They are the directors and shareholders of related parties.

NOTE 8 – PROMISSORY NOTES

During 2024, the Company obtain promissory notes from various independent individuals as followings:

Promissory Note Number	Principle	Date of Registered	Maturity Date	Interest Rate
	USD
001	$150,000	December 21, 2023	December 20, 2025	30% p.a.
002	50,000	December 21, 2023	December 20, 2025	30% p.a.
003	100,000	January 29, 2024	January 28, 2026	30% p.a.
004	100,000	January 29, 2024	January 28, 2026	30% p.a.
005	100,000	January 29, 2024	January 28, 2026	30% p.a.
006	100,000	March 11, 2024	March 10, 2026	30% p.a.
007	100,000	July 8, 2024	July 7, 2026	30% p.a.
Total	$700,000

These notes shall bear interest at a rate of 30% per annum from the date of the loan until maturity date, or, if earlier, the date on which the entire principal balance outstanding is paid in full.

Interest accrued and committed for the promissory Note:

Date of Agreement	Receipt Date of Remittance	Maturity Date	Interest rate	Contract Amount	Interest Accrued
				USD	30-Sep-24
December 21, 2023	December 21, 2023	December 20, 2025	30%	150,000	35,137
December 21, 2023	December 21, 2023	December 20, 2025	30%	50,000	11,712
January 8, 2024	January 29, 2024	January 28, 2026	30%	100,000	20,219
January 8, 2024	January 29, 2024	January 28, 2026	30%	100,000	20,219
January 8, 2024	January 29, 2024	January 28, 2026	30%	100,000	20,219
March 4, 2024	March 11, 2024	March 10, 2026	30%	100,000	16,767
July 8, 2024	July 8, 2024	July 7, 2026	30%	100,000	6,986

			Total	700,000	131,260

* Interests are payable upon maturity. The promissory note holders are entitled to demand repayments after the Company has completed its public offering. The Company intends to repay the promissory notes within one year from the balance sheet date of September 30, 2024.

NOTE 9 – EQUITY

Vizz Technology Limited, wholly owned under common control by Vizz Group (Holdings) Limited and original founders, holds 33,000,000 Class B Ordinary Shares. The shareholders’ equity structure as of September 30, 2024 are presented after giving retroactive effect to the reorganization of the Company that was completed on July 29, 2024. Immediately before and after reorganization, the Company, together with its wholly-owned subsidiaries, were effectively controlled by the same group of shareholders; therefore, for accounting purposes, the reorganization was accounted for as a recapitalization.

Authorized Shares

As of the date of this report, the Company has 300,000,000 and 100,000,000 authorized ordinary shares of Class A and Class B respectively, both at a par value of US$0.0001 per share.

Ordinary Shares

On July 29, 2024, 7,000,000 ordinary shares of Class A were issued to new investors for $70,000.

As of the date of this report, the Company has 7,000,000 Class A Ordinary shares and 33,000,000 Class B Ordinary Shares, and issued to the participating shareholders, fully paid and outstanding, in connection with the reorganization of the Company.

As of September 30, 2024 and 2023, 33,000,000 Class B Ordinary Shares were issued and outstanding. 7,000,000 Class A Ordinary Shares were issued and outstanding during the year 2024.

Dividends

Holders of Class A Ordinary Shares and Class B Ordinary Shares are entitled to dividends when, as and if, declared by our board of directors. As of September 30, 2024 and 2023, the Company has not declared any dividends.

Voting

Holders of Class A Ordinary Shares are entitled to one (1) vote per share.

Holders of Class B Ordinary Shares are entitled to ten (10) votes per share.

F-16

NOTE 10 – EMPLOYEE BENEFIT PLANS

The Company has a defined contribution pension scheme for its qualifying employees according to statutory requirement of Mandatory Provident Fund Scheme of Hong Kong. The scheme assets are held under a provident fund managed by an independent fund manager. The Company and its employees are each required to make contributions to the scheme calculated at 5% of the employees’ basic salaries on monthly basis.

 NOTE 11 – ACCRUALS AND OTHER PAYABLE

Accruals and other payable consists of the followings:

	Years ended September 30,
	2024	2023
Accruals:
Salaries	$73,512	$51,465
Legal and professional fee	247,016	293,254
Others	17,978	13,093

Total:	$338,506	$357,812

*Others include courier, entertainment, MPF, marketing, printing, transportation, etc.

NOTE 12 – PROVISION FOR INCOME TAXES

The Company is incorporated in Cayman Islands and operate its business through wholly-owned subsidiaries incorporated in Hong Kong.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

MOBVI is incorporated in British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2,000,000; and 16.5% on any part of assessable profits over HK$2,000,000.

Payments of dividends by our Hong Kong subsidiaries is not subject to any Hong Kong withholding tax.

Details of income tax are as follows:

	Years ended September 30,
	2024	2023

Current tax – Hong Kong
Current year provision	$-	$-
Deferred income tax expenses	50,381	23,275

Total tax expenses for the year	$50,381	$23,275

F-17

The following tables provide the reconciliation of the differences between the statutory and effective tax expenses following as of September 30, 2024 and 2023.

	Years ended September 30,
	2024	2023

(Loss)/profit before tax	$(114,722)	$1,084,181
Tax at applicable rate	$(18,929)	$178,889
Income not subject to tax	(1,407)	(8,549)
Non-deductible expenses	17,901	19,052
Utilization of previously unrecognized tax losses	45,086	(166,117)
(Over)/ under deferred assets for previous year	7,730	-
Income tax	$50,381	$23,275

The Company’s statutory tax rate was as follows as of September 30, 2024 and 2023:

	Years ended September 30,
	2024	2023
Statutory rates in HK SAR	16.5%	16.5%

Deferred tax assets (liabilities) as of September 30, 2024 and 2023 consisted of the following:

	Years ended September 30,
	2024	2023

Deferred tax assets:
Accrued expenses	$-	$38,736
Deferred tax liabilities:
Deferred revenue	(9,724)	(24,071)
Accrued expenses	(26,157)	-
Deferred tax (liabilities)/ assets, net	$(35,881)	$14,665

Under relevant Hong Kong tax laws, a tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, unless in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment. As of September 30, 2024 and 2023, we had no open tax investigation from the tax authority.

Unrecognized tax losses

Deferred income tax assets are recognized for tax losses carried forward to the extent that recognized of the related tax benefits through future taxable profits is probable. The Company has unrecognized tax losses of approximately $164,831 (HK$1,280,625) as of September 30, 2024 (2023: $275,536 (HK$2,157,671)) at the reporting date which can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements. The tax losses have no expiry date.

F-18

NOTE 13 – CONCENTRATIONS OF RISK

Customers Concentrations

The following table sets forth information as to each customer that accounted for top 10% or more of the Company’s revenues as of September 30, 2024 and 2023.

	For the years ended
Customers	September 30, 2024		September 30, 2023
	Amount	% to Revenue	Amount	% to Revenue
Customer A	$1,186,018	42.29	$3,078,799	77.63
Customer B	569,976	20.32	239,470	6.04
Total:	$1,755,994	62.61	$3,318,269	83.67

Accounts Receivable Contractions

The following table sets forth information as to each customer that accounted for 10% or more of the Company’s accounts receivable as of September 30, 2024 and 2023.

	For the years ended
Accounts Receivable	September 30, 2024		September 30, 2023
	Amount	%	Amount	%
Trade Debtor A	$176,985	28.43	$889,023	85.62
Trade Debtor B	111,863	17.97	14,711	1.42
Trade Debtor C	75,541	12.14	60,086	5.79
Trade Debtor D	68,518	11.01	-	-
Total:	$432,907	69.55	$963,820	92.83

Suppliers Concentrations

The following table sets forth information as to each supplier that accounted for 10% or more of the Company’s purchase as of September 30, 2024 and 2023.

	For the years ended
Suppliers	September 30, 2024		September 30, 2023
	Amount	% to Cost of Revenue	Amount	% to Cost of Revenue
Supplier A	$233,029	19.91	$-	-
Supplier B	227,423	19.43	10,343	0.62
Supplier C	130,331	11.14	306,870	18.47
Supplier D	24,361	2.08	266,989	16.07
Supplier E	-	-	220,516	13.27
Supplier F	4,673	0.40	175,159	10.54
Total:	$619,817	52.96	$979,877	58.97

Accounts Payable Contractions

The following table sets forth information as to each supplier that accounted for 10% or more of the Company’s accounts payable as of September 30, 2024 and 2023.

	For the years ended
Accounts Payable	September 30, 2024		September 30, 2023
	Amount $	%	Amount $	%
Trade Creditor A	182,127	26.61	-	-
Trade Creditor B	143,678	20.99	1,284,920	77.22
Trade Creditor C	117,260	17.13	-	-
Trade Creditor D	79,141	11.56	10,344	0.62
Trade Creditor E	634	0.09	206,834	12.43
Total:	522,840	76.38	1,502,298	90.27

NOTE 14 – DISAGGREGATED REVENUES AND COSTS OF REVENUES

The Company’s main business operations are as below:

	Years ended September 30,
Total revenues as of	2024	2023
Marketing campaigns	$1,397,391	$704,004
Media placements	206,411	185,153
Media rebates	1,200,573	3,076,958
Total revenues	$2,804,375	$3,966,115

	Years ended September 30,
Total cost of revenues as of	2024	2023
Marketing campaigns	$852,354	$364,327
Media placements	-	-
Media rebates	318,019	1,296,983
Total cost of revenue	$1,170,373	$1,661,310

The Company act as agent for media placement business that revenue was accounted for net agency income.

F-19

NOTE 15 – RISKS

A.	Credit risk

Accounts receivable

In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective accounts receivable. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that the Company’s credit risk is significantly reduced. The maximum potential loss of accounts receivable for the year ended September 30, 2024 and 2023 is $26,838 and $19,376, respectively.

Bank balances

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. The Company is exposed to concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings.

Deposits and other receivables

The Company assessed the impairment for its other receivables individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Company, the directors consider the loss allowance for deposits and other receivables as of September 30, 2024 and 2023 is $NIL and $NIL, respectively.

B.	Interest risk

Cash flow interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s variable-rates short-term bank loans and bank balances.

The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

C.	Supplier risk

Media rebate is one of our major revenue contributors. The Company is exposed to supplier concertation risk for the rebate incomes from digital media platform(s).

The Company’s financial results may be negatively impact if our supplier(s) change their policy in media rebate payout method.

F-20

D.	Sensitivity analysis

The sensitivity analysis below has been determined assuming that a change in interest rates had occurred at the end of the reporting period and had been applied to the exposure to interest rates for financial instruments in existence at that date. 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 1% higher or lower and all other variables were held constant, the Company’s post tax loss for the years ended September 30, 2024 and 2023 would have increased or have decreased by approximately $10,254 and $9,208 respectively.

E.	Foreign currency risk

Foreign currency risk is the risk that the holding of foreign currency assets will affect the Company’s financial position as a result of a change in foreign currency exchange rates.

The Company’s monetary assets and liabilities are mainly denominated in HK$, which are the same as the functional currencies of the relevant group entities. Hence, in the opinion of the directors of the Company, the currency risk of $ is considered insignificant. The Company currently does not have a foreign currency hedging policy to eliminate the currency exposures. However, the directors monitor the related foreign currency exposure closely and will consider hedging significant foreign currency exposures should the need arise.

NOTE 16 – LEASES

The Company has lease agreements for office with our holding company. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The following table includes supplemental cash flow and non-cash information related to leases:

	September 30, 2024	September 30, 2023
Cash paid of amounts included in the measurement of lease liabilities:
Operating cash outflows for operating leases	$-	$-
Right-of-use assets obtained in exchange for lease obligations:
Operating lease liabilities	$210,517	$423,015

The weighted average remaining lease terms and discount rates for all of operating lease and finance leases as of September 30, 2024 and 2023 are as follows:

	September 30, 2024	September 30, 2023
Weighted-average remaining lease term (years):
Operating lease	2.92 years	5.50 years

Weighted average discount rate:
Operating lease	4.41%	4.41%

The following is a schedule of maturities of operating lease liabilities:

Operating leases

Twelve months ending September 30,
2025	$77,227
2026	77,227
2027 and after	69,505
Total future minimum lease payments	223,959
Less: imputed interest	(13,442)
Present value of operating lease liabilities	$210,517
Less: current portion	(69,572)
Non-current portion	$140,945

NOTE 17 – RELATED PARTY TRANSACTIONS

Nature of relationships with related parties

Name	Relationship with the Group
Maxzer Limited	Under the common control of Mr. Chan Shu Wai Jimmy, common director, shareholder and CFO
Madcradle Online Limited	Under the common control of Mr. Chan Shu Wai Jimmy, common director, shareholder and CFO
MGV Innovation Limited (formerly known as: Vizz Solutions Limited)	Under the common control of Mr. Chan Shu Wai Jimmy, common director, shareholder and CFO
Vizz Technology Limited	Under the common control of Mr. Chan Shu Wai Jimmy, common director, shareholder and CFO
Vizz Group (Holdings) Limited	Under the common control of Mr. Chan Shu Wai Jimmy, common director, shareholder and CFO
Timway Limited	Under the common control of Mr. Chan Shu Wai Jimmy, common director, shareholder and CFO
MuseLife Hong Kong Limited	Under the common control of Mr. Chan Shu Wai Jimmy, common director, shareholder and CFO
Unience Limited	Under the common control of Mr. Chan Shu Wai Jimmy, common director, shareholder and CFO and, Mr. Chan Chi Wai Jerry, common director, shareholder and CEO
Mr. Chan Shu Wai Jimmy	Common director, shareholder and CFO
Mr. Chan Chi Wai Jerry	Common director, shareholder, chairman and CEO
Mr. Chan Shu Kin Peter	Director and shareholder of related party

F-21

The summary of amount due from and due to related parties as the following:

		Years ended September 30,
		2024	2023

Due from related parties consist of the following:
Due from related companies
Madcradle Online Limited	Amount due from related company	$-	$834,957
Maxzer Limited	Amount due from related company	109,418	181,683
MGV Innovation Limited	Amount due from related company	56,504	30,776
Vizz Group (Holdings) Ltd.	Amount due from shareholder	1,566,668	1,528,824
		$1,732,590	$2,576,240

Due to related parties consist of the following:
Due to related companies:
Madcradle Online Limited	Amount due to related company	$429,648	$-
Vizz Technology Limited	Amount due to related company	496,060	573,964
		$925,708	$573,964
Due to directors:
Chan Shu Wai	Settlement of related companies and working capital	$555,013	$2,248,218
Chan Chi Wai	Working capital	76,508	129,638
		$631,521	$2,377,856

F-22

In addition to the transactions and balances detailed elsewhere in these audited consolidated financial statements, the Company had the following transactions with related parties:

	Years ended September 30,
	2024	2023

Revenue from related parties	$27,094	$24,460
Management fee accrued to Vizz Technology Limited	$76,798	$153,237
Lease from related parties	$100,605	$93,890
Lease termination expenses	$21,859	$-
Cost of sales to related parties	$1,522	$7,683

The Company has entered a management fee agreement with Vizz Group (“Holdings”) Limited with monthly payments, amounting to $6,400 (HK$50,000) and $12,770 (HK$100,000) for the years ended September 30, 2024 and 2023, respectively.

The Company has entered into an internal office rental sharing agreement with its related parties, with Vizz Technologies Limited (Vizz Tech) acting as the centralized collection agent for other related parties. The premises are contracted by Vizz Group (Holdings) Ltd and Vizz Tech with the lessors. The first office space’s lease period was from April 15, 2022 to December 14, 2023, with a monthly shared rent of $7,296 (HK$57,000). It was terminated on December 14, 2023, the termination expense was $21,859 (HK$170,775). The second office space’s lease period was from September 1, 2023 to August 31, 2027, with a monthly shared rent and service charge of $7,680 (HK$60,000).

NOTE 18 – SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the financial statements are issued but before report issuance date. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the balance sheets, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. The Company has analyzed its operations subsequent to September 30, 2024 to the date of these consolidated financial statements were issued, and has determined that it does not have any material events to disclose other than the following:

On January 24, 2025, MOHK was granted a one-year renewable loan from an independent individual, JL Investments Capital Limited, amounting HK$2,000,000 (approximately $257,000) with an interest rate of 24% per annum. The loan is pledged with MOHK shares and personally guarantee by Mr. Chan Shu Wai, our director. Further, the lender shall be awarded with free shares valued at $257,000 dividing by the IPO offering price from Mr. Chan Shu Wai.

On October 31, 2024, Common People & Production Limited was incorporated under the laws of Hong Kong, with an issued capital of 10,000 shares with par value of HK$1, to enhance production of the Company. MOHK owned 40% of this production company.

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RESALE PROSPECTUS ALTERNATE PAGE

MEDIAON GROUP INC.

PRELIMINARY PROSPECTUS

Through and including [●], 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

The information in this prospectus is not complete and may be changed or supplemented. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

Subject to Completion, dated [●], 2025

PRELIMINARY PROSPECTUS

MEDIAON GROUP INC.

4,000,000 Class A Ordinary Shares

This prospectus relates to the resale of 2,000,000 Class A Ordinary Shares held by Rich Choice Ventures Limited and 2,000,000 Class A Ordinary Shares held by Meta World Group Limited (collectively the “Resale Shareholders”). We will not receive any of the proceeds from the sale of Shares by the Resale Shareholders.

The Resale Shareholders will not make any sales until the shares are listed on Nasdaq and they will sell their shares at market prices once trading of your shares begins. Thereafter, any sales will occur at prevailing market prices or in privately negotiated prices. The distribution of securities offered hereby may be effected in one or more transactions that may take place in ordinary brokers’ transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Resale Shareholders. No sales of the shares covered by this prospectus shall occur until the shares sold in our initial public offering begin trading on the Nasdaq.

On [●], 2025, a registration statement under the Securities Act with respect to our initial public offering of Shares was declared effective by the Securities and Exchange Commission. We received approximately US$10,125,000 in net proceeds from the offering after payment of underwriting discounts and commissions, a non-accountable expense allowance and estimated expenses of the offering.

Concurrent with our initial public offering, our shares were listed on the Nasdaq under the symbol “MEON.”

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and we have elected to comply with certain reduced public company reporting requirements.

Investing in our shares involves a high degree of risk, including the risk of losing your entire investment. See Risk Factors beginning on page 16 to read about factors you should consider before buying our shares.

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, we conduct all of our operations and operate our business in Hong Kong through our Hong Kong Operating Subsidiaries. The shares offered in this offering are shares of our Company, a Cayman Islands holding company and not shares of the Hong Kong Operating Subsidiaries. Investors in this offering will not directly hold equity interests in the Hong Kong Operating Subsidiaries. This structure involves unique risks to investors.

All operations and business of the Company are primarily located in Hong Kong, a special administrative region of the PRC. Pursuant to the Basic Law of Hong Kong (the “Basic Law”), which is a national law of the PRC and constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national flag, national anthem and foreign affairs, as well as other matters outside the autonomy of Hong Kong). Further, there is no legislation stating that the laws in Hong Kong should be commensurate with those in the PRC. Despite the foregoing, conducting business in Hong Kong involves risks of changes to laws and regulations that may be promulgated by the PRC government or authorities in Hong Kong may take.

The Company is subject to legal and operational risks associated with having certain of our Hong Kong Operating Subsidiaries’ operations in Hong Kong, including risks and uncertainties related to the legal, political and economic policies of the PRC government, the relations between China and Hong Kong and China and the United States, or Chinese or United States regulations, which risks could result in a material change in our operations and/or cause our Ordinary Shares to significantly decline in value or become worthless and affect our ability to offer or continue to offer securities to investors. We are also subject to the risks and uncertainties about any future actions of the PRC government in this regard that could disallow this structure, which would likely result in a material change in our operations, and the value of our Class A Ordinary Shares may depreciate significantly or become worthless. See “Risk Factors — Risks Related to Doing Business in Hong Kong” on page 20. The Company’s operations are primarily located in Hong Kong. As of the date of this prospectus, we do not expect to be materially affected by recent statements by the PRC authorities indicating an intent to exert more oversight over the securities offerings that are conducted overseas and/or foreign investment in China-based issuers. However, the policies, regulations, rules, and the enforcement of laws to which we are subject may change. See “Transfers of Cash to and From Our Subsidiaries” on page 13 of this prospectus. Recently, the PRC government initiated a series of regulatory actions and statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. None of our business activities appears to be within the immediate targeted areas of concern identified by the Chinese government. However, given the Chinese government’s significant oversight and discretion over the conduct of our business operations in Hong Kong, the Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and consequently, the value of our Ordinary Shares. See “Risk Factors — Risks Related to Doing Business in Hong Kong” on page 20.

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On February 17, 2023, with the approval of the State Council, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (“Trial Measures”), and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing applications. Subsequent securities offerings of an issuer in the same overseas market where it has previously offered, and listed securities must be filed with the CSRC within three business days after the offering is completed. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

As of the date of this prospectus, our Company and its subsidiaries (the “Group”) (as defined in the definitions section below) have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect to the listing of the Company’s Ordinary Shares. Further, as of the date of this prospectus, in the opinion of our PRC legal counsel, The Alpha Law Firm, based on the above mentioned, listing on NASDAQ of the Company would not be deemed as an indirect overseas offering and listing by a PRC domestic company under the Trial Measures and the Trial Measures do not apply to the Company, and its listing on NASDAQ does not require fulfilling the filing procedure to the CSRC. However, the CSRC may take a view contrary to or otherwise different from the Group’s or the future effective laws and regulations (with retrospective effect) may require the Group to obtain CSRC or other PRC governmental approvals for this offering. If we inadvertently conclude that such approvals are not required, we may be required to make corrections, be given a warning, be fined between RMB 1 million and RMB 10 million, warn the responsible person and impose a fine of not less than RMB500,000 but not more than RMB5 million, fine the controlling shareholder or actual controller organizes or instigates the prescribed illegal acts not less than RMB1 million but not more than RMB10 million, in the case of serious violation of the Trial Measures or other laws and administrative regulations, the CSRC may impose a ban on access to the securities market upon relevant responsible persons.

However, there is uncertainty as to whether our Company will be required to obtain permission from or file with the PRC authorities to list on a U.S. stock exchange in the future. If the Group is subsequently notified by any PRC authorities that permission/filing for this offering and/or listing on the Nasdaq Stock Market was required, the Group may not be able to obtain such permission or complete such filing in a timely manner, if at all. Any failure to obtain such permission or complete such filing in a timely manner may restrict our ability to complete the proposed offering or any future equity capital raising activities and may subject us or relevant persons to certain penalties, which would have a material adverse effect on our business and financial position.

There can be no assurance that the relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as us, or that the CSRC or any other PRC governmental authorities would not promulgate new rules or new interpretation of current rules (with retrospective effect) to require us to obtain CSRC or other PRC governmental approvals for our IPO. If the Company inadvertently concluded that such approvals were or are not required, the Company’s ability to offer or continue to offer our Securities to investors could be significantly limited or completed hindered, which could cause the value of our Ordinary Shares to significantly decline or become worthless. The Group may also face sanctions by the CSRC, the Cyberspace Administration of China (“CAC”) or other PRC regulatory agencies. These regulatory agencies may impose fines, penalties, limit our operations in China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our Securities. See “Risk Factors” beginning on page 16 of this prospectus for a discussion of these legal and operational risks and other information that should be considered before making a decision to purchase our Securities.

Although Hong Kong is a Special Administrative Region and a dependency of the PRC, it has enacted its own laws pertaining to data security and anti-monopoly concerns. Hong Kong enacted the Personal Data (Privacy) Ordinance (the “PDPO”) to ensure an adequate level of data protection to retain its status as an international trading center and to give effect to human rights treaty obligations. Moreover, Hong Kong has also enacted a similar piece of legislation regulating competition in the market (the “Competition Ordinance”). The Competition Ordinance prohibits: (i) anti-competitive agreements and concerted practices; and (ii) abuse of power with the object or effect of preventing, restricting or distorting competition in Hong Kong. If our Hong Kong Operating Subsidiary Operating Subsidiaries was to be found in violation of either of these laws, our Hong Kong Operating Subsidiaries’ operations may be restricted, and they may be required or elect to make changes to its operations in Hong Kong so as to be in accordance with the PDPO and/or the Competition Ordinance. Moreover, Hong Kong authorities may take other action against us, such as imposing taxes or other penalties, which could materially affect our financial results. Thus, our revenue and business operations in Hong Kong would be adversely affected.

In addition, the Holding Foreign Companies Accountable Act (the “HFCAA”), which prohibits foreign companies from listing their securities on U.S. exchanges if the company’s auditor has been unavailable for Public Company Accounting Oversight Board (United States) (“PCAOB”) inspection or investigation for three consecutive years, became law in December 2020. On December 16, 2021, the PCAOB issued a determination (the “Determination Report”) that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by authorities in those jurisdictions, and the PCAOB included in the Determination Report a list of the accounting firms that are headquartered in the PRC or Hong Kong. On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in China and Hong Kong and voted to vacate the previous 2021 Determination Report to the contrary. The U.S. Securities and Exchange Commission (the “SEC”) adopted final amendments to its rules to implement the HFCAA, which went into effect on January 20, 2022. As part of the SEC’s final rules, identified issuers will need to provide additional disclosures in subsequent filings that prove the issuer is not owned or controlled by a governmental authority in the foreign jurisdiction of the audit firm identified by the PCAOB in the Determination Report.

In the event that it is later determined that the PCAOB is unable to inspect or investigate completely our auditor or our work papers because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause our securities to be delisted from the applicable stock exchange. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was enacted on December 29, 2022, and amended the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) to allow the PCAOB to inspect and investigate completely registered public accounting firms headquartered in China and Hong Kong, consistent with the HFCAA. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

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On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 23, 2022, the Accelerating HFCA Act (the “Accelerating HFCA Act”) was signed into law, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating HFCA Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

Our auditor, TAAD LLP, the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess TAAD LLP’s compliance with applicable professional standards. TAAD LLP is headquartered in California and has been inspected by the PCAOB on a regular basis, with the last inspection in April 2024. Therefore, we believe that, as of the date of this prospectus, our auditor is not subject to the PCAOB Determinations (as defined below). See “Risk Factors — Risks Related to Doing Business in Hong Kong — The PCAOB Determinations provides that if the Board is unable to inspect or investigate completely registered public accounting firms headquartered in China or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in China or Hong Kong it could result in the prohibition of trading in our securities by not being allowed to list on a U.S. exchange, and as a result an exchange may determine to delist our securities, which would materially affect the interest of our investors.” on page 24.

The Company holds all of the equity interests in its Hong Kong Operating Subsidiaries through a subsidiary incorporated in the British Virgin Islands (“BVI”). As we have a direct equity ownership structure, we do not have any agreement or contract between our Company and any of its subsidiaries that are typically seen in a VIE structure. Within our direct equity ownership structure, funds from foreign investors can be directly transferred to the Hong Kong Operating Subsidiaries by way of capital injection or in the form of a shareholder loan from the Company following this offering. As a holding company, the Company may rely on dividends and other distributions on equity paid by our Hong Kong Operating Subsidiaries to our BVI subsidiary and then to the Company for our cash and financing requirements. We are permitted under the laws of the Cayman Islands and our Amended and Restated Memorandum and Articles of Association to provide funding to our Hong Kong Operating Subsidiaries through loans and/or capital contributions. Our Hong Kong Operating Subsidiaries are permitted under the laws of Hong Kong to issue cash dividends to us without limitation on the size of such dividends. However, if the Hong Kong Operating Subsidiaries incur debt on its own behalf, the instruments governing such debt may restrict their ability to pay dividends. As of the date of this prospectus, no transfers, dividends, or distributions have been made between the Company, the BVI subsidiary, the Hong Kong Operating Subsidiaries or investors. See “Dividend Policy” on page 41 of this prospectus As of the date of this prospectus, our Hong Kong Operating Subsidiaries do not maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred. See “Holding Company Structure” on page 13 of this Prospectus. Further, as of the date of this prospectus, no dividends or distributions have been made to date to investors in the Company. Further, there can be no assurance that the flow of cash in or out of Hong Kong would not be restricted or prohibited. To the extent the Company’s cash or assets in the business is in Hong Kong or a Hong Kong entity, the Company’s funds or assets may, in the future, not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the Company and our Hong Kong Operating Subsidiaries by the PRC government to transfer cash or assets. Any restrictions, prohibitions, interventions or limitations on the ability of the Company or our Hong Kong Operating Subsidiaries to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund operations or for other uses outside of Hong Kong, which could have a material adverse effect on our ability to conduct our business. See “Risk Factors — Risks Related to Doing Business in Hong Kong — The Company may rely on dividends and other distributions on equity paid by the Hong Kong Operating Subsidiaries to fund any cash and financing requirements it may have, and any limitations or restrictions, prohibitions or limitations on the ability of the Company or our Hong Kong Operating Subsidiaries by the PRC government to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund operations or for other uses outside of Hong Kong, which on the ability of the Hong Kong Operating Subsidiaries to make payments to the Company could have a material and adverse effect on the business.” on page 24.

Upon completion of this offering, our issued and outstanding shares will consist of [9,500,000] Class A Ordinary Shares and [33,000,000 class B ordinary shares of par value US$0.0001 each of the Company (“Class B Ordinary Shares”]] assuming no exercise of the over-allotment by the underwriter and [9,875,000] Class A Ordinary Shares and [33,000,000 Class B Ordinary Shares] assuming the underwriter fully exercises its over-allotment option. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at the general meetings, and each Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at the general meetings. Due to the disparate voting powers associated with our two classes of ordinary shares, upon completion of this offering, the largest shareholder of our company, Tech Vision Investment Limited, the holder of 33,000,000 of our Class B Ordinary Shares, will beneficially own 97.20% of the total aggregate voting power, assuming that the underwriter does not exercise its over-allotment option. We will be a controlled company as defined under the Nasdaq Capital Market Company Guide Section 801(a). Immediately after the completion of this offering, Tech Vision Investments Limited, our controlling shareholder, will own approximately [33,000,000] Class B Ordinary Shares, representing approximately [97.20]% of the total voting power, assuming no exercise of the over-allotment option, and 33,000,000 Class B Ordinary Shares, or 97.09% of the total voting power assuming the underwriter does not exercise its over-allotment option. Tech Vision Investment Limited is wholly owned by Vizz Technology Limited, a Hong Kong company and indirectly wholly owned by Vizz Group (Holding) Limited, a Hong Kong company. Mr. Jerry Chi Wai Chan, the Company’s Chief Executive Officer owns 5.18% of the ordinary shares of Vizz Group (Holding) Limited and Mr. Jimmy Shu Wai Chan, the Company’s Chief Financial Officer is the sole director of and owns 36.09% of the ordinary shares of Vizz Group (Holding) Limited. As such, Mr. Jimmy Shu Wai Chan will control matters subject to a vote by the Company’s shareholders, including but not limited to the election of directors, amendment of our memorandum and articles of organization, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets and the Company will be a “controlled company” as defined under the Nasdaq Stock Market Rules. As a “controlled company,” the Company is permitted to elect not to comply with certain corporate governance requirements. Although the Company currently does not intend to rely on the “controlled company” exemption, it may elect to rely on this exemption in the future. If the Company relies on these exemptions in the future, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See “Prospectus Summary — Implications of Being a Controlled Company” on page [●] for additional information.

We are an “Emerging Growth Company” and a “Foreign Private Issuer” under applicable U.S. federal securities laws and, as such, are eligible for reduced public company reporting requirements. Please see Implications of Being an Emerging Growth Company and Implications of Being a Foreign Private Issuer beginning on page 12 and page 13 of this prospectus for more information.

An investment in our shares involves significant risks. You should carefully consider the risk factors beginning on page 16 of this prospectus before you make your decision to invest in our shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is [●], 2025

[RESALE PROSPECTUS ALTERNATE PAGE]

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TABLE OF CONTENTS

Page
ABOUT THIS PROSPECTUS	[●]
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	[●]
DEFINITIONS	[●]
PROSPECTUS SUMMARY	[●]
RISK FACTORS	[●]
ENFORCEABILITY OF CIVIL LIABILITIES	[●]
USE OF PROCEEDS	Alt -5
CAPITALIZATION	[●]
DIVIDEND POLICY	[●]
DILUTION	[●]
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	[●]
HISTORY AND CORPORATE STRUCTURE	[●]
INDUSTRY OVERVIEW	[●]
BUSINESS	[●]
REGULATORY ENVIRONMENT	[●]
MANAGEMENT	[●]
PRINCIPAL SHAREHOLDERS	[●]
RELATED PARTY TRANSACTIONS	[●]
DESCRIPTION OF SHARE CAPITAL	[●]
CERTAIN CAYMAN ISLANDS COMPANY CONSIDERATIONS	[●]
SHARES ELIGIBLE FOR FUTURE SALE	[●]
MATERIAL TAX CONSIDERATIONS	[●]
PLAN OF DISTRIBUTION	Alt -6
LEGAL MATTERS	Alt -7
EXPERTS	[●]
WHERE YOU CAN FIND ADDITIONAL INFORMATION	[●]
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	[●]

Until ______, 2025 (the 25th day after the date of this prospectus), all dealers that effect transactions in these Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

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THE OFFERING

Shares being offered	4,000,000 Class A Ordinary Shares in the aggregate, consisting of 2,000,000 Class A Ordinary Shares held by Rich Choice Ventures Limited and 2,000,000 Class A Ordinary Shares held by Meta World Group Limited (collectively the “Resale Shareholders”).

Shares outstanding after this offering	[9,500,000] Class A Ordinary Shares, and [33,000,000] Class B Ordinary Shares, assuming the issuance and sale of [2,500,000] Class A Ordinary Shares pursuant to the Public Offering Prospectus filed contemporaneously herewith.

Use of proceeds	We will not receive any proceeds from the sale of shares held by the Resale Shareholders being registered in this prospectus.

Nasdaq Symbol	MEON

Risk factors	An investment in our securities involves a high degree of risk. See “Risk Factors” beginning on page 16 of this prospectus and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Shares.

USE OF PROCEEDS

The Resale Shareholders will receive all of the proceeds from any sales of the shares offered hereby. However, we will incur expenses in connection with the registration of our shares offered hereby.

This prospectus and any prospectus supplement will only permit the Resale Shareholders to sell the number of shares identified in the column “Number of shares to be Sold.” The shares issued to the Resale Shareholders are “restricted” securities under applicable U.S. federal and state securities laws and are being registered to provide the Resale Shareholders the opportunity to sell those shares.

RESALE SHAREHOLDERS

The following table sets forth the name of the Resale Shareholders who are offering the shares for resale by this prospectus, the number and percentage of shares beneficially owned by them, the number of shares that may be offered for resale by this prospectus and the number and percentage of shares they will own after the offering. The information appearing in the table below is based on information provided by or on behalf of the Resale Shareholders. We will not receive any proceeds from the resale of the shares by the Resale Shareholders. The Resale Shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Resale Shareholders	Class A Ordinary Shares Beneficially Owned Prior to Offering	Percentage Ownership of Ordinary Shares Prior to Offering(1)	Number of Class A Ordinary Shares to be Sold	Number of Ordinary Shares Owned After Offering(2)	Percentage Ownership After Offering

Rich Choice Ventures Limited (3)	2,000,000	5.0%	2,000,000	—	—%
Meta World Group Limited (4)	2,000,000	5.0%	2,000,000	—	—%

(1)	Based on 40,000,000 Ordinary Shares issued and outstanding prior to completion of our Company’s initial public offering.
(2)

Since we do not have the ability to control how many, if any, of the shares the Resale Shareholders will sell, we have assumed that they will sell all of the shares offered herein for purposes of determining how many shares they will own after the offering and their percentage of ownership following the offering.

(3)	Rich Choice Ventures Limited, incorporated in the BVI, is wholly owned and controlled by Yeung So.
(4)	Meta World Group Limited, incorporated in the BVI, is wholly owned and controlled by Siu Kei Chan.

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PLAN OF DISTRIBUTION

Rich Choice Ventures Limited and Meta World Group Limited and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares covered hereby on the Nasdaq or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. They may use any one or more of the following methods when selling its shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the Resale Shareholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The Resale Shareholders may also sell their shares under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Resale Shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Resale Shareholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the shares or interests therein, the Resale Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume. The Resale Shareholders may also sell shares short and deliver these shares to close out their short positions, or loan or pledge the shares to broker-dealers that in turn may sell these shares. The Resale Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

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The Resale Shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Resale Shareholders have informed our Company that none of them have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the shares.

Our Company is required to pay certain fees and expenses incurred by our Company incident to the registration of the shares.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by The Resale Shareholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for our Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect; or (ii) all of the shares held by The Resale Shareholders have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to the shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, The Resale Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the shares by The Resale Shareholders or any other person. We will make copies of this prospectus available to The Resale Shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

The validity of the Class A Ordinary Shares being offered by this prospectus will be passed upon for us by Harney Westwood & Riegels.

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